DIA BRAS
exploration

07020828

RECEIVED

2007 FEB -6 A 11:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

February 2, 2007

***Via Federal Express***

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

**Re: Dia Bras Exploration Inc. – File 82-34990**

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between November 1, 2006 through January 31, 2007.

If you have any questions please do not hesitate to contact me.

Sincerely,

PROCESSED

FEB 0 8 2007

THOMSON
FINANCIAL

Luce L. Saint-Pierre

Luce L. Saint-Pierre,
Corporate Secretary

dw 2/6

Enclosures

**DIA BRAS EXPLORATION INC.**
**FILE NO. 82-34990**
**INFORMATION FROM NOVEMBER 1, 2006 – JANUARY 31, 2007**

| Date | Name of Form |
|---|---|
| November 2, 2006 | News release |
| November 10, 2006 | Alternative monthly report |
| November 21, 2006 | News release |
| November 21, 2006 | News release |
| November 29, 2006 | Other |
| November 29, 2006 | Interim financial statements |
| November 29, 2006 | MD&A |
| November 29, 2006 | Form 52-109F2-Certification of Interim Filings – CFO |
| November 29, 2006 | Form 52-109F2-Certification of Interim Filings - CEO |
| December 15, 2006 | Interim financial statements (amended) |
| December 15, 2006 | Cover letter |
| December 15, 2006 | News release |
| December 15, 2006 | News release |
| December 18, 2006 | Early warning report |
| January 17, 2007 | News release |
| January 22, 2007 | News release |
| January 31, 2007 | News release |
| January 31, 2007 | Technical report |

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 24- 2006



# DIA BRAS INTERSECTS 188 G/T SILVER OVER 38 METERS AT CUSI

Montréal, Québec – **November 2nd, 2006– Dia Bras Exploration Inc. (TSX-V:DIB)** ("Dia Bras" and or the "Company") is pleased to announce an intersection of 38 meters grading 188 g/t Ag as part of the latest exploration results from its Cusi silver Project in Chihuahua State, Mexico.

Hole DC06B030 drilled to test the La Bamba open pit cut from 35 m to 78 m, a mineralized breccia of 38 metres grading 0.10 g/t Au, 188.48 g/t Ag, 0.02 % Cu, 0.28 % Pb and 0.14 % Zn. Included in this interval are a section of 7 meters at 390 g/t Ag and a one-meter section at 981 g/t Ag.

La Bamba and San Miguel are inactive mines that are optioned from Pershimco Resources, whereby Dia Bras can earn 70% interest (see news release dated May 31, 2006).

La Bamba is an open cut that follows a northeastern trending 30-meter thick breccia structure with a steep southeastern dip. The pit measures 100 meters long by an average of 20 meters wide and up to 30 meters deep. The structure, which includes La Bamba and San Miguel, has a known strike length of 600 meters. This mineralized structure has been mapped by André Ciesielski, Ph.D., and identified for an additional 1000 meters onto the Dia Bras 100% owned land package.

The following drill holes have been collared to test the extension on strike and at depth of the breccia. One drill is on site and a second one will be mobilized to accelerate the evaluation.

| Drill Hole | From | To | Width | Au g/t | Ag g/t | Cu (%) | Pb (%) | Zn (%) |
|---|---|---|---|---|---|---|---|---|
| LA BAMBA ZONE | | | | | | | | |
| DC06B30 | 35.00 | 73.00 | 38.00 | 0.10 | 188 | 0.02 | 0.28 | 0.14 |
| including | 52.00 | 59.00 | 7.00 | 0.25 | 390 | 0.04 | 0.67 | 0.23 |
| including | 39.00 | 40.00 | 1.00 | 0.73 | 981 | 0.04 | 1.09 | 0.11 |
| DC06B32 | Results are pending | | | | | | | |
| DC06B34 | 31.15 | 37.52 | 6.37 | 0.13 | 165 | 0.03 | 0.25 | 0.08 |
| including | 35.52 | 36.52 | 1.00 | 0.33 | 381 | 0.04 | 0.14 | 0.07 |
| DC06B36 | 41.15 | 63.65 | 22.50 | 0.07 | 113 | 0.01 | 0.05 | 0.08 |
| including | 57.65 | 62.65 | 5.00 | 0.18 | 277 | 0.02 | 0.13 | 0.11 |
| DC06B37 | 57.30 | 67.00 | 9.70 | - | 110 | 0.04 | 0.05 | 0.06 |
| including | 64.00 | 65.00 | 1.00 | - | 370 | 0.05 | 0.14 | 0.07 |
| DC06B40 | 38.00 | 41.00 | 3.00 | - | 153 | 0.01 | 0.12 | 0.09 |
| DC06B42 | 69.50 | 80.00 | 10.50 | - | 194 | 0.16 | 0.03 | 0.15 |

Two additional drill holes were drilled at San Miguel to test material easily accessible from the shaft with the following results:

| Drill hole | From | To | Width | Au g/t | Ag g/t | Cu (%) | Pb (%) | Zn (%) |
|---|---|---|---|---|---|---|---|---|
| SAN MIGUEL ZONE | | | | | | | | |
| **10 meters – North of the shaft** | | | | | | | | |
| DC06B26 | 44.00 | 50.00 | 6.00 | 0.07 | 92 | 0.03 | 0.75 | 0.24 |
| including | 44.00 | 45.00 | 1.00 | 0.14 | 199 | 0.09 | 0.65 | 0.58 |
| including | 48.00 | 49.00 | 1.00 | 0.20 | 253 | 0.03 | 3.02 | 0.43 |
| and | 75.00 | 79.00 | 4.00 | 0.05 | 121 | 0.02 | 0.10 | 0.10 |
| including | 75.00 | 76.00 | 1.00 | 0.06 | 148 | 0.02 | 0.14 | 0.07 |
| including | 78.00 | 79.00 | 1.00 | 0.04 | 139 | 0.03 | 0.09 | 0.11 |
| and | 89.00 | 90.00 | 1.00 | 0.05 | 111 | 0.02 | 0.05 | 0.07 |
| and | 93.00 | 96.00 | 3.00 | 0.08 | 116 | 0.03 | 0.11 | 0.12 |
| including | 95.00 | 96.00 | 1.00 | 0.14 | 198 | 0.05 | 0.16 | 0.19 |
| **10 meters – South of the shaft** | | | | | | | | |
| DC06B27 | 87.00 | 88.00 | 1.00 | 0.02 | 28 | 0.01 | 0.27 | 1.18 |
| and | 93.00 | 94.00 | 1.00 | 0.03 | 226 | 0.04 | 0.25 | 0.71 |

Although the program has only been in progress for five months, significant silver values have been identified and material from various portions of the inactive mines will be processed at the Company's Malpaso mill beginning in November 2006. These early results support the interpretation that significant silver mineralization remains to be mined in the district.

The Company commissioned an independent 43-101 technical report to Scott Wilson Roscoe Postle, expected to be completed by the end of the year.

Mr. André St-Michel, engineer and Executive Vice-President of Dia Bras, is the qualified person within the meaning of NI43-101.

**Method of analysis**

All drill samples were assayed by ALS Chemex, North Vancouver, Canada with the exception of the samples from hole DC06B40 and 42 that were assayed at ERSA Global Laboratory at their facilities in Torreon, Mexico, using the using ICP method, and hole DC06B37 that was analysed by atomic absorption at the Company's Malpaso lab.

**About Dia Bras**

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Execuvtive Chairman
**Dia Bras Exploration**
(514) 393-8875 poste 241

Réjean Gosselin
President
**Dia Bras Exploration**
(514) 393-8875 ext. 241

Nicole Blanchard
**Managing Partner**
Sun International Communications
(450) 627-6600

**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**



**Forward-looking statements:** *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

# ALTERNATIVE MONTHLY REPORT UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer: Dia Bras Exploration Inc. ("Issuer")

Report for the end of: October 2006

(a) *Name and address of the eligible institutional investor:*

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations' holdings of 2,118,666 common shares ("**Shares**") of the Issuer representing a net decrease of 4.25% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Special Situations holds 5,968,000 Shares and 3,000,000 warrants ("**Warrants**") of the Issuer (collectively the "**Securities**"). The Securities represent approximately 8.84% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) ("**Partially Diluted Basis**").

(d) *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

Not applicable.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e) *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(g) *Names of any joint actors required in connection with this report:*

Not applicable.

(h) *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

**DATED** this 10th day of November 2006.

**RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED**

**By:** (signed) "Benjamin Hill"
**Name:** Benjamin Hill
**Title:** Legal Counsel

DIA BRAS
exploration

**For Immediate Release**

**TSX Venture Exchange - DIB**
**No. 25- 2006**

# DIA BRAS RECEIVES MORE THAN CND $10.2 MILLION FROM THE EXERCISE OF WARRANTS

Montréal, Québec - **November 20, 2006 - Dia Bras Exploration Inc.** ("Dia Bras" and or the "Company") is pleased to announce that an overwhelming majority of warrant holders has exercised the last remaining outstanding warrants for common shares, thereby increasing the Company's cash position by more than CND $10.2 million to a total of CND $25million.

Dia Bras received CDN$ 10,280,897 from the exercise of 11,432,218 warrants, representing more than 95% of the outstanding warrants.

Funds will be used mainly for the exploration and development activities on the Cusi silver mining camp and Bolivar mine area, and extensive drilling programs.

The Malpaso Mill's additional circuit processing 500 tpd is scheduled to be up and running by the end of November. With this additional capacity the Mill will be processing 850 tpd as previously announced, 500 tpd from the Cusi Silver district and 350 tpd from the Bolivar Copper and Zinc deposit. Approximately 15,000 tonnes of material from Cusi should be processed by the end of the current fiscal year as part of a first bulk sampling analysis.

The Company commissioned an independent 43-101 technical report to Scott Wilson Roscoe Postel, which is expected to be completed by the end of this year.

**About Dia Bras**

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Execuvtive Chairman
**Dia Bras Exploration**
(514) 393-8875 poste 241

Réjean Gosselin
President
**Dia Bras Exploration**
(514) 393-8875 ext. 241

Nicole Blanchard
**Managing Partner**
Sun International Communications
(450) 627-6600

**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**

**Forward-looking statements:** *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990



**DIA BRAS** exploration

**For Immediate Release**

**TSX Venture Exchange - DIB**

**No. 25- 2006**

# Dia Bras reports recent results from its exploration program at South Bolivar Cu-Fe-Ag-Au skarn body

Montréal, Québec – **November 21, 2006– Dia Bras Exploration Inc. (TSX-V: DIB)** ("Dia Bras" and or the "Company") is pleased to announce intersections of 9.0 meters grading 1.34% copper and 15.5 meters grading 1.11% copper in diamond drill hole 177 as part of the latest exploration results from its Bolivar copper-zinc property in Chihuahua State, Mexico. In addition, hole 177 penetrated 4.0 meters grading 16.68% Zn higher in the hole.

Holes DB06B175-177 were drilled as part of the program to provide in-fill drill data directed at calculating an initial resource for the South Bolivar Cu-Fe-Ag-Au skarn body. The drill hole locations are shown on the map attached and detailed assay results are as follows:

| | From Meters | To Meters | Width Meters | Cu (%) | Zn %) | Fe (%) | Ag g/t | Au g/t |
|---|---|---|---|---|---|---|---|---|
| **Bolivar South** | | | | | | | | |
| DB06B175 | 287 | 312 | 25.0 | 0.55 | 0.33 | ap | 10 | ap |
| DB06B176 | 402 | 406.3 | 4.3 | 0.00 | 1.34 | 5.54 | 4 | 0.00 |
| | 418 | 419 | 1.0 | 0.00 | 0.00 | 22.30 | 10 | ap |
| | 424 | 425 | 1.0 | 2.66 | 0.04 | ap | 44 | 0.87 |
| **El Gallo** | | | | | | | | |
| DB06B177 | 135 | 139 | 4.0 | 1.74 | 16.68 | 6.99 | 20 | 0.02 |
| Incl. | 136 | 138 | 2.0 | 1.33 | 28.20 | 5.22 | 16 | 0.00 |
| | 153 | 162 | 9.0 | 1.34 | 0.08 | 21.55 | 26 | 0.08 |
| | 156 | 159 | 3.0 | 1.94 | 0.06 | 27.20 | 35 | 0.02 |
| | 203.5 | 219 | 15.5 | 1.20 | 0.09 | 20.61 | 26 | 0.25 |
| Incl. | 203.5 | 209 | 5.5 | 1.63 | 0.12 | 40.09 | 45 | 0.36 |

ap = assay pending

The results from these holes continue to demonstrate that significant copper-iron values are present within the South Bolivar skarn body. In addition, the high zinc values found in the upper portion of hole 177 demonstrate that zones of potentially economic zinc mineralization occur within the South Bolivar zone.

The South Bolivar skarn body is exposed on cliffs at El Gallo that show two dimensions of the body, where the skarn is 30 meters thick in both cliff faces. The South Bolivar skarn has been intercepted below the Level 6 workings of the Bolivar pilot mine by the Company's drill holes, and these intercepts demonstrate a strike length in a NW-SE direction of 800 meters. A NE-SW strike length of 300 meters is visible on the SE-facing cliffs of El Gallo before the skarn dips beneath the surface. This zone is now recognized over more than 0.3 km$^2$, which represents 3 million m$^3$ containing an average of 1.5% copper, 25% magnetite, and with silver credit. The zone remains open to the north, east and south.

Skarns of the South Bolivar type are formed by alteration of dolostone (a magnesian-carbonate bed of chemical sedimentary origin), and the sedimentary origin of the original rock indicates that the lateral dimensions of the skarn body should be extensive and may continue down-dip to the Banda fault, a distance of over 1,000 meters. The South Bolivar skarn is within the wide alteration envelope related to a copper porphyry intrusion and is a more proximal skarn, while the Bolivar pilot mine is within the more distal zinc-rich portion of this type of system. Skarns of the South Bolivar type in other copper porphyry districts, such as Yerington, Nevada exceed 100 million tonnes.

Diamond drilling continues in the South Bolivar skarn zone between El Gallo and the inactive Increíble mine in order to test the down-dip extension of the skarn. In addition, the Company is mobilizing additional drill rigs to the Bolivar property in order to accelerate testing of the mineralization in this area. A drill rig capable of drilling holes 1,000 m in length is also being mobilized in order to test the deeper down-dip portions of the zone.

The Company has commissioned an independent 43-101 technical report to Scott Wilson RPA, which is expected to be completed by early 2007.

Mr. André St-Michel, engineer and Executive Vice-President of Dia Bras, is the qualified person within the meaning of NI43-101.

**Method of analysis**
The analyses were conducted at Chemex Laboratories in Vancouver by fire assay for precious metals and atomic absorption for base metals.

**About Dia Bras**
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:


Thomas L. Robyn
Execuvtive Chairman
**Dia Bras Exploration**
(514) 393-8875 poste 241

Réjean Gosselin
President
**Dia Bras Exploration**
(514) 393-8875 ext. 241

Nicole Blanchard
**Managing Partner**
Sun International Communications
(450) 627-6600


**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**


Dia Bras Exploration
BOLIVAR MINE
N
NW BOLIVAR
BOLIVAR
La INCREIBLE
DB06B176
BOLIVAR SUR
DB06B175
DB06B177
La MONTURA
El GALLO
0 100 200 Meters

**DIA BRAS**
exploration

630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 393-8875
Fax : (514) 866-6193

**VIA SEDAR**

November 29, 2006

**TO: BRITISH COLUMBIA SECURITIES COMMISSION**
**ALBERTA SECURITIES COMMISSION**
**ONTARIO SECURITIES COMMISSION**
**TSX VENTURE EXCHANGE**

**Re: Dia Bras Exploration Inc.**

Dear Sirs:

We confirm that the following material was sent by prepaid mail on November 29, 2006 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
THIRD QUARTER ENDED SEPTEMBER 30, 2006 AND
MANAGEMENT'S DISCUSSION AND ANALYSIS DATED NOVEMBER 28, 2006.

Yours truly,

**DIA BRAS EXPLORATION INC.**

Leonard Teoli
Chief Financial Officer

File No. 82-34990

DIA BRAS
exploration

# DIA BRAS EXPLORATION INC.

## Interim Consolidated Financial Statements

**Third Quarter ended September 30, 2006**

**(UNAUDITED)**

DIA BRAS
exploration

NOTICE TO READERS OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements of Dia Bras Exploration Inc. for the nine-month period ended September 30, 2006 have not been reviewed by the Company's external auditors.

RÉJEAN GOSSELIN, CHIEF EXECUTIVE OFFICER

LEONARD TEOLI, CHIEF FINANCIAL OFFICER

MONTRÉAL, QUÉBEC
NOVEMBER 28, 2006

# Dia Bras Exploration Inc.

Consolidated Balance Sheets (unaudited)

| | As at September 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 13,243,744 | 3,541,961 |
| Short-term deposits | 25,000 | 15,000 |
| Receivable | 2,681,642 | 327,000 |
| Sales tax and other receivables | 3,123,780 | 1,037,122 |
| Inventories from pilot-mining program (note 4) | 154,785 | 142,239 |
| Temporary investment (note 5) | - | 42 |
| Prepaid expenses | 46,628 | 94,048 |
| | 19,275,579 | 5,157,412 |
| **Mining assets** (note 6) | 19,671,349 | 19,912,804 |
| **Deferred costs – Advance on royalty payment** (note 7) | 350,000 | 350,000 |
| | **39,296,928** | **25,420,216** |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 1,276,845 | 749,676 |
| Current portion of obligation related to assets under capital lease (note 8) | 163,032 | 90,904 |
| Income taxes payable | - | 45,000 |
| | 1,439,877 | 885,580 |
| **Obligation related to assets under capital lease** (note 8) | 156,319 | 137,947 |
| **Excess cost recovery – pilot mining** (note 6 (a) (i)) | 2,931,673 | - |
| **Future income tax liabilities** | 167,000 | 397,600 |
| | **4,694,869** | **1,421,127** |
| **Shareholders' Equity** | | |
| **Share capital** (note 9) | 38,207,891 | 26,921,601 |
| **Warrants and compensation options** (note 10) | 3,074,099 | 2,880,496 |
| **Contributed surplus** (note 12) | 6,620,988 | 4,802,240 |
| **Deficit** | (13,300,919) | (10,605,248) |
| | **34,602,059** | **23,999,089** |
| | **39,296,928** | **25,420,216** |

# Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit (unaudited)

| | For the three-month period ended September 30, 2006 $ | 2005 $ | For the nine-month period ended September 30, 2006 $ | 2005 $ |
|---|---|---|---|---|
| **Income** | | | | |
| Interest income | 89,723 | 2,386 | 159,478 | 17,198 |
| Gain on disposal of temporary investment (note 5) | - | 10,861 | 152,800 | 10,861 |
| Unrealized gain on exchange | 250,473 | - | - | - |
| Miscellaneous revenues | (15,322) | - | 12,375 | 38,285 |
| | **324,874** | **13,247** | **324,653** | **66,344** |
| **Expenses** | | | | |
| Administrative expenses | 186,736 | 128,131 | 514,863 | 304,330 |
| Professional and consulting fees | 108,311 | 83,344 | 248,693 | 148,778 |
| Information to shareholders and trustee fees | 34,809 | 71,439 | 180,307 | 142,858 |
| Business development | 76,378 | 7,653 | 223,892 | 84,808 |
| Stock-based compensation costs (note 11) | 445,185 | 140,885 | 761,917 | 310,825 |
| Amortization of property, plant and equipment | - | 6,148 | - | 9,607 |
| Amortization of intangible asset – Licence | - | 6,249 | - | 18,747 |
| Other project cost | - | - | 29,069 | - |
| Write-off of mining assets – Costs and deferred exploration expenses (note 6(a) (iii) and (vi)) | - | - | - | 201,128 |
| Write-down of temporary investment | - | - | - | 64,167 |
| Loss on currency exchange | - | 40,899 | 92,463 | 86,485 |
| | **851,419** | **484,748** | **2,051,204** | **1,371,733** |
| **Loss before income taxes for the period** | **(526,545)** | **(471,501)** | **(1,726,551)** | **(1,305,389)** |
| **Future income tax recovery (note 13)** | 120,000 | - | 230,600 | - |
| **Loss for the period** | **(406,545)** | **(471,501)** | **(1,495,951)** | **(1,305,389)** |
| **Deficit – Beginning of period** | (11,694,654) | (8,805,988) | (10,605,248) | (7,972,100) |
| Share issue expenses | (1,199,720) | - | (1,199,720) | - |
| **Deficit – End of period** | **(13,300,919)** | **(9,277,489)** | **(13,300,919)** | **(9,277,489)** |
| **Basic and diluted cumulative loss per share** | (0.01) | (0.01) | (0.02) | (0.02) |
| **Basic and diluted weighted average number of outstanding shares** | 90,197,686 | 53,656,686 | 84,788,623 | 53,656,686 |

# Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows (unaudited)

| | For the three-month period ended September 30, 2006 $ | 2005 $ | For the nine-month period ended September 30, 2006 $ | 2005 $ |
|---|---|---|---|---|
| **Cash flows from** | | | | |
| **Operating activities** | | | | |
| Loss for the period | (406,545) | (471,501) | (1,495,951) | (1,305,389) |
| Adjustments for | | | | |
| Future income taxes (note 13) | (120,000) | - | (230,600) | - |
| Stock-based compensation costs (note 11) | 445,185 | 140,885 | 761,917 | 310,825 |
| Gain on disposal of temporary investment (note 5) | - | (10,861) | (152,800) | (10,861) |
| Amortization and write-off of property, plant and equipment | - | 6,148 | - | 9,607 |
| Amortization and write-off of intangible asset – Licence | - | 6,249 | - | 18,747 |
| Write-off of mining assets – Costs and deferred exploration expenses (note 6 (a) (iii) and (vi)) | - | - | - | 201,128 |
| Write-down of temporary investment | - | - | - | 64,167 |
| Unrealized (gain) loss on currency exchange | (51,349) | - | 142,917 | (51,902) |
| | (132,709) | (329,080) | (974,517) | (763,678) |
| Changes in non-cash working capital items (note 15) | (1,026,112) | 54,005 | (1,480,741) | (736,796) |
| | **(1,158,821)** | **(275,075)** | **(2,455,258)** | **(1,500,474)** |
| **Financing activities** | | | | |
| Short-term loan | - | 582,807 | - | 582,807 |
| Obligation related to asset under capital lease | (16,051) | - | 102,400 | - |
| Share capital issued (note 9) | 10,465,000 | 1,262,189 | 10,498,937 | 1,435,188 |
| Share issue expenses | (1,006,117) | - | (1,006,117) | - |
| | **9,442,832** | **1,844,996** | **9,595,220** | **2,017,995** |
| **Investing activities** | | | | |
| Increase in mining assets | (10,164,070) | (3,307,932) | (22,095,582) | (8,866,122) |
| Proceeds from sale of concentrate | 10,583,404 | 1,140,354 | 24,669,378 | 2,339,877 |
| Purchase of short-term deposits | - | - | (10,000) | - |
| Acquisition of temporary investment (note 5) | - | - | (260,000) | - |
| Disposal of temporary investment (note 5) | - | 215,489 | 412,842 | 215,489 |
| Purchase of property, plant and equipment | - | - | - | (20,757) |
| | **419,334** | **(1,952,089)** | **2,716,638** | **(6,331,513)** |
| **Translation adjustments on cash and cash equivalents** | 68,685 | 2,294 | (154,817) | (27,021) |
| **Increase (decrease) in cash and cash equivalents during the period** | **8,772,030** | **(379,874)** | **9,701,783** | **(5,841,013)** |
| **Cash and cash equivalents – Beginning of period** | 4,471,714 | 971,251 | 3,541,961 | 6,432,390 |
| **Cash and cash equivalents –End of period** | **13,243,744** | **591,377** | **13,243,744** | **591,377** |
| **Supplemental disclosure of cash flow information** | | | | |
| Interest paid | 16,249 | - | 44,967 | - |
| Income tax paid | - | - | 45,000 | - |

## 1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has mining rights and options to acquire interests in mining properties located in the State of Chihuahua, Mexico, which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

In 2005, the Company began a pilot-mining program at the Bolivar Mine property in order to gather information and data in view of a pre-feasibility study. However, the Company has not yet reached the commercial production stage.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In 2005, in order to align its year-end with those of its Mexican subsidiaries, the Company changed its year-end from March 31st to December 31st.

## 2 Significant accounting policies

### Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. Therefore, these statements should be read in conjunction with the December 31, 2005 audited financial statements.

### Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its directly or indirectly wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V., which provides administrative resources to Dia Bras Mexicana, and Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I., which is the owner of the Malpaso mill, are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

**Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates, and such differences could be material.

**Cash and cash equivalents**

Cash and cash equivalents consist of cash on hand, bank balances and short-term liquid investments repurchasable at all times without penalties.

**Temporary investment**

The temporary investment is recorded at the lower of cost and quoted market value.

**Inventories from pilot mining**

Inventories from pilot mining consist of material and concentrate located at the plant are recorded at the lower of cost and net realizable value.

**Property, plant and equipment**

Office equipment is recorded at cost and amortized over its estimated useful life using the straight-line method over a three-year period.

**Mining assets**

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

*Costs and deferred exploration expenses*

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from a pilot-mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

Should there be an excess cost recovery during that period, then this excess will be disclosed in long-term liabilities until (i) the situation is reversed, or (ii) until commercial production has begun, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill that can process approximately 2,000 tonnes per day.

The development of the mine and the construction of the on-site mill are planned to commence in mid-2008 after reception of a bankable feasibility study to be commissioned in early 2007.

*Exploration building and equipment*

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

| | **Method** | **Rate/Period** |
|---|---|---|
| Building | Declining balance | 10% |
| Equipment and rolling stock | Declining balance | 30% |
| Computers and office furniture | Straight-line | 3 years |

*Supplies inventory*

Supplies inventory is recorded at the lower of cost and replacement value.

**Deferred costs – Advance on royalty payment**

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

**Intangible asset – Licence**

The licence was accounted for at cost and amortized using the straight-line method over its finite useful life of two years.

**Stock option plan and stock-based compensation costs**

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option vesting. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

**Foreign currency translation**

*Foreign currency*

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations and deficit are translated at the rates of exchange in effect on each transaction date. Gains and losses on currency translation are included in income.

*Foreign operations*

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the consolidated statements of operations and deficit.

**Income taxes**

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using substantively enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when, from available information, it is more likely than not that some or all of such assets will not be realized.

**Share and warrant issue expenses**

Share and warrant issue costs are accounted for in the period in which they are incurred and recorded as an increase in deficit in the period in which the shares are issued.

**Loss per share**

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

**Asset retirement obligations**

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

## 3 Financial instruments

**Fair value**

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, short-term deposits, receivable, sales tax and other receivables and accounts payable and accrued liabilities is comparable to their carrying value due to the relative short period to maturity of the instruments.

**Interest rate risk**

The Company's receivable, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. Short-term deposits and the obligation related to assets under capital lease bear interest at a fixed rate.

**Foreign exchange risk**

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, predominantly in U.S. dollars and Mexican pesos. Consequently, certain assets, liabilities and expenses are exposed to currency fluctuations.

**Credit Risk**

The Company is exposed to credit risk to the extent that a debtor may be unable to repay amounts owing to the Company. The totality of the Company's receivable is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it does not represent a significant credit risk.

## 4 Inventories from the pilot-mining program

| | As at September 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Mineralization rock | 22,067 | 83,921 |
| Concentrate | 132,630 | 58,318 |
| | 154,697 | 142,239 |

## 5 Temporary investment

| | As at September 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Ecu Silver Mining Inc. (as at December 31, 2005 – 166 common shares and 666,666 warrants and quoted market value $73) | - | 42 |

As at December 31, 2005, the Company owned 666,666 warrants of Ecu Silver exercisable at a price of $0.39 per warrant. During the nine-month period ended September 30, 2006, the Company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842, thereby realizing a gain on disposal of $152,800.

## 6 Mining assets

| | As at September 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Costs and deferred exploration expenses (a) | 8,785,659 | 13,537,347 |
| Exploration building and equipment (b) | 8,282,577 | 4,979,639 |
| Supplies inventory | 1,449,036 | 1,119,116 |
| Deposits on mining assets | 1,154,077 | 276,702 |
| | 19,671,349 | 19,912,804 |

(a) Cost and deferred exploration expenses

| | Cost | | Deferred exploration expenses | | Total | |
|---|---|---|---|---|---|---|
| | As at September 30, 2006 $ | As at December 31, 2005 $ | As at September 30, 2006 $ | As at December 31, 2005 $ | As at September 30, 2006 $ | As at December 31, 2005 $ |
| **Mexico (State of Chihuahua)** | | | | | | |
| Bolivar projects (options) | | | | | | |
| Bolivar Mine (i) | - | 1,433,381 | - | 7,858,922 | - | 9,292,303 |
| Piedras Verdes (ii) | 313,102 | 301,828 | 2,073,771 | 2,072,362 | 2,386,873 | 2,374,190 |
| San José (iii) | 141,288 | 74,864 | 271,504 | 271,504 | 412,792 | 346,368 |
| Mezquital | 27,299 | 24,495 | 99,105 | 99,105 | 126,404 | 123,600 |
| La Cascada | 10,110 | 8,282 | 133,577 | 133,577 | 143,687 | 141,859 |
| Val | 2,684 | 2,560 | 100,928 | 100,928 | 103,612 | 103,488 |
| Other | 28,643 | 27,158 | 43,564 | 33,714 | 72,207 | 60,872 |
| Promontorio projects (options) | | | | | | |
| Promontorio and Hidalgo (iv) | 249,425 | 135,702 | 947,955 | 811,330 | 1,197,380 | 947,032 |
| El Magistral (v) | 147,635 | 147,635 | - | - | 147,635 | 147,635 |
| Cusi projects | | | | | | |
| India – Marisa (vii) (a)) | 211,321 | - | 1,426,116 | - | 1,637,437 | - |
| San Miguel (vii) (d)) | 221,285 | - | 129,107 | - | 350,392 | - |
| Holguin (vii) (b)) | 1,006,206 | - | - | - | 1,006,206 | - |
| Minera Cusi (vii) (c)) | 1,127,048 | - | 69,717 | - | 1,196,765 | - |
| DBM | 4,269 | - | - | - | 4,269 | - |
| | 3,490,315 | 2,155,905 | 5,295,344 | 11,381,442 | 8,785,659 | 13,537,347 |

| | Bolivar $ | Cusi $ | Promontorio $ | For the nine-month period ended September 30, 2006 Total $ | For the nine-month period ended December 31, 2005 Total $ |
|---|---|---|---|---|---|
| Balance – Beginning of period | 13,537,347 | - | - | 13,537,347 | 10,197,775 |
| Costs and deferred exploration expenses | | | | | |
| Property acquisition and related costs | 279,992 | 2,572,672 | 112,673 | 2,965,337 | 451,263 |
| Sampling | 117,290 | 118,674 | 12,779 | 248,743 | 179,671 |
| Geology consulting and management | 799,556 | 113,210 | 38,336 | 951,102 | 660,598 |
| Geophysical survey | 6,915 | - | - | 6,915 | 27,927 |
| Drilling and mining development | 2,566,524 | 688,764 | 40,891 | 3,296,179 | 1,352,627 |
| Pilot milling | 2,103,027 | - | - | 2,103,027 | 1,570,210 |
| Supervision and local administrative costs | 720,471 | 308,393 | 30,341 | 1,059,205 | 1,056,287 |
| Transportation costs | 4,918,002 | 72,217 | 6,389 | 4,996,608 | 2,530,748 |
| Road | 1,274 | 2,442 | - | 3,716 | 41,725 |
| Camp costs and food | 1,064,373 | 12,061 | - | 1,076,434 | 550,053 |
| Capitalized amortization of exploration building and equipment | 923,996 | 88,683 | 7,889 | 1,020,568 | 833,442 |
| Stock-based compensation costs (note 11) | 880,948 | 189,078 | 6,158 | 1,076,184 | 205,011 |
| | 14,382,368 | 4,166,194 | 255,456 | 18,804,018 | 9,459,562 |
| Write-off of mining assets – Costs and deferred exploration expenses ((iii) and (vi)) | - | - | - | - | (557,588) |
| Sales of concentrate | (26,487,379) | - | - | (26,487,379) | (5,562,402) |
| | **(12,105,011)** | **4,166,194** | **255,456** | **(7,683,361)** | **3,339,572** |
| Transfer to excess cost recovery – pilot mining | 2,931,673 | - | - | 2,931,673 | - |
| | **(9,173,338)** | **4,166,194** | **255,456** | **(4,751,688)** | - |
| **Balance – End of period** | **4,364,009** | **4,166,194** | **255,456** | **8,785,659** | **13,537,347** |

**Mexico**

(i) Bolivar Mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payment of $180,375 (US$162,500) has yet to be made.

During the nine-month period ended September 30, 2006, the Company continued its pilot-mining program on the Bolivar Mine property. During that period, the Company sold zinc and copper concentrate in the amount of $26,487,379 ($2,303,502 for the nine-month period ended September 30, 2005). In accordance with its accounting policy, the amount of sales of concentrate before commencement of commercial production is accounted for as a reduction of the deferred exploration expenses. As a result, there is an excess recovery of costs and deferred accumulated exploration expenses on the Bolivar Mine property in the amount of $2,931,673, which is expressed as a long-term liability.

(ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby it would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment is as follows:

| | US$ |
|---|---|
| December 2006 | 20,000 |

(iii)Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in the Santa María and San José, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

In December 2005, the Company decided to abandon the Santa María project. Therefore, the scheduled January 2006 payment for the Santa María project was not made, and no further payment will be made. Consequently, the Company recorded during the nine-month period ended December 31, 2005, a write-off of mining assets of $403,152.

The remaining payments for the San José project, as at September 30, 2006, are as follows:

| | San José US$ |
|---|---|
| January 2007 | 37,500 |
| July 2007 | 37,500 |
| January 2008 | 37,500 |

Starting July 2008, the Company will pay a yearly advance royalty payment of US$62,500.

(iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

| | US$ |
|---|---|
| June 2007 | 150,000 |
| June 2008 | 150,000 |
| June 2009 | 2,500,000 |

(v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property for the sum of US$1,000,000, payable over a five-year period.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

| | US$ |
|---|---|
| November 2006 | 75,000 |
| November 2007 | 100,000 |
| November 2008 | 200,000 |
| November 2009 | 500,000 |

(vi) El Cumbre

All costs and deferred exploration expenses allocated to those projects amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

(vii) Cusi Project

In May and June, 2006, the Company staked ground and entered into agreements in order to gain interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic (Cusi) silver district in Chihuahua State, Mexico (the "Cusi District"), located within 40 kilometres of the Company's Malpaso mill as follows:

(a) On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property covering 21.08 hectares for a cash payment of US$100,000 and the issue by the Company of 200,000 common shares of the Company which have been issued collectively. The property is subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Villalobos and Rodriguez with a US$1,000,000 buy-back option.

(b) On May 2, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Aragonez") to acquire properties covering 1,676 hectares for a cash payment of US$740,000, of which US$350,000 has been paid as at September 30, 2006, and the issue by the Company of 1,000,000 common shares of the Company which have been issued. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Aragonez. The NSR can be purchased for US$1,000,000.

(c) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years. As at September 30, 2006, US$1,000,000 had been paid, and US$4,000,000 remains to be paid as follows: US$2,000,000 in 2007 and US$2,000,000 in 2008. The properties are subject to a sliding scale royalty as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce. The royalty is in favor of Minera Cusi. The Company may withdraw from its purchase obligations under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

(d) On May 31, 2006, the Company entered into an agreement (the "Pershimco Agreement") with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company acquired a 70% interest in a property (the "Pershimco Property") covering 36 hectares located in the Cusi District owned by Pershimco for a work commitment of US$4,000,000 payable over a period of 30 months after the date of the Pershimco Agreement and a cash payment of US$200,000, which was made during the quarter. In addition, pursuant to the provisions of the Pershimco Agreement, the Company agreed to acquire US$300,000 worth of units of Pershimco at C$0.40 per unit. Each unit is comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe one additional common share of Pershimco at a price of $0.40 during a period of 12 months after the closing. This placement was made subsequent to September 30, 2006. The Pershimco Property is subject to a 2% NSR on the entire Pershimco Property in favor of Minera Homero S. de R.L. de C.V., a private Mexican company, of which 1% may be bought back for $US1,000,000. The Company may forfeit its rights under the Pershimco Agreement by failing to expend US$4,000,000 over the required 30-month period and lose the payments and expenditures paid in respect of the Pershimco Property.

(b) Exploration building and equipment

| | As at September 30, 2006 | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| **Mexico** | | | |
| Building | | | |
| Plant(1) | 1,235,028 | 183,159 | 1,051,869 |
| Camp | 397,346 | 82,145 | 315,201 |
| Machinery and equipment | 5,698,215 | 1,078,298 | 4,619,917 |
| Computers and office furniture | 496,046 | 165,318 | 330,728 |
| Rolling stock | 2,166,217 | 583,685 | 1,582,532 |
| Rolling stock under capital lease | 481,233 | 98,903 | 382,330 |
| | 10,474,085 | 2,191,508 | 8,282,577 |

| | As at December 31, 2005 | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| **Mexico** | | | |
| Building | | | |
| Plant(1) | 1,236,886 | 92,729 | 1,144,157 |
| Camp | 397,346 | 59,725 | 337,621 |
| Machinery and equipment | 2,801,458 | 579,361 | 2,222,097 |
| Computers and office furniture | 268,828 | 90,919 | 177,909 |
| Rolling stock | 1,229,158 | 361,417 | 867,741 |
| Rolling stock under capital lease | 235,566 | 5,452 | 230,114 |
| | 6,169,242 | 1,189,603 | 4,979,639 |

(1) During the year ended March 31, 2005, the Company entered into an agreement with Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM") to purchase a mill under a capital lease. The mill is located in the State of Chihuahua and is used by the Company to process its material and produce its concentrate. During the nine-month period ended December 31, 2005, the Company, through a nominee, obtained control of the common shares of CMMM. Furthermore, it was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill, which is the only significant asset of CMMM, and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15. Consequently, the capital lease obligation was eliminated.

In exchange for control of the common shares of CMMM, the Company advanced an amount of $614,921 to a nominee and is committed for an additional amount of $27,500 (US$25,000). This latter consideration is included in accounts payable and accrued liabilities as at September 30, 2006 (as at December 31, 2005 – $233,180 (US$200,000)).

## 7 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet Extraction Inc., an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

In 2005, Nichromet agreed to extend the expiry date of the Nichromet licence to July 29, 2008 on the following basis:

(i) If Nichromet builds a pilot plant in Thetford Mines, Quebec, the Company will sell to Nichromet 1,000 tonnes of copper concentrate and 1,000 tonnes of zinc concentrate. The concentrates will be delivered at the Company's expense to the Nichromet plant for processing, and Nichromet will pay the Company the same price as that received by the Company when it sells similar concentrates in Mexico.

(ii) The Company will be responsible for and pay all costs of the feasibility study to be conducted in connection with processing the concentrates at the Nichromet plant.

(iii) After completing the feasibility study, in the event that the Company builds, prior to the expiry date of the Nichromet licence, a commercial plant with a minimum capacity of 100 tonnes per day, the Company will be entitled to a licence with an indefinite term.

## 8 Obligation related to assets under capital lease

(a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

| | As at September 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Years ending December 31, 2006 (remainder) | 56,601 | 130,166 |
| 2007 | 190,402 | 96,599 |
| 2008 | 138,869 | 66,569 |
| | 385,872 | 293,334 |
| Less: Interest | 66,521 | 64,483 |
| Total liability (note 8 (b)) | 319,351 | 228,851 |
| Less: Current portion | 163,032 | 90,904 |
| | 156,319 | 137,947 |

(b) The obligation in the amount of $319,351 ($228,851 as at December 31, 2005) includes $79,816 payable in US dollars (US$71,908) ($68,259 (US$59,355) as at December 31, 2005) and $239,535 (MP$2,357,060) payable in Mexican pesos ($160,592 (MP$1,461,369) as at December 31, 2005).

(c) The weighed average interest rate for the obligations related to assets under capital lease is 16.5%. Interest expense for the nine-month period ended September 30, 2006 amounted to $44,967 (nil for the nine-month period ended September 30, 2005).

## 9 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

| | For the nine-month period ended September 30, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | **Number of shares** | **Amount $** | **Number of shares** | **Amount $** |
| Balance – Beginning of period | 81,724,769 | 26,921,601 | 51,457,477 | 20,782,703 |
| Issued and paid in cash (i) | 14,950,000 | 10,465,000 | 22,500,000 | 4,500,000 |
| Issued for the acquisition of mining assets (note 6 (vii)) | 1,200,000 | 768,000 | - | - |
| Issued following exercise of warrants (ii) | - | - | 7,767,292 | 1,638,898 |
| Issued following exercise of stock options (note 11) | 122,917 | 53,290 | - | - |
| Balance – End of period | 97,997,686 | 38,207,891 | 81,724,769 | 26,921,601 |

(i) (a) On August 17, 2006, the Company announced that it had closed an offering on a bought-deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment options pursuant to which the under-writers purchased an additional 1,950,000 common shares at $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000. An underwriter fee of 7% of total gross proceeds was paid and a total of 1,046,500 compensation options (7% of total common shares issued) were issued in favor of the underwriters.

(b) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

(ii) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439 (note 10).

## 10 Warrants and compensation options

Changes in the Company's outstanding common share purchase warrants and compensation options were as follows:

| | For the nine-month period ended September 30, 2006 | | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|---|
| | Number of warrants | Number of compensation options | Amount $ | Number of warrants | Amount $ |
| Balance – Beginning of period | 12,002,068 | - | 2,880,496 | 29,125,399 | 6,165,776 |
| Issued | - | 1,046,500 | 193,603 | | |
| Exercised (note 9 (ii)) | - | - | - | (7,767,292) | (318,459) |
| Expired (note 12) | - | - | - | (9,356,039) | (2,966,821) |
| Balance – End of period | 12,002,068 | 1,046,500 | 3,074,099 | 12,002,068 | 2,880,496 |

Outstanding common share purchase warrants and compensation options, entitling their holders to subscribe to an equivalent number of common shares, were as follows as at September 30, 2006:

| Exercise price | Number of warrants | Number of Compensation options | Expiry date |
|---|---|---|---|
| $0.90 | 12,002,068 (i) | - | November 16, 2006 |
| $1.00 | - | 1,046,500 | August 16, 2007 |
| | 12,002,068 | 1,046,500 | |

(i) See Subsequent events (note 20 (b)).

## 11 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As of September 30, 2006, the Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 9,700,000 (5,900,000 as of December 31st, 2005) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. All options granted before September 2006 have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters. Beginning September 2006, options granted are entirely vested at the date of grant.

On September 28, 2006, the Board granted a total of 2,000,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.90 until September 2011 and are entirely vested.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

A summary of changes in the Company's stock options outstanding is presented below:

| | For the nine-month period ended September 30, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | Number of options | Average exercise price $ | Number of options | Average exercise price $ |
| Beginning of period | 4,786,250 | 0.59 | 3,046,250 | 0.79 |
| Granted | 4,700,000 | 0.61 | 1,940,000 | 0.29 |
| Exercised | (122,917) | 0.28 | - | - |
| Expired or cancelled | (231,000) | 0.76 | (200,000) | 0.85 |
| End of period | 9,132,333 | 0.60 | 4,786,250 | 0.59 |

A summary of options outstanding and exercisable as at September 30, 2006 is presented below:

| | Number of options | | |
|---|---|---|---|
| Exercise price | Outstanding | Exercisable | Expiry date |
| $0.85 | 855,000 | 855,000 | October 2008 |
| $1.30 | 40,000 | 40,000 | January 2009 |
| $0.75 | 1,217,000 | 1,217,000 | August 2009 |
| $0.75 | 500,000 | 500,000 | February 2010 |
| $0.30 | 1,695,333 | 1,271,500 | September 2010 |
| $0.22 | 125,000 | 93,750 | September 2010 |
| $0.40 | 2,700,000 | 1,350,000 | February 2011 |
| $0.90 | 2,000,000 | 2,000,000 | September 2011 |
| | 9,132,333 | 7,327,250 | |

Total stock-based compensation costs for the nine-month period ended September 30, 2006 amount to $1,838,101 (note 12) (for the nine-month period ended September 30, 2005 – $528,583), including $1,076,184 (for the nine-month period ended September 30, 2005 – $217,758) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $761,917 (for the nine-month period ended September 30, 2005 – $310,825) was recorded in the consolidated statements of operations and deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

| | For the nine-month period ended September 30, 2006 | For the nine-month period ended September 30, 2005 |
|---|---|---|
| Average dividend per share | Nil | Nil |
| Estimated volatility | 99.45% | 104.95% |
| Risk-free interest rate | 4.52% | 4.00% |
| Expected life of options granted | 4 years | 4 years |
| Option price | $0.60 | $0.52 |
| Weighted average of estimated fair value of each option granted | $0.42 | $0.36 |

## 12 Contributed surplus

| | For the nine-month period ended September 30, 2006 $ | For the nine-month period ended December 31, 2005 $ |
|---|---|---|
| Balance – Beginning of period | 4,802,240 | 1,380,600 |
| Stock-based compensation cost (note 11) | 1,838,101 | 454,819 |
| Exercise of options (note 11) | (19,353) | - |
| Warrants expired (note 10) | - | 2,966,821 |
| Balance – End of period | 6,620,988 | 4,802,240 |

## 13 Income taxes

The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

| | For the nine-month period ended September 30, 2006 $ | For the nine-month period ended September 30, 2005 $ |
|---|---|---|
| Income tax benefit using statutory income tax rates | (566,327) | (406,237) |
| Income tax rate differential in Mexico | 2,591 | 12,000 |
| Stock-based compensation costs | 243,966 | 93,248 |
| Non taxable portion of capital gain | (24,463) | - |
| Increase in the valuation allowance | 333,592 | 156,067 |
| Foreign exchange gain (loss) recoverable (deductible) in Mexico | (332,000) | 98,333 |
| Inflation taxable on net financial liabilities in Mexico | 110,989 | 44,000 |
| Non-deductible items in Mexico | 14,684 | 31,333 |
| Other | (13,632) | (28,744) |
| | (230,600) | - |

## 14 Asset retirement obligations

As at September 30, 2006, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

## 15 Statements of cash flows

The changes in non-cash working capital items are as follows:

| | For the nine-month period ended September 30, 2006 $ | For the nine-month period ended September 30, 2005 $ |
|---|---|---|
| Sales tax and other receivables | (2,086,658) | (700,921) |
| Inventories from pilot-mining program | (12,546) | (250,600) |
| Prepaid expenses | 47,420 | 21,688 |
| Accounts payable and accrued liabilities | 616,043 | 193,037 |
| Income taxes payable | (45,000) | - |
| | (1,480,741) | (736,796) |

(a) Changes in non-cash receivable items totalling $2,354,642 (nil for the nine-month period ended September 30, 2005) related to the sale of concentrate are included in investing activities.

(b) Changes in contributed surplus for an amount of $1,076,184 (for the nine-month period ended September 30, 2005 – $217,758) related to stock based compensation costs capitalized into mining assets are included in investing activities.

## 16 Related party transactions

(a) During the nine-month period ended September 30, 2006, companies controlled by officers of the Company charged consulting fees amounting to $789,297 (for the nine-month period ended September 30, 2005 – $341,578), including $541,552 capitalized to deferred exploration costs (for the nine-month period ended September 30, 2005 – $203,633). As at September 30, 2006, the balance due to these officers amounted to $20,052 (as at December 31, 2005 – $11,840).

(b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 9 (i)) for a total consideration of $886,500 (nil during the nine-month period ended September 30, 2006).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

## 17 Commitments

On May 17, 2006, the Company signed a service agreement to outsource its drilling activities with Canmex Diamond Drill S.A. de C.V., which would, however, use the Company's own drilling equipment. The agreement is for 25,000 meters at a cost of US$92.50 per meter.

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided on a pro-rata basis among the three companies.

## 18 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar Mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

## 19 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

## 20 Subequent events

a) Subsequent to September 2006, as per agreement, the Company purchased 850,000 units of Pershimco at $0.40 per unit (note 6 (vii) (d)).

b) Subsequent to the end of the quarter, 11,423,219 warrants were exercised at the price of $0.90, for a total cash consideration of $10,280,897. Consequently, the Company issued 11,423,219 common shares from its treasury (note 10).

File No. 82-34990

DIA BRAS
exploration



# DIA BRAS EXPLORATION INC.

# MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE-MONTH PERIOD ENDED
SEPTEMBER 30, 2006

## MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the unaudited consolidated financial statements for the nine-month period ended September 30, 2006 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

### 1.1 YEAR-END AND DATE OF MD&A:

In 2005, the Company changed its year-end from March 31 to December 31 to coordinate with the statutory year end of its Mexican subsidiaries. The MD&A for the nine-month period ended September 30, 2006 is as of November 28, 2006.

### 1.2 FORWARD-LOOKING STATEMENTS:

The MD&A contains forward-looking statements that express, as at the date of thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcome and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

### 1.3 HIGHLIGHTS OF THE THIRD QUARTER 2006:

- Closing of a $10.4 M bought deal financing agreement on August 17, 2006
- Beginning of the preliminary exploration program at the newly acquired silver district "The Cusi project" in Chihuahua Mexico
- Pilot program at Bolivar mine meets forecasts and generates positive cash flow
- Total sales of concentrate of $11.4 M for the third quarter
- The Company accumulates excess cost recovery at Bolivar Mine
- Work begins to increase the Malpaso mill capacity by 500 tpd by year-end

### 1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE:

Dia Bras Exploration Inc. (the "Company") is a mining exploration company with rights and options on approximately 80 properties covering in excess of 15,000 hectares in the State of Chihuahua, in Mexico.

During the quarter ended September 30, 2006, the Company continued its pilot-mining program at the Bolivar Mine property. The short-term objectives of the pilot-mining program are: (i) to provide essential data on mining, transport and milling costs, logistics, mineralization rock grade, mill recovery performance and metallurgy, which will be useful for pre-feasibility and feasibility studies at the Bolivar Mine property; and (ii) generate sufficient cash flow from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot program started generating positive cash flow in December 2005 which continued throughout the first nine months of 2006.

Well supported by high market prices for zinc and copper, the Company completed another very productive quarter at its Bolivar mine exploration project where the Company met its target for the quarter.

It is important to note that the Bolivar mine property is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 24 to 30 months before the Bolivar mine property reaches the commercial production stage, but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, the income generated by the pilot-mining program is shown as a reduction of the costs and deferred expenses capitalized to the Bolivar mine project in conformity with Canadian generally accepted accounting principles. Any excess cost recovery during pre-commercial production will be disclosed in long-term liabilities until the situation is reversed or until commercial production has begun. This policy would apply to any project which would go into pilot-mining mode.

### Bolivar Mine property

The Bolivar property remains the main exploration target in the Cieneguita region. During the quarter ended September 30, 2006, property costs and exploration and development expenses on the Bolivar property amounted to approximately $5.6 million.

During the quarter ended September 30, 2006, the Company processed 23,588 DMT of material averaging grades of 9.63% Zn and 2.12% Cu, with the month of September contributing for more than 9,100 DMT, the most productive month in terms of tonnage processed since the beginning of the program. Recoveries at the Malpaso mill averaged 91.96% for zinc and 85.96% for copper resulting in a production of 3,504 DMT of zinc concentrate and 1,497 DMT of copper concentrate during the third quarter.

The value of total concentrate production based on average monthly zinc and copper prices is estimated at US$7.2 million, which exceeds the early 2006 forecast of US$4.0 million per quarter. Direct operating costs for the quarter, including shipping of concentrate, amounted to US$2.7 million. Sustained high prices for zinc and copper during the quarter combined to result in continued generation of positive cash flow, which finances the exploration and capital expenses as well as property payments.

During the nine-month period ended September 30, 2006, Dia Bras billed a total of US$21.9 million, which included invoices for final settlement for concentrate shipped in late 2005. In the final billing process, the Company continued to benefit from increased metal prices resulting in higher value of sales of concentrate.

### Bolivar Pilot-Mining Program

Summary – Q3 - 2006

| **Material Processed** | | | **Tonnes** | **Total Estimated Production (1) US$ (Millions)** | **Operating Cash Cost (1) US$ (Millions)** |
|---|---|---|---|---|---|
| Actual | | | 23,588 | 7.2 | 2.7 |
| Forecast | | | 22,500 | 4.0 | 2.5 |
| Over (under) | | | 1,088 | 3.2 | (0.2) |
| **Zinc** | **Average Grade** | **Recovery** | **Zn Concentrate Production (DMT)** | **Production Value in US$ (Millions) (1)** | |
| Actual | 9.63% | 91.96% | 3,504 | 4.4 | |
| Forecast | 11.00% | 85.00% | 3,700 | 2.6 | |
| Over (under) | (1.37)% | 6.96% | (196) | 1.8 | |
| **Copper** | **Average Grade** | **Recovery** | **Cu Concentrate Production (DMT)** | **Production Value in US$ (Millions) (1)** | |
| Actual | 2.12% | 85.96% | 1,497 | 2.8 | |
| Forecast | 2.50% | 75.00% | 1,600 | 1.4 | |
| Over (under) | (0.38%) | 10.96% | (103) | 1.4 | |

**Bolivar Pilot Mining Program**
**Financial Results (in US$)**
**Year to date**

| | **Actual** | **Total revised forecast** |
|---|---|---|
| | Nine-month period ended September 30, 2006 | Year 2006(2) |
| | US$ | US$ |
| Net smelter production value | 19.5 M | 23.9 M |
| Direct operating cash costs | 7.8 M | 10.5 M |
| Direct operating cash margin | 11.7 M | 13.4 M |

**Net smelter production value and**
**Cash Operating Costs / Tonne Processed (in US$)**

| | **Actual** | **Forecast** |
|---|---|---|
| | Nine-month period ended September 30, 2006 | Year 2006 (2) |
| | US$ | US$ |
| Net smelter production value (1) | 281.38 | 244.44 |
| Direct operating cash costs (1) | 114.72 | 105.00 |
| Gross margin before amortization (1) | 166.66 | 139.44 |

(1) Non-GAAP measures: The Company reports production value, production costs, net smelter revenue per tonne, direct operating cash costs per tonne and gross margin before amortization per tonne even if it is a non-GAAP measure to inform about the approximate value of the quarter sales, isolate the measure of pilot-mining direct operation costs activities less amortization and depreciation. The Company believes this is useful supplemental information however it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

(2) Includes assumptions of US$2.00/lb for copper and US$0.85/lb for zinc

## Malpaso Mill

Following recommendations from a consulting metallurgist, the Company has put in place a program to improve the overall efficiency of the Malpaso mill. Increased supervision combined with installation of automated reagent controls and modification to the equipment maintenance schedule have led to peaks of 410 tpd of material processed and high plant availability.

The following are some of the results that have been been achieved:

- Recovery of copper has increased to an average of 85% from the initial average of 70%;
- Recovery of zinc has increased to an average of 92% from an average of 84%;
- The content of zinc in the copper concentrate has been reduced to a level where very minor smelter penalties are imposed (the limit is 4% Zn) with an average zinc content of 6.5%. This zinc content in the copper concentrate is optimal since calculations by the Company's staff demonstrate that the mill is now operating at maximum economic efficiency taking into

account both metals. Any additional attempts to increase recoveries would result in reduced net revenue;

- For the month of September, reagent costs decreased by US$8,000 and revenues increased by US$70,000, for a net increase of US$78,000 compared with what would have been realized without the improvements described above;
- Down time was minimal during the third quarter, with only 3.5% interruption in processing;
- Tests are in progress to separate lead and bismuth from the copper concentrate; this would eliminate smelter penalties of US$60-75 per ton of concentrate.

The Malpaso mill is running smoothly, and additions to the plant are in process to increase its processing capacity to 850 tpd by the end of 2006. This increase in capacity would allow a bulk sampling program from the Cusi project, if warranted.

**Cusi Project**

The Cusi project is the subject of an ongoing exploration program consisting of regional and detailed surface geologic, structural and alteration mapping, diamond core drilling from the surface, detailed mapping, sampling and dewatering of underground workings, and airborne photography directed at producing orthophoto maps and detailed topographic maps. Dia Bras has mandated Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.) ("RPA") to complete, by the end of 2006, an independent 43-101 technical report that may justify a bulk sampling program or pilot mining on the Cusi project.

Soon after the Cusi acquisition this past June, the Company started a surface geological and geochemical program under the supervision of André Ciesielski, Ph.D an experienced structural geologist with more than 27 years of experience. This program is aimed at identifying all veins and structures, alteration and mineralization patterns in the central part of the silver camp. Approximately 3 $km^2$ have been mapped and the 5 $km^2$ central area will be covered by the end of the year. Assay results are just starting to be returned. Three of the Company's diamond drills are currently working on site, and the Company anticipates drilling 15,000 m by the end of the year.

As part of the first phase of exploration, underground mapping and sampling were done at La India, San Miguel, La Bamba and Santa Edwiges after underground mines were made secure and accessible. A total of 5,895 m of diamond drilling in 35 holes have been completed as detailed below (see detailed information in press release dated October 3, 2006):

| | | |
|---|---|---|
| La India | 2,832 m | in 16 holes |
| San Miguel | 2,172 m | in 11 holes |
| La Bamba | 358 m | in 3 holes |
| Santa Edwiges | 533 m | in 5 holes |
| Total drill results | 5,895 m | in 35 holes |

**La India**

This former mine has two levels accessible by an adit and a shaft. A total of 166 samples were collected along 3 veins flanked by breccia over a distance of 300 m. A section from level 2, comprising 19 composite channel samples on 7 different sections gave an average of 231 g/t Ag along a 40 m strike with an average width of 1.87 m.

Sixteen diamond drill holes totalling 2,832 m were completed in this area. Three holes were collared to test an alteration zone south of the property with no significant results, and thirteen to test the depth extension of the veins. Six holes stopped in fault zones or old workings. Seven holes intersected the mineralized structures and two holes returned economic values intersected the zone near the mineralized area on level 2.

## Santa Edwiges

Starting in August, the underground workings of this mine were mapped and sampled. A total of 457 samples were collected along an access drift of 650 m cutting four mineralized structures ranging from 1.5 to 30 m wide. Five diamond drilling holes (ddh) totalling approximately 533 m were completed but no assays are available yet. Three holes were abandoned in fault zones and two holes intersected two different structures showing alteration and mineralization characterized by quartz, galena, sphalerite, pyrite and chalcopyrite over a width from 8 to 41 m in the Lavenderia vein and 17.9 m in the Tescate vein.

## San Miguel and La Bamba

The San Miguel Mine and La Bamba former mines are optioned from Pershimco Resources. San Miguel has 4 levels (100, 250, 300 and 500) of which the first three have been accessed, mapped and sampled and a total of 450 samples were collected. The first 3 levels are within the oxide zone. At the 100-level, 2 adjacent parallel zones (breccia and vein) extending N-S for 170 m have been identified. At the southern end of the level, the breccia zone ranges from 1.5 to 4.0 m in width and seven channel samples were collected along this zone. They returned an average of 565.7 g/t Ag.

The vein zone was channel-sampled along five different sections and returned an average of 228 g/t Ag over an average width of 2.36 m.

At the 250-level, the same vein and breccia zones were identified and sampled. Near the shaft, six channel samples were collected across the breccia zone and returned an average of 221.7 g/t Ag over 12.7 m.

The vein zone was channel-sampled along three sections for a distance of 20 m and averages 340 g/t Ag over an average width of 1.7 m.

On the 300-level, the vein zone is developed over a distance of 200 m and was identified and sampled on 3 sections. It averages 443.8 g/t Ag over an average width of 2.4 m.

A total of 2,172 m was drilled in 11 ddh at San Miguel to test material easily accessible from the shaft below the 300-level. Except for two holes blocked on a fault, all holes cut the zones with results of between 25 and 809 g/t Ag.

La Bamba is an open cut 100 m long by 7 to 25 m wide and 50 m deep. It is located immediately south of San Miguel and is developed in the same structures, which extend for an additional 250 m. Surface mapping has identified those structures extending another 500 meters further south for a total of 1000 meters, with San Miguel extending 250 meters, La Bamba 250 meters and the newly-mapped surface expression extending an additional 500 meters.

A composite sample of 20 kilos collected from the bottom and the walls of the pit returned 220 g/t Ag.

Although the program has only been in progress for four months, significant silver mineralized rock has been identified and material from various portions of these mines should be processed at the Malpaso mill by the end of 2006 as part of a first bulk sampling program. These early results support the interpretation that significant silver mineralization could remain to be mined in the district.

### Promontorio Project

Minimal work has been performed on that project during the quarter.

## 1.5 SELECTED ANNUAL INFORMATION:

| | Nine-month period ended December 31, | Year ended March 31, | |
|---|---|---|---|
| | 2005 | 2005 | 2004 |
| | $ | $ | $ |
| Sales of concentrate (i) | 5,562,402 | - | - |
| Write-off of mining assets | 557,588 | 481,706 | - |
| Loss | 2,096,165 | 2,095,804 | 1,176,702 |
| Loss per share | 0.04 | 0.05 | 0.05 |
| Total assets | 25,420,216 | 20,668,572 | 11,910,623 |
| Working capital | 4,271,832 | 3,649,779 | 8,139,983 |
| Cash and cash equivalents | 3,541,961 | 2,954,870 | 4,707,091 |

(i) In accordance with its accounting policy, revenue from the sales of concentrate produced from the pilot-mining before commencement of commercial production is recorded as a reduction of deferred exploration expenses, and therefore does not appear in the Consolidated Statements of Operations and Deficit.

## 1.6 RESULTS OF OPERATIONS:

### Corporate

During the three-month period ended September 30, 2006, the Company incurred a loss of $406,545 ($0.01 per share) (cumulative loss of $1,495,951 for the nine-month period ended September 30th, 2006 ($0.02 per share)) compared to a loss of $471,501 ($0.01 per share) for the three-month period ended September 30, 2005 (cumulative loss of $1,305,389 for the nine-month period ended September 30th, 2005 ($0.02 per share)).

The loss includes a gain on currency exchange of $250,473 on monetary assets, due to increased value of the Mexican peso versus the Canadian dollar. The loss also includes the non-cash cost of stock-based compensation ($445,185) for the quarter resulting from the grant of 2,000,000 options which vested entirely in the quarter ($310,825 for the same period in 2005).

The Company continued to be very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montréal. Total business development expenses amounted to $76,378 during the quarter compared to $7,653 in 2005.

Administrative expenses also increased compared with the same period in 2005 as the Company increased the number of its full time employees late in the third quarter of 2005.

### Results of the pilot-mining program at Bolivar

Total sales of concentrate (including provision for final billings) amounted to $11,448,405 (cumulative $26,487,379 for the nine-month period ended September 30, 2006) ($2,303,502 for the same quarter in 2005 (cumulative and nine-month period ended September 30, 2005)). This amount exceeded forecast as zinc and copper prices continued to rise during the period. Total direct operating cash costs for the quarter amounted to $2.7 M (see note (1) of Section 1.4). Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. 90% of the shipment value is billed at the date of the shipment and the remaining 10% is billed later at the confirmed quotation date. Payments are normally received within 48 hours after billing.

## 1.7 SUMMARY OF QUARTERLY RESULTS:

| Quarter ended | Loss<br>$ | Loss per share<br>$ |
|---|---|---|
| September 30, 2006 | 406,545 | 0.01 |
| June 30, 2006 | 709,539 | 0.01 |
| March 31, 2006 | 379,867 | 0.01 |
| December 31, 2005 | 1,287,232 | 0.02 |
| September 30, 2005 | 471,501 | 0.01 |
| June 30, 2005 | 337,432 | 0.01 |
| March 31, 2005 | 496,456 | 0.01 |
| December 31, 2004 | 1,201,814 | 0.02 |

## 1.8 LIQUIDITY:

As at September 30, 2006, the Company has a working capital of $17,835,702 including $13,245,744 in cash and cash equivalent compared with $4,271,832 as at December 31, 2005, including $3,541,961 in cash and cash equivalent. This level of working capital is adequate to support current level of operations. The working capital and cash improvement during the quarter is due to the closing of the $10.4 million bought deal financing in August and the Bolivar pilot-mining program results.

As at September 30, 2006, sales tax and other receivables amount to $3,123,780 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credit. The Company is still facing delays in recovering the IVA (local sales tax) and with increasing activities monthly recovery filings increase in value. The Company is regularly monitoring and meeting with local Mexican IRL authorities and have hired a consultant to address the situation. Management will review at year-end whether a portion of the amount receivable should be presented as a long-term asset.

Receivable of $2,681,642 ($327,000 as at December 31, 2005) includes a provision for future final billings of shipped concentrate of $2,145,000 as at September 30, 2006. The final billing could be higher or lower depending on fluctuation of commodity prices.

Accounts payable and accrued liabilities amount to $1,276,845 ($749,676 as at December 31, 2005) and are comprised of current usual business transactions balances.

Obligation related to assets under capital lease amounting to $319,351 (including a current portion of $163,032) ($228,851 including a current portion of $90,904 as at December 31, 2005) relates to rolling stock acquired and financed over periods of up to 36 months.

## 1.9 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES:

The availability of funds is highly dependent on the capital markets. The main sources of financing of the Company are the issuance of equity shares and the sale of concentrates as part of the pilot-mining program. During the quarter, the Company completed an offering of 14,950,000 common shares at a price of $0.70 per common share for gross proceeds of $10,465,000. An underwriter fee of 7% ($732,550) was paid and a total of 1,046,500 compensation options (7% of total common share issued) were issued in favor of the underwriters. This financing will serve to finance the acquisition of the Cusi project, the continuing exploration program on Bolivar and for working capital.

During the quarter ended September 30, 2006, the Company invested in machinery and mining and transport equipment for a total amount of $2.2 million.

During the quarter, no options or warrants were exercised. However, subsequent to the end of the quarter, 11,423,219 warrants have been exercised for a total cash consideration of $10,280,897.

## 1.10 FINANCIAL COMMITMENTS:

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used.
- In order to exercise its various options on the mining properties, the Company will have to make the following payments:

| YEAR | AMOUNT |
|---|---|
| 2006 | US$685,000 |
| 2007 | US$2,325,000 |
| 2008 | US$2,450,000 |
| 2009 | US$3,062,500 |

## 1.11 OFF-BALANCE:

The Company did not enter into any off balance sheet arrangement.

## 1.12 RELATED PARTY TRANSACTIONS:

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and are recorded at their exchange value.

## 1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION:

There were no changes in accounting policies.

## 1.14 CRITICAL ACCOUNTING POLICIES:

### Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

### Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on mining assets. All costs directly related to foreign projects are capitalized. Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot-mining program before commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred under the terms of the arrangement;
- The price is fixed or determinable; and
- Collection is reasonably assured.

Should there be an excess cost recovery during that period, then this excess will be disclosed in long-term liabilities until (i) the situation is reversed, or (ii) until commercial production has begun, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company has reached a production level of 65% for a consecutive period of 90 days with a maximum time period of six months. The production level will be calculated on the rated capacity of a mill on mine site which can process approximately 2,000 tonnes per day. The development of the mine and the construction of the mill on mine site are planned to start in mid - 2008 after reception of a bankable feasibility study to be commissioned in early 2007.

This represents a critical accounting policy as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

### Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

This represents a critical accounting policy as the Company has not recognised any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

## 1.15 FINANCIAL INSTRUMENTS AND OTHER:

The Company does not use financial or other instruments.

## 1.16 RISK AND UNCERTAINTIES:

### Business risk

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are in the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies. The Company has numerous competitors with greater financial, technical and other resources.

### Land title

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

### Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowings of funds and the sale of concentrate. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

### Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

### Commodity prices

The market price of base and precious metals is also a factor of risk that can have a direct impact on the success of the Company operations. The market price of the Company's common shares, its financial results and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious or base minerals.

### Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

### Foreign exchange rate risk

The Company is operating in a foreign country and with foreign currencies and is therefore subject to exchange rate risk. It buys its currencies based on its exploration budget.

### Credit risk

The Company is exposed to credit risk to the extent that its debtors may be unable to repay amounts owing to the Company. The totality of the Company receivable is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico and as such management believe it does not represent a significant credit risk.

### Interest rate risk

The Company's receivable, tax and other receivables and accounts payable and accrued liabilities are non-interest bearing. The cash and cash equivalents bear interest at variable rates. The short term deposit and the obligation related to assets under capital lease bear interest at a fixed rate.

## 1.17 OUTLOOK:

Following the exercise in November 2006, of 11,423,219 warrants for a total cash consideration of $10,280,897 and the completion of the $10,465,000 bought deal financing in August 2006, the Company is well funded to continue developing its strategic assets and take advantage of the strong base metal market.

The additions to the mill are almost completed and will result in increased capacity of nearly 500 tpd before the end of 2006. The Company intends to test the new circuit and have it prepared to allow for a bulk sampling program to be undertaken at Cusi, if warranted. The Company will continue its systematic exploration program at Cusi which includes data compilation, surface and underground geological mapping, geochemical sampling and drilling. Drilling activities will also continue on the Bolivar project.

As at November 28, 2006, the Company has a working capital of approximately $23.0 million which is sufficient, in the present conditions, to carry its exploration activities and fulfill its property obligations and working capital needs for the coming year.

The objectives for 2006 are as follows:

- Bolivar pilot-mining program - Mine and process between 85,000 and 90,000 tonnes of ore averaging 11.0% Zn and 2.5% Cu.
- Complete the capacity increase at the Malpaso Mill to close to 850 tpd by the end of 2006.
- Define sufficient resources at Bolivar to commission a feasibility study that will give us the parameters for eventual full-scale production, including construction of an appropriately sized mill on site.
- Evaluate, define, plan and start an exploration program at the newly acquired Cusi camp projects.

## 1.18 OTHER REQUIREMENTS IN THE MANAGEMENT DISCUSSION AND ANALYSIS:

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 - SECTION 5.3

Analysis of cost and deferred exploration expenses

| | Bolivar<br>$ | Cusi<br>$ | Promontorio<br>$ | For the nine-month period ended September 30, 2006 Total<br>$ | For the nine-month period ended December 31, 2005 Total<br>$ |
|---|---|---|---|---|---|
| Balance – Beginning of period | 13,537,347 | - | - | 13,537,347 | 10,197,775 |
| Costs and deferred exploration expenses | | | | | |
| Property acquisition and related costs | 279,992 | 2,572,672 | 112,673 | 2,965,337 | 451,263 |
| Sampling | 117,290 | 118,674 | 12,779 | 248,743 | 179,671 |
| Geology consulting and management | 799,556 | 113,210 | 38,336 | 951,102 | 660,598 |
| Geophysical survey | 6,915 | - | - | 6,915 | 27,927 |
| Drilling and mining development | 2,566,524 | 688,764 | 40,891 | 3,296,179 | 1,352,627 |
| Pilot milling | 2,103,027 | - | - | 2,103,027 | 1,570,210 |
| Supervision and local administrative costs | 720,471 | 308,393 | 30,341 | 1,059,205 | 1,056,287 |
| Transportation costs | 4,918,002 | 72,217 | 6,389 | 4,996,608 | 2,530,748 |
| Road | 1,274 | 2,442 | - | 3,716 | 41,725 |
| Camp costs and food | 1,064,373 | 12,061 | - | 1,076,434 | 550,053 |
| Capitalized amortization of exploration building and equipment | 923,996 | 88,683 | 7,889 | 1,020,568 | 833,442 |
| Stock-based compensation costs | 880,948 | 189,078 | 6,158 | 1,076,184 | 205,011 |
| | 14,382,368 | 4,166,194 | 255,456 | 18,804,018 | 9,459,562 |
| Write-off of mining assets – Costs and deferred exploration expenses | - | - | - | - | (557,588) |
| Sales of concentrate | (26,487,379) | - | - | (26,487,379) | (5,562,402) |
| | **(12,105,011)** | **4,166,194** | **255,456** | **(7,683,361)** | **3,339,572** |
| Transfer to excess cost recovery – pilot mining | 2,931,673 | - | - | 2,931,673 | - |
| | **(9,173,338)** | **4,166,194** | **255,456** | **(4,751,688)** | **-** |
| **Balance – End of period** | **4,364,009** | **4,166,194** | **255,456** | **8,785,659** | **13,537,347** |

(ii) National instrument 51-102 - Section 5.4

Disclosure of Outstanding Securities as at November 28, 2006

Common shares: 109,513,405

Warrants: nil

Compensation options: (Each compensation option entitling its holder to purchase one common share of the Company at the price of $1.00 until August 17, 2007): 1,046,500

Options outstanding: 9,039,833

| Number of options | Exercise price | Expiry date |
|---|---|---|
| 855,000 | $0.85 | October 2008 |
| 40,000 | $1.30 | January 2009 |
| 1,217,000 | $0.75 | August 2009 |
| 500,000 | $0.75 | February 2010 |
| 1,622,833 | $0.30 | September 2010 |
| 125,000 | $0.22 | September 2010 |
| 2,680,000 | $0.40 | February 2011 |
| 2,000,000 | $0.90 | September 2011 |

# Corporate Information

**CORPORATE HEAD OFFICE**

Suite 2930
630 René-Lévesque Blvd. West
Montréal (Québec) H3B 1S6

Telephone: (514) 393-8875
Fax: (514) 866-9857

TICKER SYMBOL

TSX Venture Exchange TSX
Symbol: DIB

AUDITORS

PRICEWATERHOUSECOOPERS LLP
Suite 2800
1250, René-Lévesque Blvd. West
Montréal (Québec) H3B 2G4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS CONSULTANT
Nicole Blanchard
Managing Partner
Sun International Communications

Telephone: (450) 627-6600
E-mail: nicole.blanchard@suncomm.com

INVESTOR RELATIONS
Nathalie Dion
Telephone: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

WEBSITE
www.diabras.com

**BOARD OF DIRECTORS**

Thomas L. Robyn,
Executive Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

OFFICERS

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M. Sc.
President and Chief Executive Officer

André St-Michel, P.Eng. M.Sc.
Executive Vice-President and
Chief Operating Officer

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, C.A.
Secretary

DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

**Form 52-109F2 – Certification of Interim Filings**

I, LEONARD TEOLI, Chief Financial Officer of DIA BRAS EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of DIA BRAS EXPLORATION INC. (the issuer) for the nine-month period ended September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

/...2

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 28, 2006.

**LEONARD TEOLI**
Chief Financial Officer

DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514 393-8875
Télécopieur : (514) 866-6193

**Form 52-109F2 – Certification of Interim Filings**

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the nine-month period ended September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

/...2

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 28, 2006.

**RÉJEAN GOSSELIN**
President and Chief Executive Officer

File No. 82-34990



DIA BRAS
exploration

# DIA BRAS EXPLORATION INC.

## Interim Consolidated Financial Statements
**Second Quarter ended June 30, 2006**
**(UNAUDITED)**

DIA BRAS
exploration

NOTICE TO READERS OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS:

The unaudited interim financial statements of Dia Bras Exploration Inc. for the six-month period ended June 30, 2006 have not been reviewed by the Company's external auditors.

RÉJEAN GOSSELIN, CHIEF EXECUTIVE OFFICER

LEONARD TEOLI, CHIEF OF FINANCIAL OPERATIONS

MONTRÉAL, QUÉBEC
AUGUST 28, 2006

# Dia Bras Exploration Inc.

Consolidated Balance Sheets (unaudited)

| | As at June 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 4,471,714 | 3,541,961 |
| Short-term deposits, maturing between August 29, 2006 and March 2, 2007, bearing interest at a rate between 1.5% and 2.7% per annum (as at June 30, 2005 – maturing August 31, 2005 and bearing interest at 1.5%) | 25,000 | 15,000 |
| Receivable | 1,280,000 | 327,000 |
| Sales tax and other receivables | 2,187,875 | 1,037,122 |
| Inventories from pilot mining program (note 4 ) | 89,923 | 142,239 |
| Temporary investment (note 5) | - | 42 |
| Prepaid expenses | 80,316 | 94,048 |
| | 8,134,828 | 5,157,412 |
| **Mining assets** (note 6) | 17,671,436 | 19,912,804 |
| **Deferred costs – Advance on royalty payment** (note 7) | 350,000 | 350,000 |
| | 26,156,264 | 25,420,216 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 1,214,906 | 749,676 |
| Current portion of obligation related to assets under capital lease (note 8) | 137,075 | 90,904 |
| Income taxes payable | - | 45,000 |
| | 1,351,981 | 885,580 |
| **Obligation related to assets under capital lease** (note 8) | 180,991 | 137,947 |
| **Future income tax liabilities** | 287,000 | 397,600 |
| | 1,819,972 | 1,421,127 |
| **Shareholders' Equity** | | |
| **Share capital** (note 9) | 27,742,891 | 26,921,601 |
| **Warrants** (note 10) | 2,880,496 | 2,880,496 |
| **Contributed surplus** (note 12) | 5,407,559 | 4,802,240 |
| **Deficit** | (11,694,654) | (10,605,248) |
| | 24,336,292 | 23,999,089 |
| | 26,156,264 | 25,420,216 |

## Approved by the Board of Directors

(s) Thomas L. Robyn Director (s) Philip Renaud

# Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit (unaudited)

| | Three-month period ended June 30, | | Six-month period ended June 30, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| | $ | $ | $ | $ |
| **Income** | | | | |
| Interest income | 55,880 | 14,812 | 69,755 | 14,812 |
| Gain on disposal of temporary investment (note 5) | - | - | 152,800 | 38,285 |
| Unrealized gain on exchange | - | - | - | 51,902 |
| Miscellaneous Revenues | 22,697 | - | 27,697 | - |
| | 78,577 | 14,812 | 250,252 | 104,999 |
| **Expenses** | | | | |
| Administrative expenses | 188,941 | 109,686 | 328,127 | 176,199 |
| Professional and consulting fees | 56,775 | 2,886 | 140,382 | 65,434 |
| Information to shareholders and trustee fees | 72,164 | 38,355 | 145,498 | 71,419 |
| Business development | 85,904 | 23,042 | 147,514 | 77,155 |
| Stock based compensation costs (note 11) | 82,047 | 54,474 | 316,732 | 169,940 |
| Amortization and write-off of property, plant and equipment | - | 1,730 | - | 3,459 |
| Amortization and write-off of intangible asset – Licence | - | 6,249 | - | 12,498 |
| Other project cost | 29,069 | - | 29,069 | - |
| Write-off of mining assets – Costs and deferred exploration expenses (note 6(a)(iii) and (vii)) | - | - | - | 201,128 |
| Write-down of temporary investment | - | 18,334 | - | 64,167 |
| Loss on currency exchange | 273,216 | 97,488 | 342,936 | 97,488 |
| | 788,116 | 352,244 | 1,450,258 | 938,887 |
| **Loss before income taxes for the period** | (709,539) | (337,432) | (1,200,006) | (833,888) |
| **Future income taxes recovery (note 13)** | - | - | (110,600) | - |
| **Loss for the period** | (709,539) | (337,432) | (1,089,406) | (833,888) |
| **Deficit – Beginning of period** | (10,985,115) | (8,468,556) | (10,605,248) | (7,972,100) |
| **Deficit – End of period** | (11,694,654) | (8,805,988) | (11,694,654) | (8,805,988) |
| **Basic and diluted cumulative loss per share** | (0.01) | (0.01) | (0.02) | (0.02) |
| **Basic and diluted weighted average number of outstanding shares** | 82,335,598 | 51,571,790 | 82,039,265 | 51,291,300 |

# Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows (unaudited)

| | Three-month period ended June 30 2006 $ | Three-month period ended June 30 2005 $ | Six-month period ended June 30 2006 $ | Six-month period ended June 30 2005 $ |
|---|---|---|---|---|
| **Cash flows from** | | | | |
| **Operating activities** | | | | |
| Loss for the period | (709,539) | (337,432) | (1,089,406) | (833,888) |
| Adjustments for | | | | |
| Future income taxes (note13) | - | - | (110,600) | - |
| Stock-based compensation costs (note 11) | 82,047 | 54,474 | 316,732 | 169,940 |
| Gain on disposal of temporary investment (note 5) | - | - | (152,800) | - |
| Amortization and write-off of property, plant and equipment | - | 1,730 | - | 3,459 |
| Amortization and write-off of intangible asset – Licence | - | 6,249 | - | 12,498 |
| Write-off of mining assets – Costs and deferred exploration expenses (note 6 (a)(vii)) | - | - | - | 201,128 |
| Write-down of temporary investment | - | 18,334 | - | 64,167 |
| Unrealized (gain) loss on currency exchange | (13,612) | - | (17,336) | (51,902) |
| | (641,104) | (256,645) | (1,053,410) | (434,598) |
| Changes in non-cash working capital items (note 15) | (127,717) | (172,718) | (454,629) | (790,801) |
| | (768,821) | (429,363) | (1,508,039) | (1,225,399) |
| **Financing activities** | | | | |
| Obligation related to asset under capital lease | 126,724 | - | 106,551 | - |
| Share capital issued (note 9) | - | 58,249 | 33,937 | 172,999 |
| | 126,724 | 58,249 | 140,488 | 172,999 |
| **Investing activities** | | | | |
| Increase in mining assets | (7,094,735) | (2,809,734) | (11,931,512) | (5,558,190) |
| Proceeds from sales of concentrate | 8,287,693 | 1,199,523 | 14,085,974 | 1,199,523 |
| Purchase of short-term deposits | - | - | (10 000) | - |
| Acquisition of temporary investment (note5) | - | - | (260 000) | - |
| Disposal of temporary investment (note 5) | - | - | 412 842 | - |
| Purchase of property, plant and equipment | - | - | - | (20,757) |
| | 1,192,958 | (1,610,211) | 2,297,304 | (4,379,424) |
| **Translation adjustments on cash and cash equivalents** | - | (2,294) | - | (29,315) |
| **Increase (decrease) in cash and cash equivalents during the period** | 550,861 | (1,983,619) | 929,753 | (5,461,139) |
| **Cash and cash equivalents – Beginning of period** | 3,920,853 | 2,954,870 | 3,541,961 | 6,432,390 |
| **Cash and cash equivalents –End of period** | 4,471,714 | 971,251 | 4,471,714 | 971,251 |
| **Supplemental disclosure of cash flow information** | | | | |
| Interest paid | 11,504 | - | 28,718 | - |
| Income tax paid | - | - | 45,000 | - |

## 1 Nature of operations

The Company was incorporated under the Canada Business Corporations Act on April 11, 1996.

The Company has mining rights options to acquire interests in mining properties located in the State of Chihuahua , Mexico which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

At the Bolivar mine property, the Company began, in 2005, a pilot mining program which serves to gather information and data in view of a pre-feasibility study. However, the Company is not considered to have reached a level of commercial production.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In 2005, in order to align its year-end with those of its Mexican subsidiaries, the Company has changed its year-end from June 30 to December 31st.

## 2 Significant accounting policies

### Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. Therefore, these statements should be read in conjunction with the December 31, 2005 audited financial statements.

**Basis of consolidation**

These interim consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Mineria de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V., which provides provides administrative resources to DIB Mexicana in Chihuahua, and Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I., which is the owner of the Malpaso mill, are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

**Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

**Cash and cash equivalents**

Cash and cash equivalents consist of cash on hand, bank balances and short-term liquid investments repurchasable at all times without penalties.

**Temporary investment**

The temporary investment is recorded at the lower of cost and quoted market value.

**Inventories from pilot mining**

Inventories from pilot mining consist of ore and concentrate located at the plant are recorded at the lower of cost and net realizable value.

**Property, plant and equipment**

Office equipment is recorded at cost and amortized over its estimated useful life using the straight-line method over a three-year period.

**Mining assets**

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, exploration building and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

*Costs and deferred exploration expenses*

Exploration costs are deferred until the economic viability of the project has been established, at which time costs are added to mining properties, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the statement of operations. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The company expects commercial production on the Bolivar project to commence not later than 2009 year end. Commercial production has been defined as being the stage were the Company reach a production level of 65% for a consecutive period of 90 days a maximum time period of six months. The production level will be calculated on the rated capacity of a mill on mine site which can process approximately 2,000 tonnes per day. The development of the mine and the construction of the mill on mine site are planned to start in mid – 2008 after reception of a bankable feasibility study to be commissioned in early 2007.

*Exploration building and equipment*

The exploration building and equipment are recorded at cost.

Amortization of the exploration building and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

| | **Method** | **Rate/Period** |
|---|---|---|
| Building | Declining balance | 10% |
| Equipment and rolling stock | Declining balance | 30% |
| Computers and office furniture | Straight-line | 3 years |

*Supplies inventory*

Supplies inventory is recorded at the lower of cost and replacement value.

### Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence are recorded at cost. They will be expensed as royalty payments when mineral production on properties covered by the agreement begins, on the basis of a 1% net smelter return royalty, or written off if the technology covered by the Nichromet licence is lost for non-performance.

### Intangible asset – Licence

The licence was accounted for at cost and amortized using the straight-line method over its finite useful life of two years.

### Stock option plan and stock-based compensation costs

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option acquisition. The contributed surplus resulting from the stock-based compensation is transferred to the declared share capital when the options are exercised.

### Foreign currency translation

*Foreign currency*

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end exchange rates. Other assets and liabilities as well as items from the consolidated statements of operations and deficit are translated at the rates of exchange in effect on each transaction date. Gains and losses on translation are included in income.

*Foreign operations*

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the consolidated statements of operations and deficit.

### Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using substantively enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when, from available information, it is more likely than not that some or all of such assets will not be realized.

### Share and warrant issue expenses

Share and warrant issue costs are accounted for in the year in which they are incurred and recorded as an increase in deficit in the year in which the shares are issued.

### Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

### Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

## 3 Financial instruments

### Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, the short-term deposits, the receivable, sales tax and other receivables and accounts payable and accrued liabilities is comparable to their carrying value due to the relative short period to maturity of the instruments.

**Interest rate risk**

The Company's receivable, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable rates. The short term deposits and the obligation related to the asset under capital lease bear interest at a fixed rate.

**Foreign exchange risk**

The Company's sales of concentrate and purchases are denominated in foreign currencies, predominantly in U.S. dollars and Mexican pesos. Consequently, certain assets, liabilities and expenses are exposed to currency fluctuations.

**Credit Risk**

The Company is exposed to credit risk to the extent that its debtors may be unable to repay amounts owing to the Company. The totality of the Company receivable is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico and as such management believe it does not represent a significant credit risk.

## 4 Inventories from pilot mining program

| | As at June 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Mineralization rock | 89,923 | 83,921 |
| Concentrate | - | 58,318 |
| | 89,923 | 142,239 |

## 5 Temporary investment

| | As at June 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Ecu Silver Mining Inc. (as at December 31, 2005 – 166 common shares and 666,666 warrants and quoted market value $73) | - | 42 |

As at December 31, 2005, the Company owned 666,666 warrants of Ecu Silver exercisable at a price of $0.39 per warrant. During the six-month period ended June 30, 2006, the company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842. The Company realized a gain on disposal of $152,800.

## 6 Mining assets

| | As at June 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Costs and deferred exploration expenses (a) | 8,892,064 | 13,537,347 |
| Exploration building and equipment (b) | 6,557,055 | 4,979,639 |
| Supplies inventory | 1,432,136 | 1,119,116 |
| Deposits on future mining assets | 790,181 | 276,702 |
| | 17,671,436 | 19,912,804 |

a) Cost and deferred exploration expenses

| | Cost | | Deferred exploration expenses | | Total | |
|---|---|---|---|---|---|---|
| | As at June 30, 2006 $ | As at December 31, 2005 $ | As at June 30, 2006 $ | As at December 31, 2005 $ | As at June 30, 2006 $ | As at December 31, 2005 $ |
| **Mexico (State of Chihuahua)** | | | | | | |
| Bolivar projects (options) | | | | | | |
| Bolivar mine (i) | 1,622,465 | 1,433,381 | 1,320,207 | 7,858,922 | 2,942,672 | 9,292,303 |
| Piedras Verdes (ii) | 313,039 | 301,828 | 2,073,771 | 2,072,362 | 2,386,810 | 2,374,190 |
| San José (iii) | 98,491 | 74,864 | 271,504 | 271,504 | 369,995 | 346,368 |
| Mezquital | 26,173 | 24,495 | 99,105 | 99,105 | 125,278 | 123,600 |
| La Cascada | 9,226 | 8,282 | 133,577 | 133,577 | 142,803 | 141,859 |
| Val | 2,624 | 2,560 | 100,928 | 100,928 | 103,552 | 103,488 |
| Other | 27,748 | 27,158 | 43,564 | 33,714 | 71,312 | 60,872 |
| Promontorio projects (options) | | | | | | |
| Promontorio and Hidalgo (iv) | 247,616 | 135,702 | 946,942 | 811,330 | 1,194,558 | 947,032 |
| El Magistral (v) | 147,635 | 147,635 | - | - | 147,635 | 147,635 |
| Cusi Projects | | | | | | |
| India and Marisa(viii a)) | 183,154 | - | - | - | 183,154 | - |
| Holguin(viii b)) | 1,009,733 | - | - | - | 1,009,733 | - |
| Cusi Claims | 4,269 | | 210,293 | - | 214 562 | - |
| | 3,692,173 | 2,155,905 | 5,199,891 | 11,381,442 | 8,892,064 | 13,537,347 |

| | For the six-month period ended June 30, 2006 $ | For the nine-month period ended December 31, 2005 $ |
|---|---|---|
| Balance – Beginning of period | 13,537,347 | 10,197,775 |
| Costs and deferred exploration expenses | | |
| Property acquisition and related costs | 1 536,268 | 451,263 |
| Sampling | 141,809 | 179,671 |
| Geology consulting and management | 540,454 | 660,598 |
| Geophysical survey | 6,915 | 27,927 |
| Drilling and mining development | 1 883,526 | 1,352,627 |
| Pilot milling | 1 292,010 | 1,570,210 |
| Supervision and local administrative costs | 493,554 | 1,056,287 |
| Transportation costs | 3,007,111 | 2,530,748 |
| Road | 1,274 | 41,725 |
| Camp costs | 618,701 | 550,053 |
| Capitalized amortization of exploration building and equipment | 564,129 | 833,442 |
| Stock based compensation costs (note 11) | 307,940 | 205,011 |
| | 10,393,691 | 9,459,562 |
| Write-off of mining assets – Costs and deferred exploration expenses ((iii) and (vi)) | - | (557,588) |
| Sales of concentrate | (15,038,974) | (5,562,402) |
| | (4,645,283) | 3,339,572 |
| Balance – End of period | 8,892,064 | 13,537,347 |

**Mexico**

i) Bolivar mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar mine property for a consideration of US$1.2 million payable over a two-year period. The remaining payment is as follows:

| | US$ |
|---|---|
| September 2006 | 162,500 |

During the six-month period ended June 30, 2006, the Company continued its pilot mining program on the Bolivar mine property. During that period, the Company sold copper and zinc concentrate in the amount of $6,129,281($942,548 for the six-month period ended June 30, 2005). In accordance with its accounting policy, the amount of sales of concentrate before commencement of commercial production is accounted as a reduction of the deferred exploration expenses.

ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement whereby it would acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment is as follows:

| | US$ |
|---|---|
| December 2006 | 20,000 |

iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") whereby the Company can acquire a cumulative interest of up to 100% in the Santa Maria and San Jose, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

As at December 31, 2005, the Company decided to abandon the Santa María project. Therefore, the scheduled January 2006 payment for the Santa María project was not made and no further payment will be made. Consequently, the Company recorded during the nine-month period ended December 31, 2005, a write-off of mining asset of $403,152.

The remaining payments for the San Jose project as at June 30, 2006 are as follows:

| | San José US$ |
|---|---|
| July 2006 | 37,500 |
| January 2007 | 37,500 |
| July 2007 | 37,500 |
| January 2008 | 37,500 |

Starting July 2008, the Company would pay a yearly advance royalty payment of US$62,500.

iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

| | **US$** |
|---|---|
| June 2007 | 150,000 |
| June 2008 | 150,000 |
| June 2009 | 2,500,000 |

v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company can purchase a 100% interest in the El Magistral property by paying US$1,000,000, including US$50,000 at the signing of the agreement.

The property is subject to a 1.5% NSR, up to a maximum of US$1,500,000.

The remaining payments are as follows:

| | **US$** |
|---|---|
| November 2006 | 75,000 |
| November 2007 | 100,000 |
| November 2008 | 200,000 |
| November 2009 | 500,000 |

vi) El Cumbre

All costs and deferred exploration expenses allocated to those projects amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

vii) El Oro and PC 1135 properties

As part of the agreement to acquire the El Oro and PC 1135 properties, the Company was to issue 500,000 common shares to the vendor. Following the initial exploration programs on the properties, the Company tried to renegotiate the terms of agreement but without success. Therefore, these projects have been abandoned and consequently, the 500,000 common shares will not be issued. All costs and deferred exploration expenses allocated to those projects amounting to $201,128 were written off during the quarter ended March 31, 2005.

viii) Cusi Project

In May and June, 2006, the Company staked ground and entered into agreements in order to gain interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic (Cusi) silver district in Chihuahua State, Mexico (the "Cusi District"), located within 40 kilometres of the Malpaso mill of the Company as follows:

a) On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property covering 21.08 hectares for a cash payment of US$100,000 which $50,000 has been paid as at June 30, 2006 and the issue by the Company of 200,000 common shares of the Company which have been issued collectively. The property is subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Villalobos and Rodriguez) with a US$1,000,000 buy back option.

b) On May 2, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Aragonez") to acquire properties covering 1,676 hectares for a cash payment of US$740,000, of which US$340,000 as at June 30, 2006has been paid, and the issue by the Company of 1,000,000 common shares of the Company which has been issued. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favor of Aragonez. The NSR can be purchased for US$1,000,000.

c) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years. The properties are subject to a sliding scale royalty as follows: 2% NSR if the price of silver is equal to a maximum US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce. The royalty is in favor of Minera Cusi. The Company may withdraw from its purchase obligations under the proposed acquisition, over the three year period, by simple notice to Minera Cusi and the forfeiture of payments.

d) On May 31, 2006, the Company entered into an agreement (the "Pershimco Agreement") with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company acquired a 70% interest in a property (the "Pershimco Property") covering 36 hectares located in the Cusi District owned by Pershimco for a work commitment of US$4,000,000 payable over a period of 30 months after the date of the Pershimco Agreement, a cash payment of US$200,000, to be paid. In addition, pursuant to the provisions of the Pershimco Agreement, the Company agreed to acquire US$300,000 of units of Pershimco at C$0.40 per unit. Each unit is comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe one additional common share of Pershimco at a price of $0.40 during a period of 12 months after the closing. This placement was still not made as at June 30, 2006. The Pershimco Property is subject to a 2% NSR on the entire Pershimco Property in favor of Minera Homero S. de R.L. de C.V., a private Mexican company, of which 1% may be bought back for $US1,000,000. The Company may forfeit its rights under the Pershimco Agreement by failing to expend US$4,000,000 over the required 30 month period and lose the payments and expenditures paid in respect of the Pershimco Property.

b) Exploration building and equipment

| | As at June 30, 2006 | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| **Mexico** | | | |
| Building | | | |
| Plant[1] | 1,234,476 | 153,776 | 1,080,700 |
| Camp | 397,346 | 74,729 | 322,617 |
| Machinery and equipment | 4,359,167 | 812,547 | 3,546,620 |
| Computers and office furniture | 319,983 | 135,316 | 184,667 |
| Rolling stock | 1,596,843 | 522,776 | 1,074,067 |
| Rolling stock under capital lease | 402,972 | 54,588 | 348,384 |
| | 8,310,787 | 1,753,732 | 6,557,055 |

| | As at December 31, 2005 | | |
|---|---|---|---|
| | **Cost** **$** | **Accumulated amortization** **$** | **Net** **$** |
| **Mexico** | | | |
| Building | | | |
| Plant[1] | 1,236,886 | 92,729 | 1,144,157 |
| Camp | 397,346 | 59,725 | 337,621 |
| Machinery and equipment | 2,801,458 | 579,361 | 2,222,097 |
| Computers and office furniture | 268,828 | 90,919 | 177,909 |
| Rolling stock | 1,229,158 | 361,417 | 867,741 |
| Rolling stock under capital lease | 235,566 | 5,452 | 230,114 |
| | 6,169,242 | 1,189,603 | 4,979,639 |

(1) During the year ended March 31, 2005, the Company entered into an agreement with Compañía Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM") to purchase a mill under a capital lease. The mill is located in the State of Chihuahua and is used by the Company to process its ore and produce its concentrate. During the nine-month period ended December 31, 2005, the Company, through an agent, obtained control of the common shares in CMMM. Furthermore, it was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15. Consequently the capital lease obligation was eliminated.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to an agent an amount of $587,421 and committed itself to an additional amount of $ 55,500 (US$50,000). This latter consideration is included in accounts payable and accrued liabilities as at June 30, 2006. (As at December 31, 2005, $233,180 (US$ 200,000)).

## 7 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet, an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000. If the technology covered by the Nichromet licence is lost for non-performance, the deferred costs will be written off.

In addition, the agreement gives the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

During the term, Nichromet has agreed to extend the expiry date of the Nichromet licence to July 29, 2008 on the following basis:

i) If Nichromet builds a pilot plant in Thetford Mines, Quebec, the Company will sell to Nichromet 1,000 tonnes of copper concentrate and 1,000 tonnes of zinc concentrate. The concentrates will be delivered at the Company's expense to the Nichromet plant for processing and Nichromet will pay the Company the same price as that received by the Company when it sells similar concentrates in Mexico.

ii) The Company will be responsible for and pay all costs of the feasibility study to be conducted in connection with processing the concentrates at the Nichromet plant.

iii) After completing the feasibility study, in the event that the Company builds, prior to the expiry date of the Nichromet licence, a commercial plant with a minimum capacity of 100 tonnes per day, the Company will be entitled to a licence with an indefinite term.

## 8 Obligation related to assets under capital lease

a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

| | As at June 30, 2006 $ | As at December 31, 2005 $ |
|---|---|---|
| Years ending December 31, 2006 (remainder) | 96,496 | 130,166 |
| 2007 | 158,925 | 96,599 |
| 2008 | 144,654 | 66,569 |
| | 400,075 | 293,334 |
| Less: Interest | 82,009 | 64,483 |
| Total liability (note 8 (b)) | 318,066 | 228,851 |
| Less: Current portion | 137,075 | 90,904 |
| | 180,991 | 137,947 |

b) Included in the amount of $318,066 ($228,851 as at December 31, 2005) is approximately $52,723 payable in U.S. dollars (US$47,499) ($68,259-US$59,355 as at December 31, 2005) and $265,343 MP$2,706,498 payable in Mexican pesos-($160,592-MP$ 1,461,369 as at December 31, 2005).

c) The weighed average interest rate for the obligations related to assets under capital lease is 24%. Interest expense for the six-month period ended June 30, 2006 amounted to $28,718 (nil for the six-month period ended June 30, 2005).

## 9 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

| | For the six-month period ended June 30, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | Number of shares | Amount $ | Number of shares | Amount $ |
| Balance – Beginning of period | 81,724,769 | 26,921,601 | 51,457,477 | 20,782,703 |
| Issued and paid in cash (i) | - | - | 22,500,000 | 4,500,000 |
| Issued for the acquisition of mining assets (note 6 viii)) | 1,200,000 | 768,000 | - | - |
| Issued following exercise of warrants (ii) | - | - | 7,767,292 | 1,638,898 |
| Issued following exercise of stock options (note 11) | 122,917 | 53,290 | - | - |
| Balance – End of period | 83,047,686 | 27,742,891 | 81,724,769 | 26,921,601 |

i) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

ii) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439 (note 10).

Refer to Note 20.

## 10 Warrants

Changes in the Company's outstanding common share purchase warrants were as follows:

| | For the six-month period ended June 30, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | Number of warrants | Amount $ | Number of warrants | Amount $ |
| Balance – Beginning of period | 12,002,068 | 2,880,496 | 29,125,399 | 6,165,776 |
| Exercised (note 9 (ii)) | - | - | (7,767,292) | (318,459) |
| Expired (note 12) | - | - | (9,356,039) | (2,966,821) |
| Balance – End of period | 12,002,068 | 2,880,496 | 12,002,068 | 2,880,496 |

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows as of March 31, 2006:

| Exercise price $ | Number of warrants | Expiry date |
|---|---|---|
| 0.90 | 12,002,068 | November 2006 |

## 11 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As of June 30, 2006, the Plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 8,100,000 (5,900,000 as of December 31st, 2005) common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. The options have a vesting period of 18 months: 25% at the date of grant and 12.5% for the following six quarters.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

A summary of changes in the Company's stock options outstanding is presented below:

| | For the six-month period ended June 30, 2006 | | For the nine-month period ended December 31, 2005 | |
|---|---|---|---|---|
| | Number of options | Average exercise price $ | Number of options | Average exercise price $ |
| Beginning of period | 4,786,258 | 0.59 | 3,046,250 | 0.79 |
| Granted | 2,700,000 | 0.40 | 1,940,000 | 0.29 |
| Exercised | (122,917) | 0.28 | - | - |
| Expired or cancelled | (231,000) | 0.80 | (200,000) | 0.85 |
| End of period | 7,132,333 | 0.52 | 4,786,250 | 0.59 |

A summary of options outstanding and exercisable as at June 30, 2006 is presented below:

| Exercise Price $ | Number of options: Outstanding | Number of options: Exercisable | Expiry date |
|---|---|---|---|
| 0.85 | 855,000 | 855,000 | October 2008 |
| 1.30 | 40,000 | 40,000 | January 2009 |
| 0.75 | 1,217,000 | 1,217,000 | August 2009 |
| 0.75 | 500,000 | 437,500 | February 2010 |
| 0.30 | 1,695,333 | 1,059,583 | September 2010 |
| 0.22 | 125,000 | 78,125 | September 2010 |
| 0.40 | 2,700,000 | 1,012,500 | February 2011 |
| | 7,132,333 | 4,699,708 | |

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3870, the Company accounted for options granted in the six-month period ended June 30, 2006 and the six-month period ended June 30, 2005 using the fair value method. Total stock based compensation costs for the six-month period ended June 30, 2006 amount to $624,672 (note 12) (for the six-month period ended June 30, 2005 – $266,091), including $307,940 (for the six-month period ended June 30, 2005-$96,151) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $316,732 (for the six-month period ended June 30, 2005 – $169,940) was recorded in the consolidated statements of operations and deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

| | For the six-month period ended June 30, 2006 | For the six-month period ended June 30, 2005 |
|---|---|---|
| Average dividend per share | Nil | Nil |
| Estimated volatility | 98% | 108% |
| Risk-free interest rate | 4.06% | 4.5% |
| Expected life of options granted | 4 years | 4 years |
| Option price | $0.40 | $0.75 |
| Weighted average of estimated fair value of each option granted | $0.28 | $0.51 |

## 12 Contributed surplus

| | For the six-month period ended June 30, 2006 $ | For the nine-month period ended December 31, 2005 $ |
|---|---|---|
| Balance – Beginning of period | 4,802,240 | 1,380,600 |
| Stock-based compensation cost (note 11) | 624,672 | 454,819 |
| Exercise of options (note 11) | (19,353) | - |
| Warrants expired (note 10) | - | 2,966,821 |
| Balance – End of period | 5,407,559 | 4,802,240 |

## 13 Income taxes

a) The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

| | For the six-month period ended June 30, 2006 $ | For the six-month period ended June 30, 2005 $ |
|---|---|---|
| Income tax benefit using statutory income tax rates | (381,423) | (259,506) |
| Income tax rate differential in Mexico | 9,771 | 11,991 |
| Stock-based compensation costs | 101,418 | 50,982 |
| Non taxable portion of capital gain | (24,463) | - |
| Increase in the valuation allowance | 224,700 | 78,033 |
| Foreign exchange loss recoverable in Mexico | (264,760) | 68.333 |
| Inflation taxable on net financial liabilities in Mexico | 78,881 | 22,000 |
| Non-deductible items in Mexico | 128,926 | 23,500 |
| Other | 16,952 | 4,666 |
| | (110,000) | - |

## 14 Asset retirement obligations

As at June 30, 2006, the Company has not recognized any asset retirement obligation as it does not have sufficient information to determine a realistic obligation maturity schedule. A liability stemming from any asset retirement obligation will be recorded in the period in which there is sufficient information to establish an obligation maturity schedule.

## 15 Statements of cash flows

The changes in non-cash working capital items are as follows:

| | For the six-month period ended June 30, 2006 $ | For the six-month period ended June 30, 2005 $ |
|---|---|---|
| Sales tax and other receivables | (1,150,753) | (605,680) |
| Inventories from pilot mining program | 52,316 | (256,975) |
| Prepaid expenses | 13,732 | (6,453) |
| Accounts payable and accrued liabilities | 675,076 | 78,307 |
| Income taxes payable | (45,000) | - |
| | (454,629) | (790,801) |

a) Changes in non-cash receivable items totalling ($953,000) (nil for the six-month period ended June 30, 2005) related to the sale of concentrate are included in investing activities.

b) Changes in contributed surplus for an amount of $307,940 (for the six-month period ended June 30, 2005- $124,972) related to stock based compensation costs capitalized into mining assets are included in investing activities.

## 16 Related party transactions

a) During the six-month period ended June 30, 2006, companies controlled by officers of the Company charged consulting fees amounting to $293,796 (for the six month period ended June 30, 2005 – $237,237), including $162,598 capitalized to deferred exploration costs (for the six month period ended June 30, 2005 – $165,293). As at June 30, 2006, the balance due to these officers amounted to $18,370 (as at December 31, 2005 – $11,840).

b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 9 (i)) for a total consideration of $886,500 (None during the six-month period ended June 30, 2006).

The related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

## 17 Commitment

On May 17, 2006, the Company signed a service agreement to outsource its drilling activities with Canmex Diamond Drill S.A. de C.V. which would however use the Company's own drilling equipment. The agreement is for 25,000 meters at a cost of US$ 92.50 per meter.

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent of approximately $150,000 is divided on a pro rata basis among the three companies.

## 18 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiary, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

## 19 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

## 20 Subsequent events

On August 17, 2006 the Company announced that, it had closed an offering on a bought deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment options pursuant to which the underwriters purchased an additional 1,950,000 common shares of $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000. An underwriter fee of 7% of total gross proceeds was paid and a total of 1,046,500 compensation options (7% of total common shares issued) were issued in favour of the underwriters.

File No. 82-34990

RECEIVED

2007 FEB -5 A 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**DIA BRAS**
*exploration*

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 393-8875
Télécopieur : (514) 866-6193

**VIA SEDAR**

Le 15 décembre 2006

**DESTINATAIRE : AUTORITÉ DES MARCHÉS FINANCIERS**

**Objet : Exploration Dia Bras inc.**

Madame, Monsieur,

Les états financiers consolidés non vérifiés pour le deuxième trimestre se terminant le 30 juin 2006 ont été redéposés pour tenir compte de la modification de certains titres dans lesdits états financiers, notamment, celui des « flux de trésorerie consolidés » et celui des notes afférentes.

Veuillez agréer, Madame, Monsieur, nos salutations distinguées.

**EXPLORATION DIA BRAS INC.**

Leonard Teoli
Chef des opérations financières

File No. 82-34990

DIA BRAS
exploration

RECEIVED
2007 FEB -5 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

TSX Venture Exchange - DIB

No. 27- 2006

# DIA BRAS REPORTS 248 G/T SILVER FROM BULK SAMPLE AT LA BAMBA OPEN PIT, CUSI SILVER PROJECT, CHIHUAHUA, MEXICO

Montréal, Québec - December 12, 2006- **Dia Bras Exploration Inc. (TSX-V: DIB)** ("Dia Bras" or the "Company") is pleased to announce that 6,350 tonnes grading 248 g/t Ag have been extracted from La Bamba's open pit as part of the ongoing exploration program at its Cusi silver project in Chihuahua State, Mexico.

La Bamba and San Miguel are inactive mines that are optioned from Pershimco Resources Inc., whereby Dia Bras can acquire a 70% interest (see news release dated May 31, 2006) in return for work commitments extending over a 30-month period. As part of this commitment, Dia Bras has started to process a 10,000 tonne bulk sample at its Malpaso mill.

During the first week of December, a total of 6,350 wet metric tonnes (WMT) have been extracted from the existing broken material lying at the bottom of the pit. This oxidized material is being stockpiled and then transported to the Malpaso mill.

A total of 277 truck loads were necessary to build the stockpile of which 254 were sampled and assayed at the Malpaso laboratory. They returned between 40 and 880 g/t Ag. The average results for the 254 samples are the follows:

| | | | | | |
|---|---|---|---|---|---|
| 6,350 WMT | 254 SAMPLES | 247.79 g/t Ag | 0.17 % Zn | 0.21 % Pb | 0.04 % Cu |

The samples were not assayed for gold but more than 50 metallurgical tests performed on the material from La Bamba's open pit show the gold content to be approximately 0.60 g/t Au. The tests also revealed that a 70% recovery rate could be achieved for silver.

La Bamba is an open cut that follows a northeastern trending 30-meter thick breccia structure with a steep southeastern dip. The pit measures 130 meters long by an average of 20 meters wide and up to 30 meters deep. The mineralized structure, which includes La Bamba and San Miguel, has a known strike length of 1,600 meters of which the southernmost 1,000 meters lie on the Dia Bras 100% owned land package. (See map attached).

Rejean Gosselin, President and CEO of the Company, stated "In May and June 2006, the Company staked ground and entered into agreements to gain interest in more than 7,500 hectares of contiguous property (the Cusi Silver Mining Camp), including 12 former mines. La Bamba and San Miguel mineral lots cover one of those mines which the Company is exploring first because of its easy access and to rapidly complete its commitment. Santa Edwiges and San Nicolas also present an easy access and are part of the first phase of the exploration program carried out at Cusi. The exploration program will intensify in 2007 in order to initiate evaluation of the whole district, with the completion of a detailed airborne geophysical survey and up to 50,000 meters of underground and surface drilling."

The Company commissioned an independent 43-101 technical report to Scott Wilson Roscoe Postel, on the Cusi Silver Mining Camp. This report is expected to be completed by the end of 2006.

The technical content of this news release has been approved by André St-Michel, engineer and Executive Vice-President of Dia Bras, a Qualified Person as defined in NI43-101.

**Method of analysis**
All samples were assayed by atomic absorption at the Company's Malpaso lab.

**About Dia Bras**
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:


Thomas L. Robyn
Execuvtive Chairman
**Dia Bras Exploration**
(514) 393-8875 poste 241

Réjean Gosselin
President
**Dia Bras Exploration**
(514) 393-8875 ext. 241

Nicole Blanchard
**Managing Partner**
Sun International Communications
(450) 627-6600


**If you would like to receive press releases via email please contact info@diabras.com**
**Please specify "Dia Bras press releases" in the subject line.**

**The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.**

**Forward-looking statements:** ***Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.***



Diabras Mexicana
La Bamba
Section Typique
Typical Section
2150m
2100m
2050m
2000m
1950m
1900m
Roche Cassée Extraite
Extracted Broken Material
m / g/t Ag
L.R.
0
50m
7700N
7600N
11300E
11400E
N

DIA BRAS
exploration

**For Immediate Release**

**TSX Venture Exchange - DIB**
**No. 27- 2006**

# *DIA BRAS: SIGNIFICANT BOLIVAR RESULTS*

## *Highly-faulted zone at El Val yields high Copper values*

Montréal, Québec - December 14, 2006– **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to announce additional high-grade drill intercepts from its underground and surface drilling program at the Bolivar Mine in the State of Chihuahua, Mexico. The best underground intersection returned 11.9 m grading 1.91 % Cu, 7.61 % Zn and 52.8 g/t Ag. In addition, surface channel sampling across mantos in the La Pequeña-El Val areas returned copper grades up to 19.05 % and zinc grades up to 37.7 %.

**UNDERGROUND DRILLING**

The underground holes were drilled from the mine's Level 6. Holes DB06BM041 and 43 tested the strike extension on Level 6 of the Fernandez zone, which is elongated on an ESE strike. Hole 42 was drilled towards the basal granite and encountered disseminated copper mineralization. Drilling from Level 6 towards the Rosario zone also encountered skarn-hosted mineralization.

Underground drilling from Level 6 to the Fernandez zone produced the following results:

| Hole | From m | To m | Width m | Cu % | Zn % | Au g/t | Ag g/t |
|---|---|---|---|---|---|---|---|
| DB06BM041 | 9.0 | 11.0 | 2.0 | 2.12 | 5.32 | 1.91 | 233.6 |
| | 76.3 | 76.9 | 0.6 | 2.15 | 39.00 | 0.15 | 91.7 |
| DB06BM043 | 18.9 | 30.8 | 11.9 | 1.91 | 7.61 | 0.14 | 52.8 |
| *incl.* | 25.5 | 27.0 | 1.5 | 1.36 | 18.35 | 0.07 | 39.0 |
| *incl.* | 27.0 | 27.8 | 0.8 | 3.94 | 11.70 | 0.13 | 61.5 |
| *incl.* | 28.4 | 29.1 | 0.7 | 3.82 | 15.50 | 0.08 | 61.0 |
| *incl.* | 30.5 | 30.8 | 0.3 | 8.04 | 38.30 | 0.14 | 57.9 |

Hole DB06BM043 penetrated a significant breccia zone that has been named the Selena breccia, which is located at the Level 6 elevation and only 10 meters from the current workings.

In addition, hole DB06BM042 encountered skarn-hosted disseminated mineralization over 19.8-26.0 m (6.2 m; chalcopyrite dominant) and marble-hosted disseminated to semi-massive mineralization over 28.4-33.7 m (5.3 m; sphalerite dominant) for which assays are pending. These intervals are less than 5 meters from the current workings.

Drilling of the Rosario zone from Level 6 encountered several zones of skarn-hosted disseminated to semi-massive and massive mineralization for which assays are pending. The intercepts are:

- DB06BM044: 2.5-17.2 m (13.8 m); 19.0-47.5 m (28.5 m); 56.5-60.5 m (4.0 m)
- DB06BM045: 0.0-39.5 m (39.5 m)

Drill hole DB06BM046 encountered 18.0 meters of skarn-hosted disseminated chalcopyrite mineralization from 39.0-57.0 m; assays are pending.

## SURFACE DRILLING

Drilling of the South Bolivar area continues to encounter copper-iron-gold-silver skarn mineralization. Drill holes DB06B178, 179, 180, 181 and 182 all intersected the copper-iron-gold-silver skarn. Results are pending for DB06B180, 181 and 182. Results from DB06B178 and 179 are as follows:

| Hole | From m | To m | Width m | Cu % | Zn % | Au g/t | Ag g/t | Fe % |
|---|---|---|---|---|---|---|---|---|
| DB06B178 | 237.4 | 244.0 | 6.6 | 1.17 | 0.22 | 0.25 | 22.45 | 20.65 |
| | 245.1 | 245.7 | 0.6 | 0.67 | 0.26 | 0.33 | 20.4 | 23.40 |
| | 248.0 | 250.8 | 2.8 | 0.93 | 0.53 | 0.06 | 24.3 | 12.03 |
| | 251.6 | 253.0 | 1.4 | 1.99 | 0.18 | 0.18 | 32.1 | 29.8 |
| | 258.1 | 258.8 | 0.7 | 1.18 | 0.01 | 0.09 | 10.8 | 3.38 |
| | 259.6 | 260.4 | 0.8 | 0.18 | 0.06 | 0.03 | 1.7 | 25.2 |
| | 260.8 | 261.5 | 0.7 | 0.07 | 0.03 | 0.01 | 0.5 | 30.6 |
| DB06B179 | 358.2 | 366.5 | 8.3 | 0.59 | 0.36 | 0.03 | 15.0 | 6.11 |

## MAPPING PROGRAM

Detailed mapping continues along the highly-faulted southeast skarn horizons towards the El Val from the Bolivar mine. Surface channel sampling across mantos in the La Pequeña-El Val areas returned copper grades up to 19.05 % and zinc grades up to 37.7 %.

The La Pequeña, La Narizona and El Val areas, located more than 2 km southeast of the Bolivar mine respectively (see map attached), have skarn-hosted mineralization exposed on the surface that had been sampled by the Company in 2004. Based on the geologic knowledge gained over the past two years by mining at Bolivar and exploring the property, these areas have been re-visited and new samples collected. Manto-type mineralization in both areas strikes northwest and dips 40-45 degrees to the northeast, and is cut by multiple dike-filled faults that trend NNE. Channel samples were collected across the mineralized mantos, and muck in one old prospect pit was sampled.

Assay results (gold results are pending) of the new samples are:

| Sample # | Locality | Width m | Cu % | Zn % | Pb % | Ag g/t |
|---|---|---|---|---|---|---|
| 715905 | La Pequeña | 1.48 | 19.05 | 0.65 | 1.79 | 599.0 |
| 715906 | La Pequeña | 1.23 | 12.30 | 0.51 | 1.44 | 439.0 |
| ***La Pequeña average*** | | ***1.35*** | ***15.98*** | ***0.59*** | ***1.63*** | ***526.4*** |
| 715907 | La Narizona | 0.98 | 12.65 | 23.50 | 0.21 | 45.7 |
| 715908 | La Narizona | 0.86 | 5.88 | 37.70 | 0.06 | 25.1 |
| ***La Narizona average*** | | ***0.92*** | ***9.48*** | ***30.14*** | ***0.14*** | ***36.1*** |
| 715909 | La Narizona muck | pit muck | 1.87 | 36.10 | 0.21 | 98.8 |
| **229274** | **El Val** | **10.00** | **11.70** | **0.70** | **0.50** | **550.0** |

Compilation of underground and surface mapping, sampling and drilling data indicates that both Bolivar-type (high copper-zinc) and South Bolivar-type (copper-iron) mineralization extend from northwest of the Bolivar mine to southeast of El Val, a distance of over 3 km. Both types of mineralization appear to be stratigraphically controlled, with a more calcic limestone precursor mineralized to Bolivar-type mineralization and hosted in epidote-andradite skarn, and a more dolomitic carbonate precursor mineralized to South Bolivar-type mineralization hosted in grossularite-andradite skarn. The mineralogical differences between the two types of mineralization allow the host strata to be mapped along the entire skarn zone. Recognition of this stratigraphic control indicates that additional zones of significant mineralization remain to be discovered between Bolivar mine and El Val. The mineralized strata have a general dip to the northeast throughout the 3 km trend.

Mineralization is best developed where the favorable host strata are cut by faults, and faults trending ENE-NE appear to be the most important feeders for mineralization. There are multiple faults present in the El Val area, which appears to be a zone of sigmoidal faulting.

The results reported above are consistent with earlier results from the Company's work, which show that the upper skarn horizon is mineralized in several localities along the 3 km trend, such as:

| Sample Type | Locality | Width, m | Cu % | Zn % | Publication Date |
|---|---|---|---|---|---|
| Channel samples | La Montura | 6.0 | 3.69 | 7.80 | December 3, 2004 |
| Channel samples | La Pequeña | 6.0 | 3.84 | 0.72 | December 3, 2004 |
| Drill core hole 135 | 200 m SE of mine | 10.7 | 0.85 | 26.80 | October 5, 2005 |
| Drill core hole 177 | El Gallo | 4.0 | 1.74 | 16.68 | November 21, 2006 |

Drilling at La Montura during 2004 encountered elevated zinc and copper contents in the upper skarn horizon, the significance of which was not recognized at the time. The table below shows the results, which also support the concept that the upper skarn horizon is significantly mineralized over the 3 km trend:

| Hole # | From m | To m | Width m | Cu % | Zn % | Ag g/t | Au g/t |
|---|---|---|---|---|---|---|---|
| DB04B035 | 29.0 | 30.0 | 1.0 | 1.1 | 5.2 | 75 | 0.4 |
| | 30.0 | 31.0 | 1.0 | 2.4 | 6.4 | 146 | 0.6 |
| | 35.0 | 36.0 | 1.0 | 1.6 | 6.4 | 39 | 0.1 |
| | 36.0 | 37.0 | 1.0 | 0.5 | 3.1 | 48 | 0.1 |
| DB04B038 | 23.0 | 24.0 | 1.0 | 0.1 | 1.2 | 4 | 0.0 |
| | 24.0 | 25.0 | 1.0 | 0.2 | 8.2 | 6 | 0.0 |
| | 25.0 | 26.0 | 1.0 | 0.2 | 5.8 | 6 | 0.1 |
| | 26.0 | 27.0 | 1.0 | 3.3 | 2.1 | 428 | 2.9 |

The Company is conducting a focused drilling program using three of its own drill rigs to follow the Bolivar and South Bolivar mineralization down dip from El Gallo to Increíble, and will continue drilling to the northeast towards the Banda fault and southeast to El Val to test the favorable strata in those directions. The Company has designed an initial diamond drill program of a minimum of 25,000 meters, with sufficient funds budgeted to drill 50,000 meters during 2007 in order to follow up and define mineralized zones.

The technical content of this news release has been approved by André St-Michel, engineer and Executive Vice-President of Dia Bras, a Qualified Person as defined in NI43-101.

**Method of analysis**

The samples were analyzed by ICP and AA methods by Chemex at their facilities in Vancouver, Canada.

**About Dia Bras**

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600


203000
204000
205000
206000
207000
3001000
3000000
2999900
2999800
2999700
Bolivar NW
San Antonio
Mine Bolivar Mine
El Gallo
La Montura
715905
715906
La Pequeña
715907
715908
Narizona
715909
715910
715911
El Val
El Arco
Las Cuevas
N
0
1km
Legend / Légende
Zinc-Copper high grade areas
Zones a haute teneur en Zinc-Cuivre
Gold-Copper-Magnetite Skarn outcrop area
Zone affleurante du Skarn a Or-Cuivre-Magnetite

# DIA BRAS EXPLORATION INC (the 'Company')

Report under
Section 111 of The Securities Act (British Columbia)
Section 141 of The Securities Act (Alberta)
Section 101 of The Securities Act (Ontario)
Section 147 of The Securities Act (Quebec)
National Instrument 62-103

1. **The name and address of the offeror**

Matterhorn Investment Management LLP of 29 Queen Anne's Gate, London SW1H 9BU, on behalf of non-beneficially owned funds under its discretionary management.

2. **The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances**

Matterhorn Investment Management LLP, on behalf of non-beneficially owned funds under its discretionary management, has recently acquired 800,000 common shares of Dia Bras Exploration Inc on the exercise of warrants at $0.90 each. These shares represent an approximate 0.73% interest in the Company.

3. **The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release**

Non-beneficially owned funds under the discretionary management of Matterhorn Investment Management LLP now hold an interest in 11,311,000 common shares of Dia Bras Exploration Inc, representing approximately 10.33% of the issued and outstanding common shares of the Company on an undiluted basis.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which**

(i) **the offeror, either alone or together with any any joint actors, has ownership and control**

Not applicable.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership**

Non-beneficially owned funds under the discretionary management of Matterhorn Investment Management LLP now hold an interest in 11,311,000 common shares of Dia Bras Exploration Inc, representing approximately 10.33% of the issued and outstanding common shares of the Company on an undiluted basis.

5. **Name of the market in which the transaction or occurrence took place**

Exercise of warrants (as described above).

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

Matterhorn Investment Management LLP holds these shares, on behalf of its non-beneficially owned funds under its discretionary management, for investment purposes only and not with the purpose of influencing the control or direction of the Company. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

Not applicable.

8. **The names of any joint actors in connection with the disclosure required by this report**

Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror**

Exercise of warrants at $0.90 per warrant (as described above).

10. **If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities**

Not applicable.

**Dated** at London, United Kingdom this 11th day of December 2006.

**for and on behalf of**
**Matterhorn Investment Management LLP**

Name: Ewan Christian
Title : Business Manager

DIA BRAS
exploration

TSX Venture Exchange - DIB
No. 01- 2007

# DIA BRAS BOLIVAR PILOT MINING PROGRAM: EXPECTATIONS EXCEEDED FOR 2006

**Montréal, Québec –January 10, 2007–** Dia Bras Exploration Inc. (DIB-V) is proud to announce that it exceeded its yearly forecasts in terms of tonnes of material processed, tonnes of concentrate produced and production value.

During 2006 the Company processed 96,575 DMT of material averaging grades of 10.63% Zn and 2.03% Cu, and produced 16,183 DMT of Zinc concentrate and 5,507 DMT of Copper concentrate for a total estimated production value of US$26.8 million.

In 2006, the Company billed a total of US$30.1 million, which included invoices for final settlement for concentrate shipped in late 2005. In the final billing process, the Company continued to benefit from increased metal prices.

**Bolivar Pilot-Mining Program - Year 2006**

**Summary**

| **Material Processed** | **Tonnes** | **Total Estimated Production [1] US$ (Millions)** | **Operating Cash Cost [1] US$ (Millions)** |
|---|---|---|---|
| Actual | 96,575 | 26.8 | 11.5 |
| Forecast | 90,000 | 16.0 | 10.0 |
| Over (under) | 6,575 | 10.8 | 1.5 |

| **Zinc** | **Average Grade** | **Recovery** | **Zn Concentrate Production (DMT)** | **Production Value in US$ (Millions) [1]** |
|---|---|---|---|---|
| Actual | 10.63% | 91.90% | 16,183 | 18.1 |
| Forecast | 11.00% | 85.00% | 14,800 | 10.4 |
| Over (under) | (0.37)% | 6.90% | 1,383 | 7.7 |

| **Copper** | **Average Grade** | **Recovery** | **Cu Concentrate Production (DMT)** | **Production Value in US$ (Millions) [1]** |
|---|---|---|---|---|
| Actual | 2.03% | 80.59% | 5,507 | 8.7 |
| Forecast | 2.50% | 75.00% | 6,400 | 5.6 |
| Over (under) | (0.47%) | 5.59% | (893) | 3.1 |

**Financial Results (in US$)**

| | **Actual (unaudited)** Year ended December 31, 2006 |
|---|---|
| | US$ |
| Net smelter production value | 26.8 M |
| Direct operating cash costs | 11.5 M |
| Direct operating cash margin | 15.3 M |

**Net smelter production value and**
**Cash Operating Costs / Tonne Processed (in US$)**

| | **Actual (unaudited)**<br>Year ended December 31, 2006 |
|---|---|
| | US$ |
| Net smelter production value (1) | 277.78 |
| Direct operating cash costs (1) | 119.64 |
| Gross margin before amortization (1) | 158.14 |

During the fourth quarter ended December 31, 2006, the Company processed 27,797 DMT of material averaging grades of 8.61% Zn and 1.45% Cu, with the month of October contributing more than 9,900 DMT, the most productive month in terms of tonnage processed since the beginning of the program. Recoveries at the Malpaso mill averaged 91.70% for zinc and 78.86% for copper resulting in a production of 3,761 DMT of zinc concentrate and 1,114 DMT of copper concentrate during the quarter. Material grades were lower than the 11% Zn and 2.5% Cu average forecast for the quarter as high metal prices allowed the Company to process lower grade material while maintaining its targeted cash flow.

The value of the total concentrate production for the quarter, based on average monthly zinc and copper prices, is estimated at US$7.4 million, which exceeds the early 2006 forecast of US$4.0 million per quarter. Direct operating costs for the quarter, including shipping of concentrate, amounted to approximately US$3.6 million compared to the forecast of US$2.5 million. These increased costs are mostly due to increased shipping and transportation costs. Sustained high prices for zinc and copper during the quarter combined to result in continued positive cash flow, which financed the exploration and capital expenses as well as property payments.

**Bolivar Pilot-Mining Program - Q4 2006**

**Summary**

| **Material Processed** | **Tonnes** | **Total Estimated Production (1) US$ (Millions)** | **Operating Cash Cost (1) US$ (Millions)** |
|---|---|---|---|
| Actual | 27,797 | 7.4 | 3.6 |
| Forecast | 22,500 | 4.0 | 2.5 |
| Over (under) | 5,297 | 3.4 | 1.1 |

| **Zinc** | **Average Grade** | **Recovery** | **Zn Concentrate Production (DMT)** | **Production Value in US$ (Millions)(1)** |
|---|---|---|---|---|
| Actual | 8.61% | 91.90% | 3,761 | 5.5 |
| Forecast | 11.00% | 85.00% | 3,700 | 2.6 |
| Over (under) | (2.39)% | 6.90% | 61 | 2.9 |

| **Copper** | **Average Grade** | **Recovery** | **Cu Concentrate Production (DMT)** | **Production Value in US$ (Millions) (1)** |
|---|---|---|---|---|
| Actual | 1.45% | 78.86% | 1,114 | 1.9 |
| Forecast | 2.50% | 75.00% | 1,400 | 1.4 |
| Over (under) | (1.05%) | 3.86% | (286) | 0.5 |

(1) Non-GAAP measures: The Company reports production value, production costs, net smelter revenue per tonne, direct operating cash costs per tonne and gross margin before amortization per tonne even if it is a non-GAAP measure to inform about the approximate value of the quarter sales, isolate the measure of pilot-mining direct operation costs activities less amortization and depreciation. The Company believes this is useful supplemental information however it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

The Company's total concentrate production is sold to MRI Trading AG (MRI), a Swiss-based, privately-owned commodity trading company, pursuant to a standard concentrate purchase agreement.

Dia Bras forecasts 2007 pilot mining production at Bolivar of 96,000 tonnes of material averaging 7.5% Zn and 1.5% Cu, because projected higher metal prices will allow the Company to maintain its targeted cash flow.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The short-term objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to finance development and exploration at the Bolivar mine and elsewhere on the Bolivar project.

It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought into commercial production. The Company expects completing its exploration program on the Bolivar property and extensions in order to achieve a feasibility study in 2007.

**Working capital and cash on hand**

The Company currently has a working capital of CDN$24.0 million (unaudited) including $19.5 million (unaudited) in cash.

**Malpaso mill**

The Company officially inaugurated in December 2006 its 500 tpd El Triunfo circuit at the Malpaso mill, thereby increasing its capacity to 850 tpd.

The Company is currently initiating a bulk sampling program from the La Bamba property in its silver Cusi mining camp. First results of milling will be published subsequent to the first quarter 2007.

**About Dia Bras**

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
**Dia Bras Exploration**
(514) 393-8875 ext. 241

Réjean Gosselin
President
**Dia Bras Exploration**
(514) 393-8875 ext. 241

Nicole Blanchard
**Managing Partner**
Sun International Communications
(450) 627-6600



**Forward-looking statements:** *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

DIA BRAS
exploration

TSX Venture Exchange - DIB
No. 02- 2007

# *DIA BRAS: HIGH SILVER GRADES AT CUSI*

## *La India and Santa Edwiges mines yield high silver values*

---

Montréal, Québec – January 22, 2007– **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to announce additional high-grade silver values from its Cusi property in the State of Chihuahua, Mexico. Re-assay of drill core yielded 35.4 Kg/t Ag over 0.4 meters from La India. In addition, channel sampling in Santa Edwiges yielded 2.7Kg/t Ag over 3.62 meters. Both of these mines are owned 100% by the Company.

**LA INDIA**

On October 3, 2006 the Company announced a drill intersection of 1.4 meters grading over 10,000 g/t Ag (>10 Kg/t) from the drilling program at La India. Over-assay data by Chemex reveals two matters of interest: 1) the Ag content of the drill intercept is 35,442 g/t Ag (35.4 Kg/t); and, 2) the lab reversed the Company's sample numbers, and the drill intercept is 0.4 m, not 1.4 m. The sample interval is 200.4 to 200.8 meters from drill hole DC06B012.

**SAN EDWIGES**

The Santa Edwiges channel sample is one of 28 collected from a structure exposed in a crosscut on the first level of the mine in an area that is being developed for early bulk sampling. Material from the bulk sample will be trucked to the Company's mill at Malpaso, a distance of 38 km, and will be processed in the mill's new 500 tpd circuit. In total, 28 channel samples averaged 334.3 g/t Ag, 1.01% Pb and 0.30% Zn, as shown in the table below. The true width of the sampled structure is 10 meters, and the various samples were collected around the gallery.

| Sample | Ag (g/t) | Pb Z (%) | Zn (%) | Cu (%) | Width (m) |
|---|---|---|---|---|---|
| 681223 | 120 | 1.6 | 0.26 | not reported | 3.70 |
| 681224 | 170 | 1.2 | 0.18 | not reported | 3.80 |
| 681225 | 180 | 0.75 | 0.57 | not reported | 3.50 |
| 681235 | 60 | 1.1 | 0.26 | not reported | 1.50 |
| 681236 | 450 | 0.76 | 0.23 | not reported | 3.38 |
| 681237 | 120 | 0.61 | 0.21 | not reported | 1.61 |
| 681249 | 310 | 1.12 | 0.1 | not reported | 3.60 |
| 681250 | 260 | 0.8 | Ind. | not reported | 3.45 |
| 681251 | 2700 | 2.67 | 0.58 | not reported | 3.62 |
| 681253 | 530 | 1.94 | 0.05 | not reported | 1.41 |
| 681254 | 520 | 2.91 | 0.03 | not reported | 3.53 |
| 681255 | 150 | 0.99 | Ind. | not reported | 1.36 |
| 681259 | 220 | 0.94 | 0.15 | not reported | 1.00 |
| 681260 | 110 | 1.03 | 0.05 | not reported | 3.50 |
| 681275 | 110 | 0.7 | 0.39 | not reported | 1.50 |
| 681276 | 130 | 0.86 | 0.32 | not reported | 1.93 |

| | | | | | |
|---|---|---|---|---|---|
| | 681279 | 110 | 0.53 | 2.9 | not reported | 1.55 |
| | 737534 | 1400 | 0.81 | 0.18 | 0.04 | 2.84 |
| | 737535 | 350 | 1.31 | 0.25 | 0.2 | 2.50 |
| | 737546 | 110 | 0.48 | 0.14 | 0.05 | 1.80 |
| | 737548 | 190 | 0.89 | 0.15 | 0.05 | 1.92 |
| | 737563 | 420 | 0.32 | 0.18 | not reported | 2.47 |
| | 737564 | 240 | 1.11 | Ind. | not reported | 5.00 |
| | 737565 | 70 | 1.2 | 0.09 | not reported | 4.00 |
| | 737631 | 40 | 0.17 | 0.01 | not reported | not recorded |
| | 737632 | 130 | 0.72 | 0.01 | not reported | not recorded |
| | 737645 | 30 | 0.26 | 0.11 | not reported | not recorded |
| | 737647 | 130 | 0.41 | 0.03 | not reported | not recorded |
| **No./Avg.** | **28** | **334.29** | **1.01** | **0.30** | | |

**SURFACE MAPPING**
Mapping by the Company's geologists demonstrates that the La India-San Miguel-La Bamba mines are separated from the Santa Edwiges-Santa Marina-Promontorio mines by a NW-trending fault that has uplifted the Santa Edwiges block relative to the La India block. The silver-rich precious metals portion of the Santa Edwiges block, therefore, has been eroded and the veins exposed on the surface and in the shallow mine workings are from the base metals portion of the zoned vein system. However, as shown in the table above, high silver values are commonly found associated with base metals in that portion of the system.

The Company has received a report on the mineralogy of veins in the Santa Edwiges block from its consultant Prof. Larry Meinert, the conclusions of which are consistent with the interpretation that the Santa Edwiges block, containing the Mexicana vein and the San Antonio vein, is in the upper base metal portions of the vein system. He writes:

*"Veins in the Cusihuiriachic district consist of banded, crustiform, and brecciated quartz with bands, disseminations, and massive zones of sulfide-rich ore. Except for supergene oxidized and enriched ore, such as at La India, sphalerite and galena are present in all ore zones. Thus, the Cusihuiriachic district should be thought of as a high level base metal vein system that overlies or is peripheral to a buried intrusion. This intrusion may be mineralized and the presence of carbonate rocks in the sub-surface makes the presence of skarn ore likely.*

*"The sulfide mineralogy of the Cusihuiriachic veins is relatively simple with major sphalerite and galena, with minor pyrite and locally chalcopyrite (mainly as inclusions in sphalerite). Although looked for, no discrete Ag minerals were found by petrographic, XRD, or SEM analysis. Silver assays ranged from 104-474 ppm, for hand selected high-grade samples."*

Dia Bras acquired the Cusi district only eight months ago. This district includes 12 inactive mines that have very promising potential since they have never been explored at depth. The Company is exploring multiple silver-rich vein targets, some of which are open-pitable such as La Bamba and some are base metal and skarn replacement deposits. The program of surface mapping and sampling, surface core drilling, and underground mapping and sampling is well underway. The San Miguel and Promontorio mines are being de-watered, and the lower levels are expected to be free of water in February 2007. These levels will then be cleaned and rehabilitated, surveyed and sampled to confirm the presence of mineralized blocks reported in historical mine records.

**Method of analysis**
The samples from La India were analyzed by ICP and AA methods by Chemex at their facilities in Vancouver, Canada. The samples from San Edwiges were analysed by AA methods at the Malpaso Mill.

The technical content of this news release has been approved by André St-Michel, engineer and Executive Vice-President of Dia Bras, a Qualified Person as defined in NI43-101.

**About Dia Bras**

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

File No. 82-34990

DIA BRAS
exploration

TSX Venture Exchange - DIB
No. 03- 2007

# *DIA BRAS: FIRST TECHNICAL REPORT ON CUSI*

## *Current exploration program includes 20,000 meters of diamond drilling for 2007*

---

Montréal, Québec - January 31, 2007– **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to receive the first technical report on its Cusi silver project in Northern Mexico. The NI 43-101 report prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) and dated December 22, 2006 concludes that there is good potential for economic silver-gold mineralization on the Cusi property. The Company's current drilling program of 20,000 m of diamond drilling is being conducted on the northwestern portion of the project where 12 inactive silver mines are located. The objective of the drilling is to test the down-dip and strike extensions of the silver veins in these mines as well as define sufficient mineralization so that an initial resource calculation can be done.

According to Scott Wilson RPA, the Cusi project contains several former silver-copper-zinc-lead-gold producers and on-going exploration has the objective to extend known zones of silver mineralization along the strike of the structure that hosts the La Bamba open pit as well as the San Miguel mine, the La India mine and the Santa Edwiges mine. Recent drilling near the La Bamba open pit has intersected mineralized zones that are interpreted to be down-dip extensions of mineralization exposed at the open pit. The most prominent of these are:

- 113g/t Ag over 22.5 m in hole DC06B37
- 981 g/t Ag over one meter in hole DC06B30

Scott Wilson RPA is of the opinion that these zones are open along strike and warrant further drill testing. The complete Technical Report will be filed on SEDAR and posted on Dia Bras' website (www.diabras.com).

**About Dia Bras**

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Réjean Gosselin
President
Dia Bras Exploration

(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

File No. 82-34990

# TECHNICAL REPORT ON THE CUSI SILVER PROJECT, MEXICO PREPARED FOR DIA BRAS EXPLORATION INC.

**NI 43-101 Report**

**Author:**
**Hrayr Agnerian, M.Sc.(Applied), P.Geo.**



December 20, 2006

**SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.**

# TABLE OF CONTENTS

# LIST OF TABLES

# LIST OF FIGURES

# 1 SUMMARY

## EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) has been retained by Dia Bras Exploration Inc. (Dia Bras) to prepare an independent Technical Report on the Cusi advanced exploration property (the Cusi Project or Cusi Property) situated some 125 km west-southwest of the city of Chihuahua, the Capital of the State of Chihuahua in Northern Mexico. This Technical Report is conformable to NI 43-101 Standards of Disclosure for Mineral Projects. Scott Wilson RPA visited the property on October 7, 2006.

Dia Bras is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX Venture). The company is involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal, an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, and a regional office in the City of Cuauhtémoc, Chihuahua, Mexico. The company's main interests are in polymetallic sulphide, gold and silver properties in Mexico, which are owned and operated by Dia Bras Mexicana S.A. de C.V.

The Cusi Property comprises six former silver-lead producers (the San Miguel Mine, La Bamba open pit, La India Mine, Santa Edwiges Mine, San Marina Mine, and Promontorio Mine) and exploration concessions adjacent to and around the old mine concession and some infrastructure. In particular these include:

- Three underground Ag-Au-Cu-Pb-Zn deposits and a small open pit deposit (La Bamba) which is connected to the San Miguel deposit. From 1924 to 1942, former operators extracted some 500,000 tonnes of material at an average grade of approximately 523 g/t Ag, 0.55 g/t Au, 0.26% Cu, 2.88% Pb and 2.36% Zn. Mine development at the three deposits is as follows:
    - The San Miguel Mine is developed by five levels (100, 200, 250, 300 and 500) of which the first three are currently accessible, and one shaft. Total amount of underground development drifts and cross cuts is approximately 2,370 m. Currently, the mine is undergoing new development and water is being pumped out of flooded areas.

  - The La India Mine is developed by two levels and a shaft. Total amount of underground development drifts and cross cuts is approximately 650 m.
  - The Santa Edwiges Mine is developed by one level. Total amount of underground development drifts and cross cuts is approximately 1,360 m.

- The Malpaso Plant. Also known as the Nichromex Plant, this is a small processing plant equipped with crushers and a flotation circuit. This plant processes material from the Dia Bras-operated Bolivar Property, where Dia Bras is carrying out test mining, and produces copper and zinc concentrates. Currently a circuit is being added to treat mineralized material from the Cusi Project, which will produce a silver-gold concentrate. The plant is situated approximately 39 km by road from Cusi Property and approximately 135 km from Chihuahua. This plant also processes material from the Dia Bras-operated Bolivar Property, where Dia Bras is carrying out test mining, and produces copper and zinc concentrates.

- Mine infrastructure including some buildings at various old adits, equipment including haulage trucks, bulldozers, scoops, drills etc.

For the purpose of simplicity, the mine concessions, as well as the adjacent exploration concessions, are referred to as the Cusi Property. Currently, Dia Bras is conducting a diamond drilling program on the property.

***CONCLUSIONS***

Based on our review of earlier studies and technical reports, history of mining in the area, field observations during the site visits, and interpretation of recent drill results, Scott Wilson RPA concludes that:

- There is good potential for economic silver gold mineralization on the Cusi Property, and further exploration work is warranted.

- Despite small-scale mining carried out in the past the property is considered by Scott Wilson RPA to be at an advanced exploration stage.

- There are at least six areas of vein-type polymetallic silver mineralization within the property.

- The mineralized veins are hosted by altered rhyolite porphyry (Bufa ignimbrite) which exhibit typical quartz-breccia and kaolinite-limonite alteration.

- In general, the mineralized veins:

  - o Trend north, northeast, east-northeast and east, although in places they are discontinuous along strike.
  - o Have steep dips to the east or southeast.
  - o Are parallel to or related to major north or northeast trending fracture systems. In places the mineralized zone may be defined by a series of en-echelon veins, such as at La Bamba open pit.

- The mineralized zone at La Bamba extends along strike in a southwesterly direction, beyond the area of current drilling.

- The prominent structural feature is the northwest trending Cusi Fault, a 10 km to 15 km long structure, which separates the rhyolitic ignimbrites on the southwestern side from the barren andesitic volcanic rocks on the northeastern side of the fault.

- Secondary east-southeast, north and northeast trending structures cut all the rocks in the area and have affected the orientation of the mineralized veins/lenses.

***RECOMMENDATIONS***

Scott Wilson RPA considers the Cusi Project to be a property of merit and recommends continued detailed surface and underground drilling to better outline the mineralized veins of the various parts of the property, in particular at san Miguel, La Bamba, La India, Santa Edwiges and Promontorio. Dia Bras has a current exploration program of 20,000 m of diamond drilling. Scott Wilson RPA concurs with this program.

Upon completion of the current drilling program, Scott Wilson RPA also recommends that estimates of the mineral resources at the various veins should be carried out. This should be followed up by a Preliminary Assessment of the project. Since Dia Bras has been test mining the Bolivar Cu-Zn deposit (also in the State of Chihuahua, Mexico) during the past year, the economic parameters for such a study are well established, in Scott Wilson RPA's opinion.

# TECHNICAL SUMMARY

## PROPERTY STATUS

Dia Bras holds interests in sixty-nine (69) mineral concessions (including two fractions of concessions) in northwestern Mexico. The Mineral Concessions are located

approximately 125 km (straight line) west-southwest of the capital City of Chihuahua, State of Chihuahua, and host several former Ag-Cu-Pb-Zn producers, the San Miguel Mine, La Bamba open pit, Santa Edwiges, Promontorio and La India mines. Production from some of the various small mines in the area is not subject to any royalties.

The Ag-Pb-Zn deposits of the Cusi Property are located within mineral concessions that have terms ranging from two years to forty-eight (48) years, expiring in 2008 to 2053. The property covers a total area of approximately 7,905 ha.

Dia Bras reports that an Environmental Impact Study for mining of the Cusi area is not necessary, since mining operations have been carried out in the past. Scott Wilson RPA understands that Dia Bras is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Cusi Mine in 2006. According to the existing purchase agreement, Dia Bras may freely export and sell the base metals and silver produced and the proceeds may be repatriated without restriction.

### *LOCATION, ACCESS AND TOPOGRAPHY*

The Cusi mineral concession is situated within the municipality of Cusihuiriachic and is some 30 km south of Cuauhtémoc, and is connected by a gravel road to Federal Highway 16, connecting to larger centres in the area. The property lies within a mountainous terrain of the Sierra Madre Occidental of northwestern Mexico, with moderate relief.

Access to the Cusi Property is by paved road (Federal Highway 16), approximately 105 km from Chihuahua to Cuauhtémoc, then 22 km by paved road, and then approximately 8 km by all-season gravel roads to the Village of Cusihuiriachic, which is located within the property. The total road distance from Chihuahua is approximately 135 km.

Elevations of the Cusi Property range from 1,950 m to 2,460 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 50 m to 500 m.

The main topographic features are the Bufa and Bufita hills, and the Cusi Fault which coincides with the Cusi River. Vegetation cover is present throughout the area.

### *CLIMATE*

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year. In the past, the Cusi Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

### *INFRASTRUCTURE*

Electrical power for the site is provided by on-site diesel generators. The village of Cusihuiriachic is connected to the Mexican national grid system. Dia Bras is planning to obtain electric power from that grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The village of Cusihuiriachic is located close to the mineral concession, with a population of approximately 100 people. Transportation to the Cusi site is by private vehicles and company vehicles.

### *HISTORY*

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the Cusi Property, this belt comprises the Abasolo District.

During the colonial period in the late 1600s, high-grade silver ore was extracted from the Abasolo Mining District. Cusihuiriachic is the most important and oldest camp in this district. Mineralization was first discovered in 1666 and sporadic mining continued until

the early 1940s. To date some 8.5 million ounces of silver is reported to have been produced from the Cusi area. Early records, however, indicate that some 120 million ounces of silver may have been produced from the general area.

The Abasolo District, and in particular the Cusi area, lies within the transitional zone between the Basin and Range structural province and the Sierra Madre Occidental province. During the late 1800s and up to the early 1900s, the silver veins in the area were developed by underground mining methods. Several shafts and tunnels were developed primarily by American and British mining companies. Except for metallurgical testing in 1966 and a small scale mining (100 tpd) in the Cusi Valley in 1975, the Cusi area has been dormant since the closure of the mine in 1942.

During the 1980s, Minera Cusi conducted surface and underground geochemical studies, minor underground development and limited mining. In 1990, one inclined diamond drill hole (-60°) was drilled from the portal dump pile of the Tescate adit, and intersected the San Antonio/Santa Marina vein system at approximately 220 m below the San Antonio/Santa Marina open pit. No detailed results, however, were reported for this hole.

During 1995, Pacific Islands Gold optioned the property from Minera Cusi and Mr. Manuel Holguín, and conducted geological mapping, surface and underground chip sampling throughout the property, and completed a small program of reverse circulation (RC) drilling along the San Miguel vein system. Results, however, are not available.

In January 1996, Silver Standard Resources Inc. (Silver Standard) entered into a joint venture agreement with Pacific Islands Gold and planned to carry out exploration. No record of work, however, is known for this period.

### *GEOLOGICAL SETTING*

The area of the Cusi Property is underlain by an assemblage of predominantly Cretaceous and Tertiary volcanic rocks and minor sedimentary rocks. These rocks are often intruded by granitic plutons of various sizes. A 750 m thick assemblage of Lower

Tertiary to Upper Cretaceous andesitic agglomerates, flows and tuffs cover the southwestern portion of the area, and are referred to as the Lower Volcanic Series (LVS). These rocks are overlain by Mid Tertiary rhyolitic and dacitic ignimbrites and tuffs of the Upper Volcanic Series (UVS). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies. Most of the mineral occurrences in the area are hosted by the LVS.

The Cusi Property and the adjacent mineral licences are situated within a major north-northwest trending Sierra Madre Precious Metals Belt, which contains a number of lineaments. Base metal and gold deposits in the Abasolo District represent various types of mineralization. These are generally structurally controlled epithermal silver and gold mineralization

***MINERALIZATION***

Silver mineralization at Cusi occurs in north, northeast, east-northeast and east trending and moderately to steeply east to southeast dipping sulphide-rich veins. There are numerous mineralized veins, but the more prominent ones are the Promontorio Vein, La India Vein, San Miguel Vein and Santa Edwiges Vein, which have been past producers in the area. The sulphide veins in the Cusi area have been outlined by diamond drill holes as well as by underground development.

***EXPLORATION***

Since mid 2006, Dia Bras has carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed some 5,900 m in 35 holes. Diamond drilling is carried out by Dia Bras personnel and the core is stored at the project site.

The objective of this program is to explore for near surface polymetallic silver mineralization within the areas of the old underground workings as well as at the La Bamba open pit. These holes are testing and attempting to better outline the areas close to the previously discovered and mined silver and polymetallic sulphide mineralization.

***INDEPENDENT SAMPLING BY SCOTT WILSON RPA***

Scott Wilson RPA collected a total of five (5) samples from an underground opening (Socavon "O"), the La Bamba open pit and diamond drill holes DC-06-30, DC-06-32 and DC-06-42, and sent them to SGS Laboratories in Don Mills, Ontario, for independent assays for silver, gold copper, lead, and zinc.

The Scott Wilson RPA samples confirm the presence of copper, zinc and silver values at essentially the same order of magnitude as the Chemex laboratory assays. The differences are considered to be due to the variability in metal grades between the two halves of the core, or different parts of the channel sampled, and are not cause for concern, in Scott Wilson RPA's view.

***MINERAL RESOURCES AND MINERAL RESERVES***

At the present time there are no mineral resources or mineral reserves, as defined under NI 43-101, estimated for the Cusi Project, because diamond drilling is still in progress.

***MINING AND MILLING ACTIVITIES***

From June 2006 to the present, Dia Bras has been refurbishing old underground workings at the San Miguel, La India and Santa Edwiges mines, in preparation for test mining operations. Mine production from Cusi will be processed at the Nichromex (Malpaso) plant some 38 km from the site.

During the first week of December 2006, Dia Bras has collected a total of 277 truck loads of broken material (approximately 6,350 tonnes) lying at the bottom of the La Bamba open pit and stockpiled them at the Malpaso plant. Dia Bras reports that 254 of the truck loads have been sampled at the Malpaso plant laboratory, and the average head grade is 247.79 g/t Ag, 0.17% Zn, 0.21% Pb and 0.04% Cu.

Scott Wilson RPA did not review the environmental and general permitting aspects of either the Cusi mine concessions or the Nichromex mill. Dia Bras reports that the Nichromex milling operations are in compliance with all applicable environmental

requirements and further reports that it has not received any non-compliance orders from regulators.

***EXPLORATION POTENTIAL***

The Cusi Property area contains several former silver-copper-zinc-lead-gold producers and on-going exploration by Dia Bras has the objective to extend known zones of silver mineralization along strike of the La Bamba open pit as well as the San Miguel Vein, La India Vein and the Santa Edwiges Vein. Recent drilling near the La Bamba open pit area has intersected mineralized zones which are interpreted to be down-dip extensions of mineralization exposed at the open pit. The most prominent of these are:

- 113 g/t Ag over 22.5 m in hole DC06B37
- 981 g/t Ag over one metre in hole DC06B30.

Scott Wilson RPA is of the opinion that these new zones are open along strike and warrant further drill testing.

# 2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) has been retained by Mr. Réjean Gosselin, President of Dia Bras Exploration Inc. (Dia Bras), to prepare an independent Technical Report on the Cusi advanced exploration project (the Cusi Project or Cusi Property), situated some 125 km west-southwest of the city of Chihuahua, the Capital of the State of Chihuahua in Northern Mexico (Figure 2-1). The purpose of this report is to provide our independent assessment of the Cusi Project, which comprises sixty-nine (69) mineral concessions. This Technical Report is conformable to NI 43-101 Standards of Disclosure for Mineral Projects. Scott Wilson RPA visited the property on October 7, 2006.

Dia Bras is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX Venture). The company is involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montréal, an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the City of Chihuahua, and a regional office in Cuauhtémoc, Chihuahua, Mexico. The company's main interests are in polymetallic sulphide, gold and silver properties in Mexico, which are owned and operated by Dia Bras Mexicana S.A. de C.V.

The sixty-nine (69) mineral concessions owned by Dia Bras have 2-year to 48-year terms, expiring in years ranging from 2008 to 2053. The concessions, which cover a total area of more than approximately 7,905 ha, comprise:

- The San Miguel mine property covering an area of approximately 20 ha, including the formerly producing San Miguel underground mine, The La Bamba open pit mine and the 16 ha La Bamba mining concession.

- The La Reyna mine property covering an area of approximately 9.35 ha, including the formerly producing La Reyna Mine.

- The Promontorio mine property covering an area of approximately 8 ha, including the formerly producing Promontorio Mine.

- The Santa Edwiges mine property covering an area of approximately 15 ha, including the formerly producing Santa Edwiges Mine.

- A number of other exploration concessions at early stages of exploration. These consist of sixty-five (65) mineral concessions and are located mostly to the east of the northwest trending Cusi Fault.

For the purpose of simplicity, the mine concessions, as well as the adjacent exploration concessions, are referred to as the Cusi Property. Currently, Dia Bras is carrying out a diamond drilling program on the Cusi area.

For this report Scott Wilson RPA carried out:

- A site visit to the property on October 7, 2006.

- A review of recent drilling results by Dia Bras.

- Independent sampling of the La Bamba open pit and three diamond drill holes (cut core) also from the La Bamba/San Miguel area. Scott Wilson RPA sent these samples for independent assays at SGS laboratories in Don Mills, Ontario.

This report discusses the Cusi mineral concessions, which host a number of structures with Ag-Zn-Pb mineralization. The veins vary in thickness from less than one metre to nine metres, extend more than 300 m along strike, and may extend up to 400 m along the dip of the veins. This report does not discuss the mineral resources of the Cusi Property.

Information for this Technical Report is supplied by Dia Bras. Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo., Consulting Geologist with Scott Wilson RPA, visited the Cusi Property on October 7, 2006. He visited the La Bamba open pit, and underground workings where Dia Bras is refurbishing the old working in preparation for test mining. He also reviewed field practices used by Dia Bras staff. Mr. Agnerian is the Qualified Person for this report. The cut-off date for the results from the current diamond drilling is October 31, 2006.

This report is prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101) of the Ontario Securities Commission (OSC) and the Canadian Securities Administrators (CSA).

In preparation of this report, Mr. Agnerian reviewed technical documents, reports and other sources of information as listed at the end of this report. Mr. Agnerian also held discussions with Dia Bras staff and other professionals knowledgeable on the project including:

- Mr. Rejean Gosselin, President of Dia Bras Exploration Inc.
- Mr. André St. Michel, President, Dia Bras Mexicana S.A. de C.V.
- Ing. Luis M. Medrano Hurtado, Director of Operations
- Ing. Luis Carlos Chavez, Project Manager
- Ing. Luis Carlos Payan, Project Geologist
- Mr. André Ciesielski, Ph.D., P. Geo., Internal Consultant with Dia Bras.

For this report, Scott Wilson RPA has carried out some independent sampling of one underground opening along the Socavon "O", La Bamba open pit west of the San Miguel Vein and three diamond drill holes which have tested the down-dip extension of the silver mineralization at the La Bamba open pit. Scott Wilson RPA sent these samples for independent assays at SGS laboratories in Don Mills, Ontario. Scott Wilson RPA has not searched title to the property, and has relied on technical data contained in reports of past exploration, mining and development work and title documents supplied by Dia Bras.

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

A list of abbreviations used in this report and in other technical documents is provided in Table 2-1.

## TABLE 2-1 LIST OF ABBREVIATIONS
**Dia Bras Exploration Inc. – Cusi Project, Mexico**

| | | | |
|---|---|---|---|
| μ | micron | $km^2$ | square kilometres |
| °C | degree Celsius | kPa | kilopascal |
| °F | degree Fahrenheit | kVA | kilovolt-amperes |
| μg | microgram | kW | kilowatt |
| A | Ampere | kWh | kilowatt-hour |
| a | annum | L | litre |
| $m^3/h$ | cubic metres per hour | l/s | litres per second |
| CFM | cubic metres per minute | m | metre |
| bbl | barrels | M | mega (million) |
| Btu | British thermal units | $m^2$ | square metres |
| C$ | Canadian dollars | $m^3$ | cubic metres |
| cal | calorie | min | minute |
| cm | centimetre | masl | metres above sea level |
| $cm^2$ | square centimetres | mm | millimetre |
| d | day | mph | mile per hour |
| dia. | diameter | MVA | megavolt-amperes |
| dmt | dry metric tonne | MW | Megawatt |
| dwt | dead-weight ton | MWh | megawatt-hour |
| ft. | feet | $m^3/h$ | cubic metres per hour |
| ft/s | feet per second | oz/ton | ounces per short ton |
| $ft^2$ | square feet | oz | troy ounce (31.1035g) |
| $ft^3$ | cubic feet | oz/dmt | ounce per dry metric tonne |
| g | gram | ppm | part per million |
| G | giga (billion) | psia | pound per square inch absolute |
| Gal | Imperial gallon | psig | pound per square inch gauge |
| g/l | gram per litre | RL | relative level |
| g/t | gram per tonne | s | second |
| Gpm | Imperial gallons per minute | st | short ton |
| gr/ft3 | grain per cubic foot | stpa | short ton per year |
| gr/m3 | grain per cubic metre | stpd | short ton per day |
| hr | hour | t | metric tonne |
| ha | hectare | tpa | metric tonne per year |
| hp | horsepower | tpd | metric tonne per day |
| in | inch | US$ | United States dollar |
| $in^2$ | square inch | USg | United States gallon |
| J | Joule | USgpm | US gallon per minute |
| K | Kilo (thousand) | V | volt |
| kcal | kilocalorie | w | Watt |
| kg | kilogram | wmt | wet metric tonne |
| km | kilometre | $yd^3$ | cubic yard |
| km/h | kilometre per hour | yr | year |
| % | percent | M$ | Mexican Peso |


109°
107°
105°
103°
31°
29°
27°
United States of America
Legend:
Town
Highway
Railroad
Au & Ag Occurences
N
Cuidad Juarez
Porvenir
San Pedro Corralitos
Villa Ahumada
Nuevo
Casas Grandes
Buenaventura
SONORA
CHIHUAHUA
Dolores
Plomosas
San Carlos
CIUDAD
CHIHUAHUA
Santa Eulalia
Pinos
Altos
Cuauhtémoc
La Junta
CUSI PROJECT
La Perla
Moris
Cusihuiriachic
Bocoyna
Naica
Monterde
Ciudad Camargo
COAHUILA
Palmarejo
Urique
Millonari
Batopilas
Hidalgo del Parral
Jimenez
Reforma
El Sauzal Deposit
San Fco. Del Oro
Liuvia de Oro
Sta. Barbara
Morelos
La Dura
Calabacillas
Nepormuceno
SINALOA
DURANGO
0 25 50 75 100
Metres


United States of America
Chihuahua
Gulf of Mexico
Mexico
Pacific Ocean
Mexico City
32°
24°
16°
112°
104°
96°
88°

Figure 2-1

**Dia Bras Exploration Inc.**

***Cusi Project***

*State of Chihuahua, Mexico*

**Location Map**

*December 2006*

# 3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for Dia Bras Exploration Inc. (Dia Bras). The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information supplied by Dia Bras and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Dia Bras. Scott Wilson RPA has not researched property title or mineral rights for the Cusi Project and expresses no legal opinion as to the ownership status of the property.

# 4 PROPERTY DESCRIPTION AND LOCATION

A number of Ag-Pb-Zn-Cu deposits are located within the Cusi Property, situated within the municipality of Cusihuiriachic (Table 4-1 and Figure 4-1). The property comprises seventy-two (72) mineral concessions, which cover a total area of approximately 7,905 ha, and have terms ranging from two years to fifty (50) years, expiring in dates ranging from 2008 to 2055.

## LAND TENURE

The Cusi Project includes five groups of mineral concessions. These are:

- Concessions acquired from Minera Cusi S.A. de C.V.: Thirty-two (32) concessions.
- Concessions acquired from Sr. Manuel Holguín Aragonez: Thirty-five (35) concessions.
- Concessions acquired from Minera Homero SA. De C.V. and Pershimco Resources: Two (2) concessions.
- Concessions acquired from Sr. Héctor Sánchez Villalobos: Two (2) concessions.
- One concession acquired from Sra. Cristina Aldana:

They include mining (exploitation) properties such as the La India, San Miguel, La Bamba, La Reyna and Promontorio properties, including two fractional concessions. Work credits are sufficient to keep the concessions to dates ranging from July 1, 2008 to June 30, 2055.

**TABLE 4-1 MINERAL CONCESSIONS LIST**
**Dia Bras Exploration Inc. – Cusi Project, Mexico**

| Project Area | Concession | | | Location | Title No. | Area (ha) | Expiry Date |
|---|---|---|---|---|---|---|---|
| | Held by | Name | Type | | | | |
| Norte | E. Rascón S. | San Juan | Exploration | Cusihuiriachic | 218657 | 12.35 | 12/2/2008 |
| Norte | E. Rascón S. | San Juan Frac. A | Exploration | Cusihuiriachic | 218658 | 0.17 | 12/2/2008 |
| Norte | E. Rascón S. | San Juan Frac. B | Exploration | Cusihuiriachic | 218659 | 0.15 | 12/2/2008 |
| Norte | E. Rascón S. | Norma | Exploration | Cusihuiriachic | 218851 | 12.30 | 1/21/2053 |
| Norte | E. Rascón S. | Norma 2 | Exploration | Cusihuiriachic | 219283 | 1.75 | 2/24/2053 |
| Norte | E. Rascón S. | CIMA | Exploration | Cusihuiriachic | 217231 | 9.96 | 7/1/2052 |
| La Reina | M. Holguin A. | Alma III | TCM | Buenos Aires | 227652 | 95.71 | 7/27/2056 |
| La Reina | M. Holguin A. | Alma IV | TCM | Buenos Aires | 227653 | 90.45 | 7/27/2056 |
| La Reina | M. Holguin A. | La Reyna | TCM | Buenos Aires | 228051 | 100.00 | 9/28/2056 |
| La Reina | M. Holguin A. | La Reyna I | TCM | Buenos Aires | 227660 | 100.00 | 7/27/2056 |
| La Reina | M. Holguin A. | La Reyna II | TCM | Buenos Aires | 227659 | 99.35 | 7/27/2056 |
| Norte | M. Holguin A. | Base 1 | TCM | Cusihuiriachic | 227657 | 3.96 | 7/27/2056 |
| Norte | M. Holguin A. | San Miguel V | TCM | Cusihuiriachic | 227984 | 6.53 | 9/28/2056 |
| Central | M. Holguin A. | Santa Rita | Pending | Cusihuiriachic | E-16/34624 | 10.00 | In effect |
| Central | M. Holguin A. | Sta Rita F.1 | Pending | Cusihuiriachic | E-16/34624 | 18.00 | In effect |
| Central | M. Holguin A. | Sta Rita F.2 | Pending | Cusihuiriachic | E-16/34624 | 9.00 | In effect |
| Central | M. Holguin A. | Sayra I | Pending | Cusihuiriachic | E-16/34623 | 7.22 | In effect |
| East | M. Holguin A. | San Miguel | Pending | Cusihuiriachic | E-16/33730 | 93.38 | In effect |
| East | M. Holguin A. | San Miguel I | Pending | Cusihuiriachic | E-16/33731 | 96.98 | In effect |
| East | M. Holguin A. | San Miguel II | TCM | Cusihuiriachic | 227363 | 100.00 | 6/13/2056 |
| East | M. Holguin A. | San Miguel III | TCM | Cusihuiriachic | 227364 | 100.00 | 6/13/2056 |
| East | M. Holguin A. | San Miguel IV | TCM | Cusihuiriachic | 2274485 | 96.99 | 6/26/2056 |
| Norte | M. Holguin A. | San Miguel VI | TCM | Cusihuiriachic | 228058 | 98.95 | 9/28/2056 |
| Sur | M. Holguin A. | San Miguel VII | Pending | Cusihuiriachic | E-16/34640 | 51.43 | In effect |
| Sur | M. Holguin A. | Sayra | TCM | Cusihuiriachic | 227365 | 16.00 | 6/13/2056 |
| La Reina | M. Holguin A. | Alma | TCM | Buenos Aires | 227650 | 100.00 | 7/27/2056 |
| La Reina | M. Holguin A. | Alma I | TCM | Buenos Aires | 226816 | 100.00 | 3/9/2056 |
| La Reina | M. Holguin A. | Alma II | TCM | Buenos Aires | 227651 | 90.00 | 7/27/2056 |
| La Reina | M. Holguin A. | Manuel | TCM | Buenos Aires | 227360 | 100.00 | 6/13/2056 |
| Central | J. Caro Portillo | La Soledad No.2 | Mining | Cusihuiriachic | 186686 | 5.26 | 5/10/2040 |
| La Reina | C. Aldana | Reyna | Mining | Buenos Aires | 226031 | 9.35 | 11/14/2055 |
| Norte | C. Molina S. | Base | TCM | Cusihuiriachic | 217584 | 23.81 | 8/5/2008 |
| Central | J.V. Medrano H. | Flor de Mayo | TCM | Cusihuiriachic | 224700 | 14.41 | 6/30/2055 |
| Central | M. Holguin A. | San Bartolo | Mining | Cusihuiriachic | 150395 | 6.00 | 9/29/2018 |
| La Reina | Miriam Weber H. | Alma | TCM | Buenos Aires | 227982 | 80.46 | 9/25/2056 |
| Sur | Minera Homero | San Miguel | Mining | Cusihuiriachic | 172015 | 20.00 | 9/21/2008 |
| Sur | Minera Homero | La Bamba | Mining | Cusihuiriachic | 172240 | 16.00 | 10/26/2008 |
| Sur | H. Sanchez V. | Marisa | TCM | Cusihuiriachic | 220146 | 5.08 | 6/16/2009 |
| Sur | H. Sanchez V | La India | Mining | Cusihuiriachic | 150569 | 16.00 | 10/27/2018 |
| Sur | Dia Bras Mexicana | DBM_CUSI | Pending | Buenos Aires | E-16/3466 | 4,955.52 | In effect |
| Sur | Minera Cusi | Nueva Recompensa | Mining | Cusihuiriachic | 195371 | 21.00 | 9/13/2042 |
| Sur | Minera Cusi | Monterrey | Mining | Cusihuiriachic | 183820 | 5.43 | 11/21/2038 |
| Central | Minera Cusi | Nueva Santa Marina | Mining | Cusihuiriachic | 182002 | 16.00 | 4/9/2038 |
| Central | Minera Cusi | San Ignacio | Mining | Cusihuiriachic | 165662 | 3.00 | 11/29/2029 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Central | Minera Cusi [1] | Promontorio | Mining | Cusihuiriachic | 163582 | 8.00 | 10/29/2029 |
| Central | Minera Cusi [2] | La Perla | Mining | Cusihuiriachic | 165968 | 15.00 | 12/12/2029 |
| Central | Minera Cusi | La Perlita | Mining | Cusihuiriachic | 163565 | 10.00 | 10/9/2028 |
| Central | Minera Cusi [3] | Los Tajos | Mining | Cusihuiriachic | 182508 | 10.11 | 7/17/2038 |
| Norte | Minera Cusi | Luis | Mining | Cusihuiriachic | 194225 | 3.19 | 12/18/2041 |
| Central | Minera Cusi | La Consolidada | Mining | Cusihuiriachic | 165102 | 22.00 | 8/22/2029 |
| Sur | Minera Cusi | La Doble Eufemia | Mining | Cusihuiriachic | 188814 | 9.00 | 11/28/2040 |
| Central | Minera Cusi | La Gloria | Mining | Cusihuiriachic | 179400 | 10.00 | 12/8/2036 |
| Sur | Minera Cusi | La Indita | Mining | Cusihuiriachic | 212891 | 9.90 | 2/12/2049 |
| Central | Minera Cusi | La Suerte | Mining | Cusihuiriachic | 216711 | 10.54 | 5/27/2052 |
| Central | Minera Cusi | El Hueco | Mining | Cusihuiriachic | 172321 | 1.84 | 11/23/2033 |
| Norte | Minera Cusi | El Presidente | Mining | Cusihuiriachic | 209802 | 8.16 | 8/8/2049 |
| Central | Minera Cusi | El Salvador | Mining | Cusihuiriachic | 190493 | 7.74 | 4/28/2041 |
| Sur | Minera Cusi | Cusihuiriachic Dos | Mining | Cusihuiriachic | 220576 | 87.67 | 8/27/2053 |
| Central | Minera Cusi | La Bufa Chiquita | Mining | Cusihuiriachic | 220575 | 3.60 | 8/27/2053 |
| Central | Minera Cusi | Cusihuiriachic | Mining | Cusihuiriachic | 184860 | 472.26 | 8/27/2053 |
| Central | Minera Cusi | Aguila | Mining | Cusihuiriachic | 216262 | 4.27 | 8/22/2052 |
| Central | Minera Cusi | Año Nuevo | Mining | Cusihuiriachic | 192908 | 12.00 | 12/18/2041 |
| Sur | Minera Cusi | Ampl. A Nueva Josefina | Mining | Cusihuiriachic | 177597 | 18.24 | 3/31/2036 |
| Central | Minera Cusi | El Milagro | Mining | Cusihuiriachic | 166580 | 26.83 | 6/26/2030 |
| Central | Minera Cusi | Los Pelones | Mining | Cusihuiriachic | 166981 | 16.30 | 8/4/2030 |
| Central | Minera Cusi | La Ilusión | Mining | Cusihuiriachic | 166611 | 6.00 | 6/26/2030 |
| Sur | Minera Cusi | La Hermana de la India | Mining | Cusihuiriachic | 180030 | 13.41 | 3/22/2037 |
| Central | Minera Cusi | La Rumorosa | Mining | Cusihuiriachic | 166612 | 20.00 | 6/26/2030 |
| Sur | Minera Cusi | La Nueva Josefina | Mining | Cusihuiriachic | 181221 | 10.00 | 9/10/2037 |
| Sur | Minera Cusi | Mina Vieja | Mining | Cusihuiriachic | 165742 | 8.25 | 12/10/2029 |
| Norte | Minera Cusi | Margarita | Mining | Cusihuiriachic | 165969 | 14.00 | 12/12/2029 |
| La Reina | Minera Cusi | Buenos Aires Uno | Mining | Cusihuiriachic | 186467 | 250.00 | 4/1/2015 |
| **Total** | | | | | | **7,905.96** | |

Source: Agreements between Manuel Holguin Aragonez and Dia Bras (July 30, 2006), between Héctor Sanchez Dia Bras (May 2, 2006) and between Dia Bras and Minera Cusi (Medrano, 2006)

Notes:
1. Concession held by Minera Cusi on behalf of Emilia Rico Vda. De Revilla (50%) and Maria de Jesus Enriquez de Saenz, executor of Jesus Saenz Dozal (50%).
2. Concession held by Minera Cusi on behalf of Joaquin Tinoco (1.39%) and Patricio Perez Dominguez (98.61%).
3. Concession held by Minera Cusi on behalf of Enrique Medrano Gomez.

Scott Wilson RPA understands that since the old La India Mine, San Miguel Mine, La Bamba open pit and Santa Edwiges Mine operations were being worked before the current (1988) environmental legislation in Mexico, no environmental liabilities are attached to the present properties.

## PERSHIMCO AGREEMENT

On May 31, 2006, Dia Bras entered into an Option to Purchase Agreement with Pershimco Resources Inc. (Pershimco) on the one hand, and with Minero Metalúrgica San Miguel, S. de R.L. de C.V. (San Miguel) on the other hand, to earn a 70% interest in the San Miguel and La Bamba concessions (Dia Bras 2006a). To earn an initial 50% interest, Dia Bras and Pershimco agreed to a non-refundable cash payment of US$200,000 to the property holder. The terms of the agreement also included that:

- Within 45 days of the agreement, Dia Bras would invest in Pershimco, as Private Placement, in the sum of C$340,000 (850,000 Pershimco shares at C$0.40 plus 850,000 warrants of Pershimco.
- Dia Bras must carry out exploration on the property in the amount of US$1.5 million within twelve months of the date of the agreement.
- Dia Bras could earn a further 20% interest in the property by carrying out exploration in the amount of US$2.5 million, within thirty (30) months of the date of the agreement.

The San Miguel Mine has four levels (100, 200, 300 and 500) of which the first three are accessible at the present time.

## MAY 2006 HOLGUÍN AGREEMENT

On May 30, 2006, Dia Bras entered into an Option to Purchase Agreement with Manuel Holguín Aragonez (Holguín) to earn a 100% interest in thirty-three (33) mineral concessions and two fractions of concessions, which includes the San Miguel, San Juan, Alma, La Reyna, Sayra, Manuel Base, Norma, Santa Rita, San Bartolo and CIMA concessions (Dia Bras 2006b). The agreement included the acquisition of mineral rights (Contrato Cesión de Derechos y Promesa de Cesión de Derechos). To earn its interest, Dia Bras agreed to a cash payment schedule with Holguín totalling US$740,000, as follows:

- US$100,000 to be paid on the agreement date (paid).
- US$240,000 to be paid on the date that the agreement is ratified by a notary public (paid).
- US$200,000 to be paid for the mining rights on the San Bartolo Concession on the date that the agreement is ratified by a notary public (paid).

## SANCHEZ & SAENZ AGREEMENT

On May 2, 2006, Dia Bras entered into a Purchase Agreement with Sr. Hector Sanchez Villalobos and Sra. Carmen Saenz Rodriguez (Sanchez & Saenz) to earn a 100% interest in the La India and Marisa concessions. La India is an Exploitation (Mining) Concession, which includes an old silver mine, and Larisa is an Exploration Concession (Dia Bras 2006c). Dia Bras agreed to a cash payment schedule with the property holders totalling US$100,000, as follows:

- US$50,000 to be paid on the agreement date (paid).
- US$50,000 to be paid on the date that the agreement is ratified by a notary public (paid).
- Issue 200,000 shares in the capital of Dia Bras to the vendors Sanchez & Saenz.

The agreement is also subject to a 1.5% NSR royalty from production on the two concessions. This NSR royalty may be purchased at any time for US$1 million (Dia Bras, 2006c).

## MINERA CUSI AGREEMENT

On August 16, 2006, Dia Bras entered into an Option to Purchase Agreement with Minera Cusi, S.A. de C.V. (Minera Cusi) to earn a 100% interest in thirty-two (32) mineral concessions (Dia Bras 2006d). Dia Bras agreed to a cash payment schedule with the property holders totalling US$5 million, as follows:

- US$200,000 to be paid on the agreement date (paid).
- US$800,000 to be paid on the date that the agreement is ratified by a notary public (paid).
- US$2 million due on August 16, 2007, the first anniversary of the agreement date.
- US$2 million due on August 16, 2007, the second anniversary of the agreement date.

The agreement is also subject to a sliding scale NSR royalty from production on the two concessions, as follows:

- 2% NSR royalty when the silver price is **less** than US$11.00 per ounce.
- 3% NSR royalty when the silver price is **more** than US$11.00 per ounce.

## SAN MIGUEL AGREEMENT

On July 17, 2006, Dia Bras entered into an Option to Purchase Agreement with Mínero Metalúrgica San Miguel, S. de R.L. de C.V. (a subsidiary of Pershimco) and Minera Homero, S.A. de C.V. (together, San Miguel) to earn a 50% interest in the San Miguel and La Bamba concessions, which host two old silver producers. To earn the 50% interest, Dia Bras agreed to make cash payment of US$200,000 and spend US$1.5 million on exploration on the property (Dia Bras 2006e). Dia Bras also has an option to acquire an additional 20% interest in the two concessions subject to terms, as follows:

- Further expenditures of US$2.5 million within a thirty (30) month period effective May 31, 2006.
- Production of at least 10,000 tonnes of material from the two mines must be extracted and treated at the Malpaso plant.
- San Miguel will be entitled to 30% of revenue from the sale of the concentrate produced at the Malpaso plant, subject to Dia Bras earn-in requirements.
- Upon completion of the above terms, San Miguel and Dia Bras may forma joint venture, at which time San Miguel must contribute 30% of investment and production costs.

The above agreement is also subject to a 2% NSR royalty, and Dia Bras may acquire 1% NSR royalty by paying to San Miguel a total amount of US$1 million.

## OCTOBER 2006 HOLGUÍN AGREEMENT

On October 12, 2006, Dia Bras entered into an Option to Purchase Agreement with Manuel Holguín Aragonez (Holguín) to earn a 100% interest in the San Bartolo mineral concession (Dia Bras 2006b). The agreement included the acquisition of mineral rights (Contrato Cesión de Derechos y Promesa de Cesión de Derechos). To earn its interest, Dia Bras agreed to a cash payment schedule with Holguín totalling US$70,000 (paid). The agreement also is subject to a 1.5% NSR royalty, which can be purchased at any time for U$1 million.

In summary, the status of option payments and work commitments, which total approximately US$10 million, regarding the various mineral concessions of the Cusi Project is presented in Table 4-2.

**TABLE 4-2 SUMMARY OF AGREEMENT TERMS**
**Dia Bras Exploration Inc. – Cusi Project, Mexico**

| Agreement | Cash Payments (US$) | | | Work Commitments (US$) | Total (US$) |
|---|---|---|---|---|---|
| | Paid | Pending | Subtotal | | |
| Pershimco | | | | 4,000,000 | 4,000,000 |
| Holguín (May 2006) | 540,000 | 200,000 | 740,000 | | 740,000 |
| Sanchez & Saenz | 50,000 | 50,000 | 100,000 | | 100,000 |
| Minera Cusi | 1,000,000 | 4,000,000 | 5,000,000 | | 5,000,000 |
| San Miguel (1) | 200,000 | | 200,000 | | 200,000 |
| Holguín (Oct 2006) | 70,000 | | 70,000 | | 70,000 |
| **Totals** | 1,860,000 | 4,250,000 | 6,010,000 | 4,000,000 | 10,010,000 |

Source: Medrano, 2006.
Notes:
1. Dia Bras earning 50% interest.
2. For all other agreements Dia Bras is earning 100% interest.

The above concessions are subject to a rental fee of 164 Mexican Pesos/ha (Total approximately M$1.3 million or approximately US$118,000) for the current year to the Government of the State of Chihuahua, as discussed below.

## MEXICAN MINING LAW

Mexican Mining Law requires that the holder of a mineral concession carry out exploration work only upon obtaining a "Titulo de Concesion Minera (TCM)" from the Consejo de Recursos Minerales (CRM). According to the revised Mining Law, a TCM is issued for a period of fifty (50) years, and it may be extended further. The TCM holder is required to pay a fee (Derechos de Minería), present a program and budget for exploration work (Trabajos de Comprobación de Obras) such as geological mapping, geophysical and geochemical surveys, trenching, drilling etc– depending on the size of the licence - and follow-up with technical reports. The licence fees are collected twice a year, in January and July. If a mineral deposit is present or discovered within the TCM, then the property may be converted into a Mining Licence. Annual requirements of fees (in Mexican Pesos) for exploration properties as well as for Mining Licences are presented in Tables 4-3 and 4-4 below (CRM, 2004).

## TABLE 4-3 ANNUAL FEES FOR EXPLORATION LICENCES IN MEXICO (APRIL 2004)
### Dia Bras Exploration Inc. – Cusi Project, Mexico

| Surface Area (ha) | Fixed Annual Fees (Mexican Pesos M$) | Additional Annual Fees per hectare (M$/ha) First Period | Second to Fourth Period | Fifth & Sixth Periods |
|---|---|---|---|---|
| Up to 30 | 0 | 7.93 | 31.72 | 47.57 |
| 30 to 100 | 0 | 15.86 | 63.43 | 95.15 |
| 100 to 500 | 792.90 | 31.72 | 95.15 | 190.30 |
| 500 to 1,000 | 2,378.70 | 29.34 | 90.39 | 190.30 |
| 1,000 to 5,000 | 4,757.40 | 26.96 | 87.22 | 190.30 |
| 5,000 to 50,000 | 16,650.90 | 24.58 | 84.05 | 190.30 |
| >50,000 | 158,580.00 | 22.20 | 79.29 | 190.30 |

Source: Diario Oficial de la Federación Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, December 24, 2004, and Medrano, 2006.

## TABLE 4-4 ANNUAL FEES FOR MINING PROPERTIES IN MEXICO (APRIL 2004)
### Dia Bras Exploration Inc. – Cusi Project, Mexico

| Surface Area (ha) | Fixed Annual Fees (Mexican Pesos (M$) | Additional Annual Fees per hectare (M$/ha) |
|---|---|---|
| Up to 30 | 0 | 47.57 |
| 30 to 100 | 0 | 95.15 |
| 100 to 500 | 792.90 | 190.30 |
| 500 to 1,000 | 2,378.70 | 380.59 |
| 1,000 to 5,000 | 4,757.40 | 761.18 |
| >5,000 | 16,650.90 | 1,522.37 |

Source: Diario Oficial de la Federación, Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, December 24, 2004, and Medrano, 2006.


Legend:
Dia Bras Properties
Dia Bras Mexicana
Concessions aquired from:
Minera Cusi
Manuel Holguin
Hector Sanchez
Minera Homero / Pershimco
Other Properties
Old Properties
N
0 0.5 1.0 1.5 2.0 2.5
Kilometres
3'130,000 N
3'125,000 N
3'120,000 N
3'115,000 N
320,000 E
325,000 E
330,000 E
Cusi DBM
Exp.- 16/34664
Buenos Aires Uno
T.- 186467
December 2006
Source: Dia Bras Exploration Inc., 2006.

Figure 4-1

**Dia Bras Exploration Inc.**

***Cusi Project***

*State of Chihuahua, Mexico*

**Property Map**

# 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

## ACCESS

Access to the Cusi Property is by paved road, approximately 105 km from Chihuahua to Cuauhtémoc via Federal Highway No. 16, then 22 km by paved road, and then approximately 8 km by all-season gravel roads to the Village of Cusihuiriachic, which is located within the property. The total road distance from Chihuahua is approximately 135 km.

## TOPOGRAPHY

Elevations of the Cusi Property range from 1,950 m to 2,460 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 50 m to 500 m. The main topographic features are the Bufa and Bufita hills, and the Cusi Fault which coincides with the Cusi River. Vegetation cover is present throughout the area.

Outcrops are common in the area and occur along road cuts and creeks. Overburden thickness ranges from one metre to three metres with an average thickness of approximately 1.5 m. Overburden consists of unconsolidated conglomerate with pebbles and boulders of volcanic rocks in a matrix of sand and minor clay. A layer of recent volcanic ash may also comprise part of the overburden.

## CLIMATE

The climate in western Chihuahua is semi-arid with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of

precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year. In the past, the mines in the Cusi area have operated year round and were not normally affected by the typical seasonal climatic variations.

## INFRASTRUCTURE

Electrical power for the site is provided by on-site diesel generators. The village of Cusihuiriachic is connected to the Mexican national electrical power grid system. Dia Bras is planning to obtain electric power from that grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

There are a number of small towns and villages around the Cusi Property, including the village of Cusihuiriachic, which is located within the property, with a population of approximately 100 people, Santa Rita, El Mortero and La Lagunita de San Barnabé (Figure 5-1). Transportation to the Cusi site is by private vehicles and company vehicles.

Mexico in general has a well developed infrastructure of communications, roads, airports, and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labour.

The City of Cuauhtémoc, the largest town in the area, is situated some 22 km north of the Cusi Property, and is an agro-industrial town. Infrastructure support and availability of trained miners proximal to the various concessions is limited, but is available at Cuauhtémoc and Chihuahua. Numerous towns and villages are located throughout the area and are used as a local base for exploration activities on the various concessions.

The land around the Cusi Property is used for agriculture. The villages in the area use the land to raise cattle, and to grow crops. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.


Cusi Property
CUSIHUIRIACHIC
(Cab. Mpal)
Real de Arriba
Real de Abajo
Buenos Aires
El Paraje
La Reina
La Manga
Las Huertas
El Mortero
Santa Rita
San Bernabe
La Lagunita de San Bernabe
La Cantera
Charco Azul
Los Estrada
El Ingeniero (Tierras negras)
Laguna Los Pastores (Tierras negras)
El Coyote (La Viuda)
El Alto
Ojo de Agua
Colonia Cusihuiriachi
Rancho de González
Oaxaca
El Horizonte
Huizochi
Las Marias
El Tarais
El Tule
El Saucito
El Porvenir
La Esperanza
El Aserradero
El Forestal
El Ojito de Mirpillas
El Japón
El Puerto
Mastranzo
La Capilla de los Remedios
El Tascate
El Papalote
Buenavista
El Ranchito
Ojos Azules (La Maquina)
El Álamo
To Valentin Gómez Farias
To Cuauhtémoc
To San Francisco de Borja
To Agua Caliente
To Ejido Providencia
To Carichic
28° 20′
28° 10′
28° 00′
106° 30′
106° 20′
106° 10′
N
Source: Dia Bras Exploration Inc., 2006.
December 2006

Figure 5-1
Dia Bras Exploration Inc.
*Cusi Project*
*State of Chihuahua, Mexico*
Infrastructure Map

# 6 HISTORY

Historic mining, prospecting and exploration for silver and polymetallic Zn-Pb-Cu-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the Cusi Property, this belt comprises the Abasolo Mineral District. At least nine mineralized structures of vein/stockwork and brecciated zones, each ranging from 500 m to 2,000 m in length, and in places up 50 m wide, were exploited by previous operators (Intierra Resource Intelligence, 2006).

During the Spanish colonial period in the late 1600s, high-grade silver ore was extracted from the Abasolo Mining District. Cusihuiriachic is the most important and oldest camp in this district. Mineralization was first discovered in 1666 and sporadic mining continued until the early 1940s.

During the late 1800s and up to the early 1900s, the silver veins in the area were developed by underground mining methods. In 1912, part of the present property was purchased by the Cusi Mexicana Mining Company from the Helena Mining Company, and equipment was purchased to operate the mines, but the new American owners were driven out by Generalisimo Pancho Villa and the mines remained idle (Ayres, 1987, Emmons, 1920, Ferris, 1921, Joralemon, 1921, Pearce, 1905, Prescott, 1921, Pringle, 1907, Swart, 1929 and 1928). Subsequently, several shafts and tunnels were developed primarily by American and British mining companies (Fink, 1921). Except for metallurgical testing in 1966 and a small scale (100 tpd) mining in the Cusi Valley in 1975, the Cusi area has been dormant since the closure of the mine in 1942 (Konkin, 1997).

In 1975, Slocan Development Corp. (Slocan) considered acquiring the property, and planned producing ore by dewatering the old workings at the San Miguel, Porvenir Mine, (also known as Nueva Josefina Mine) Promontorio Mine, San Juan Mine and Abundancia Vein and carried out mineralogical studies (Bryant 1975 and Chisholm, 1975).

During the 1980s, Minera Cusi conducted surface and underground geochemical studies, minor underground development and limited mining (Clark and Castañeda, 1989 and Clark, 1988). In 1982, Consejo de Recursos Minerales (CRM) estimated the total resources of the San Julian deposit (in the Cusi area) to be in the order of 421,000 tonnes at an average grade of approximately 58.2 g/t Ag and 6.98% Pb (De le Fuente, 1982a and 1982b).

In 1990, one inclined diamond drill hole (-60°) was drilled from the portal dump pile of the Tescate adit, and intersected the San Antonio/Santa Marina vein system at approximately 220 m below the San Antonio/Santa Marina open pit. No detailed results, however, were reported for this hole.

During 1995, Pacific Islands Gold optioned the property from Minera Cusi and Mr. Manuel Holguín, and conducted geological mapping, surface and underground chip sampling throughout the property, and completed a small program of reverse circulation (RC) drilling along the San Miguel vein system (Day, 2001). Results, however, are not available.

In January 1996, Silver Standard Resources Inc. (Silver Standard) entered into a joint venture agreement with Pacific Islands Gold and planned to carry out exploration. No record of work, however, is known for this period.

To date some 120 million ounces of silver is reported to have been produced from the general Cusi area (Konkin, 1997) and approximately 263 tonnes (8.5 million ounces) of silver from the Cusi Project area (Table 6-1).

**TABLE 6-1 HISTORICAL PRODUCTION**
**Dia Bras Exploration – Cusi Project, Mexico**

| Year | Tonnes | Production (kg; average grade) | | | | |
|---|---|---|---|---|---|---|
| | | Au | Ag | Cu | Pb | Zn |
| | | Kg; g/t Au | Kg; g/t Ag | Kg; % Cu | Kg; % Pb | Kg; % Zn |
| 1924 | 17,677 | | 15,400; 871 | 27,574; 0.15 | 27,547; 0.16 | |
| 1925 | 20,866 | | 16,171; 775 | | | |
| 1926 | 8,160 | | 3,355; 411 | | | |
| 1927 | 49,693 | 35; 0.70 | 32,147; 647 | 113,980; 0.23 | 2,252,872; 4.53 | |
| 1928 | 81,974 | 26; 0.32 | 47,465; 579 | 172,777; 0.21 | 4,086,452; 4.99 | 3,064,227; 3.74 |
| 1929 | 117,680 | 26; 0.22 | 36,870; 313 | 111,516; 0.09 | 2,263,611; 1.92 | 1,646,644; 1.40 |
| 1930 | 106,862 | 63; 0.59 | 49,025; 459 | 145,305; 0.14 | 2,657,209; 2.49 | |
| 1931 | 44,190 | 44; 1.00 | 30,175; 683 | 48,155; 0.11 | 724,814; 1.64 | |
| 1936 | 48,875 | 26; 0.53 | 22,074; 452 | 55480; 0.11 | 837,016; 1.71 | |
| 1938 | 3,389 | 20; 5.90 | 4,142; 1,222 | 7,651; 0.23 | 418,955; 12.36 | |
| 1940 | 1,392 | 32; 22.99 | 3,374; 2,424 | 2,987; 0.21 | 142,960; 10.27 | |
| 1941 | 1,468 | - | 2,059; 1,402 | 52,380; 3.57 | 57,705; 3.93 | |
| 1942 | 1,822 | 8; 4.39 | 1,203; 660 | 19,520; 1.07 | 195,062; 10.71 | |
| **Total** | **504,048** | **280** | **263,460** | **757,325** | **13,664,203** | **4,710,871** |
| | **Average** | **0.555** | **523** | **0.16** | **2.88** | **2.36** |

Source: Chávez, 1970.

# 7 GEOLOGICAL SETTING

## REGIONAL GEOLOGY

The Cusi Property is situated within the Abasolo Mining District, which is within a major north-northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in Northwestern Mexico (Figure 7-1). The area is underlain by a two kilometre thick sequence of Tertiary volcanic rocks, which overlie Lower Cretaceous limestones and calcareous marine sedimentary rocks. To the west, within the Sierra Madre Occidental Province, Tertiary volcanic rocks and intrusive rocks are common, and are capped by Quaternary basaltic flows. Occasional outcrops of Cretaceous marine sedimentary rocks and volcaniclastic rocks also occur within the Sierra Madre Occidental Province.

The prominent regional structural feature is the northwest trending tectonic axis related to al crustal extension of early Tertiary to recent age. Locally, the northwest trending Basin and Range Faults postdate the Tertiary volcanism, and earlier formed structural trends are related to previous episodes of regional faulting and related volcanic activity (Konkin, 1997).

The geomorphology of western State of Chihuahua consists of three major terranes. A northwest striking mountain chain (Sierra Madre Occidental), 80 km to 100 km wide, parallels the coastline of Baja California along the western margin of the country and hosts numerous base and precious metal deposits and occurrences. To the east, is a 200 km to 300 km wide central valley, which is bounded by another mountain chain (Sierra Madre Oriental) in the eastern part of the State of Chihuahua. Between the two mountain chains, Tertiary, Mesozoic and Palaeozoic rocks are preserved. In the general area of the Bolivar Property, Tertiary and Mesozoic rocks are also present.

The regional geology of the northwestern part of Mexico has been interpreted and discussed in a 1994 publication and a 2004 publication by the Consejo de Recursos Minerales (CRM), of the Mexican Ministry of Mineral Resources (Salinas et al, 2004).

The Abasolo Mining District, which is within a major north-northwest trending Sierra Madre Precious Metals Belt, is underlain by the Lower Cretaceous sedimentary and volcanic rocks of the Urique Group. These rocks are also considered as the "basement rocks" in the area and are overlain by an up to 3 km thick sequence of Upper Cretaceous to Lower Tertiary predominantly intermediate to felsic volcanic rocks of the Lower Volcanic Suite (LVS). The rocks of the LVS are in turn overlain by younger continental rhyolitic and dacitic ignimbrites (up to 1.5 km thick) of the Upper Volcanic Suite (UVS) which are interpreted to be Middle Tertiary in age (Figure 7-1). In general, the rocks in the area trend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies. Most of the mineral occurrences in the area are hosted by the LVS.

From bottom to top, the regional stratigraphy of the Cusi area is recognized, as follows:

- Dacitic to rhyolitic tuff: This unit is 600 m to 800 m thick and contains intercalations of rhyolitic lavas. Most of the Cusi area is covered with this rock type, including the Bufa hill (Liboiron, 2005).

- Rhyolite: This unit is approximately 100 m thick, and includes aphanitic, flow and breccia varieties.

The predominant rock type in the Cusi area is the Bufa ignimbrite, a northwest trending felsic volcanic rock of Early Eocene age (57.8 Ma). To the northeast, the Bufa ignimbrite is in faulted contact with similarly northwest trending felsic to intermediate volcanic rocks of Mid-Eocene age. To the southwest, the Bufa ignimbrite is in contact with Early Miocene (23.7 Ma) subhorizontal polymict conglomerate (Ciesielski, 2006)

A number of lineaments with mineral potential have been recognized within the Abasolo Mining District. These include:

- The major northwest trending Cusi Fault.
- North-northwest trending structures.
- North-northeast trending structures.
- Northeast trending structures.
- East-northeast trending structures.

In general, mineralized zones are situated at or near the intersections of northeast to north-northeast trending structures with the main northwest trending Cusi Fault. The four main areas with past production where presently Dia Bras is carrying out systematic exploration are the Santa Edwiges Mine, San Miguel/La Bamba mines and the La India Mine (Figure 7-2).

Figure 7-1

**Dia Bras Exploration Inc.**

***Cusi Project***

*State of Chihuahua, Mexico*

**Regional Geology**


3'130,000 N
325,000 E
330,000 E
335,000 E
3'125,000 N
3'120,000 N
3'115,000 N
N
PC 1001
LEGEND
Quaternary
Alluvial Material
Ferrugeous Sand
Gravel/Sand
Terciary Neogene
Polymict- Sandy Conglomerate
Paleogene
Andesite-Basalt
Rhyolitic Tuff
Rhyolite
Rhyolitic Tuff
Dacite
Rhyolitic Breccia
Rhyolite
Rhyolitic Tuff
Andesitic Tuff
Dacite to Rhyolitic Tuff
Igneous Intrusive Rocks
Monzonite
0
1000
2000
3000
4000
Metres

***Note: Internal blocks within the perimeter of the Cusi Property have changed.***

*December 2006*

***Source: Dia Bras Exploration Inc., 2006.***


10,000 E
10,200 E
10,400 E
10,600 E
10,800 E
11,000 E
11.200 E
11,400E
11,600 E
11,800 E
9,400 N
9,200 N
9,000 N
8,800 N
8,600 N
8,400 N
8,200 N
8,000 N
7,800 N
7,600 N
7,400 N
7,200 N
7,000 N
N
Santa Edwiges
San Miguel
La Bamba
La India
0 100 200 300 400
Metres

Figure 7-2

**Dia Bras Exploration Inc.**

***Cusi Project***

*State of Chihuahua, Mexico*

**Former Producers**

*December 2006*

***Source: Dia Bras Exploration Inc., 2006.***

## LOCAL GEOLOGY

The Cusi Property is underlain by approximately 750 m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about detailed geology of the area. Regional mapping by the CRM, however, suggest that about 60% to 70% of the area of the properties is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS. These rocks are often intruded by granitic plutons of various sizes. Regional mapping by the CRM also indicates that the Cusi Property is situated within a collapsed caldera (Figure 7-1).

Structural data from outcrops within the Cusi Property, as well as from drill core, indicate that the dominant bedding orientation is the regional northwest striking and gently to moderately northeast dipping units of rhyolitic and dacitic ignimbrite rocks (Figures 7-1 and 7-3).

### *BUFA IGNIMBRITE*

The Bufa ignimbrite is the dominant topographic feature in the Cusi area. It covers an area of approximately 20 $km^2$ with topographic relief in the order of 500 m. The rock is grey to mauve, fine to medium-grained felsic rock with varying textures; the porphyritic variety includes millimetre-scale plagioclase phenocrysts, whereas the fragmental variety includes fragments of millimetre and centimetre-scale lithic angular, subrounded or flattened sedimentary rocks. The matrix of both varieties is "mostly composed of aphanitic plagioclase and silica, locally with glassy texture" (Ciesielski, 2006). Near the northeastern contact with the andesite, the rock is generally pink in colour and is mostly homogeneous.

### *ANDESITE*

The area northeast of the Bufa ignimbrite is underlain by fragmental rocks of andesitic composition. Texturally, these rocks vary from lapilli tuff to agglomerate, with fragments ranging from a few centimetres to several tens of centimetres in size, within a dark green, fine-grained matrix. To date, no significant mineralization has been discovered within the andesite.

### ALTERATION

There are two types of alteration present within the Cusi area. Surficial alteration extends from 1 m to 5 m, and is common in both the Bufa ignimbrite and the andesitic rocks. This is due to the kaolinization of the plagioclase, and the introduction of iron oxides and hydroxides and precipitation of manganese oxide (Ciesielski, 2006).

Zones of hydrothermal alteration are associated with mineralized areas and major fault zones, commonly in or near contact zones between the Bufa ignimbrite and the andesite. This is present due to the kaolinization of the plagioclase in combination with silica dissolution and introduction of iron oxides along fracture planes. Specific areas of hydrothermal alteration are recorded as follows:

- At the La India Mine, a 100m wide, northwest trending zone is characterized by intense leaching.. Recent drill testing in this area indicated moderate silicification at depth (Ciesielski, 2006).
- At the La Bamba open pit some 500 m southwest of the San Miguel shaft, similar kaolinitic alteration and silicification is present as at the La India Mine (Figure 7-4).
- At the Santa Edwiges Mine, silicification is associated with northwest and west-northwest trending veins cut by northwest, north and northeast trending faults (Figure 7-5).

Recent field mapping by Ciesielski (2006) also suggests that several northeast trending shear zones and other structures in the area are coincident to similarly northeast trending gullies. Not all of these gullies, however, are shown on the topographic maps available to date.


Legend:
Rhyolitic Tuff (Tb-Ri)
Vein
Veinlet
Brecciated Rock (Bx)
Fault
Fractured Zone
Silicified Rock
Alteration Contact
Upper Bench
Lower Bench
Arg Argillic Alteration
Sil Silicification
S11=2145.6 Channel Sample with elevation (m)
Trace of Proposed Drill Hole
11,300 E
11,400 E
N
Bx
Bx
Tb Ri Arg
7,700 N
Unconsolidated Material (rubble)
Tb Ri Arg
7,600 N
Tb Ri Arg-Sil
Tb Ri Arg
Tb Ri Arg
Tb Ri Arg-Sil
7,500 N
0
20
40
60
80
Metres

Figure 7-3

**Dia Bras Exploration Inc.**

***Cusi Project***

*Mexico*

**Local Geology**
**La Bamba Open Pit**

*December 2006*

***Source: Dia Bras Exploration Inc., 2006.***

Figure 7-4

**Dia Bras Exploration Inc.**

***Cusi Project***

*State of Chihuahua, Mexico*

**La Bamba Zone**
**Cross Section and Level Plan**

**Generalized Cross Section**


2150m
2100m
2050m
2000m
1950m
Extracted Broken Material
m / g/t Ag
BNO 33
Tunnel

*Source: Dia Bras Exploration Inc., 2006.*

L.R.

**Level Plan**


N
Line of Section
7700N
7600N
0
50m
1130OE
1140OE

*December 2006*


Figure 7-5
Dia Bras Exploration Inc.
Cusi Project
State of Chihuahua, Mexico
Local Geology
Santa Edwiges Mine
Legend:
Vein
Veinlet
Brecciated Rock (Bx)
Fault
Fractured Zone
Silicified Rock
Drill hole trace
Bx Breccia
Sulf Sulphides
Sil Silicification
Sph Sphalerite
Gal Galena
Ja Jarosite
CROSS-CUT 237 N
CRO S-9247 N
CRO S-9256 N
FTE W 9225 N
10,500 E
23-Oct-06
Qtz-sph veinlet
Qtz-ja fractures zone
Irregular qtz-sulf veinlet
Veinlet 5<10
qtz with gal-sph
0.6 m sil Zone
Fractured with veinlets
irregular qtz; 110°/70°
0.6 m sil veinlets
white qtz (waste)
Bx:>0.1m qtz tz sulf
Bx zone: ri sil
0.3 m qtz veinlets
<1 cm 75°/75°
Qtz >30% with separate veinlets
grey to white qtz fractured zone
0.6 m of strong sil, >80°
N
0 5 10 15 20 25
Metres
Source: Dia Bras Exploration Inc., 2006.
December 2006

## TECTONIC SETTING

Tectonic movements accompanied by the extensive volcanism in the Sierra Madre Occidental system during the Late Cretaceous to Tertiary period formed the large volcanic belt in western Mexico (Salinas et al, 2004). Magmatic activity during this period resulted in the formation of the LVS and the UVS series in the Abasolo region. Andesitic to rhyolitic rocks deposited during this volcanic period are related to the base metal and silver mineralization. Ore emplacement is also related to the extensive northeast, northwest and north-trending faults that created large block structures in the Abasolo region. Displacement along these faults may be up to 200 m. In general, the faults and fracture zones are coincident, or adjacent to, ridges and gullies in the area.

The area around Cusi has undergone block faulting. Four major sets of faults are recognised. These are:

- Northwest trending faults, such as the Cusi Fault zone along the Cusi River (Figure 7-1).
- East-northeast trending faults, such as the structures at La Bamba and San Miguel Mine.
- Northeast trending faults, such as the structure at San Edwiges Mine.
- North trending faults, such as the San Rafael Fault.

Non mineralized brecciated zones occur near the northeast side of the contact between the Bufa ignimbrite and the andesite. Commonly, these zones are oriented north-northwest, i.e., parallel to the contact, and may be up to 20 m wide and 200 m long (Ciesielski, 2006).

In places, ductile deformation also is present in the region. These occur as mylonitic zones within altered ignimbrite, such as near the top of the Bufita mountain, where "foliation is oriented north-northeast and west-northwest and shows metre scale open and tight folds plunging to the south" (Ciesielski, 2006).

# 8 DEPOSIT TYPES

Silver and base metal deposits in the Abasolo District represent high sulphidation type of structurally controlled epithermal mineralization.

Work carried out to date by Dia Bras and by earlier operators indicates that the Cusi Property and other properties in the area are situated in geologic environments which host epithermal Ag-Pb-Zn deposits, such as the Moris and Ocampo deposits (Salinas et al, 2004). Fine-grained disseminated pyrite is also associated with the rusty zones with abundant fracturing and other sulphide minerals, such as galena, and minor chalcopyrite, sphalerite and sulphosalts. These features suggest that the geologic model is epithermal silver-gold-polymetallic sulphide mineralization associated with pre-existing structures.

Mineralization at epithermal vein systems is commonly characterized by open-space filling textures, and is associated with volcanic related hydrothermal to geothermal systems. Base metal mineralization associated with the silver mineralization in the Cusi area is of lesser importance and economic interest.

# 9 MINERALIZATION

Epithermal silver-gold mineralization in the Cusi district is structurally controlled. Ore grade mineralization is hosted in north, northeast, east-northeast and northwest trending structures. To date, all production has come from these types of structures. Mineralogical (thin section) work has not yet been carried out, but observations in the field show that the alteration assemblage within the altered rocks consists of limonite, hematite, galena, pyrite, minor chalcopyrite and sphalerite. Secondary minerals of copper are occasionally present as malachite staining along fracture planes at the La Bamba open pit and near old adits in the area.

## TYPES OF MINERALIZATION

Hydrothermal mineralization in the Cusi district was episodic and accompanied by structural movement. At the San Miguel Vein, mineralization occurs in two zones, a narrow (0.5 m to 1.0 m wide) zone within a steeply dipping vein with sharp boundaries with the wall rocks, and a more diffuse (and wider, up to 8 m wide) zone of quartz breccia and stockwork. The combined thickness of the vein and quartz breccia-stockwork zone mineralization can be in excess of 10 m. Wall rock alteration often exceeds well beyond the stockwork zone. It is possible that the mineralized zones occupy pre-existing fault structures and extensional openings formed during mineralization. Galena, sphalerite and chalcopyrite are the predominant sulphides, commonly ranging from 5% to 10%, with occasional massive sulphide zones. In general, sulphides are medium to coarse-grained, and are relatively uniformly distributed throughout the higher grade parts of the mineralized zones. The sulphides occur within the felsic to intermediate volcanic rocks, which they replace, a common feature in epithermal vein-type mineralization.

Detailed mineralogical studies are not yet carried out on Cusi samples. Consequently, information on mineral zoning or alteration assemblages is not available at this time. A

brief description of macroscopic features is described by Ciesielski (2006) and discussed above.

## MINERALIZED AREAS

Numerous mineralized veins have been outlined at Cusi (Figure 9-1). In general, these veins are moderately to steeply dipping to the southeast, southwest and north, range from less than half a metre to up to 2 m in thickness, extend 100 m to 200 m along strike and up to 400 m along the dip of the veins.

Currently, there are at least six (6) mineralized veins within the Cusi area. From north to south, these are described below.

### *PROMONTORIO MINE*

Mineralization at Promontorio is related to a northeast trending vein, which is cut by the north trending San Rafael fault and an east trending fracture system.

### *SANTA EDWIGES MINE*

This vein is situated approximately 1 km southeast of Promontorio, near the contact between the Bufa ignimbrite and the overlying andesite. Mineralization is associated with a northeast trending vein, which is <2 m thick, extends approximately 400 m along strike and at least 50 m in the vertical dimension. At the northeastern extremity the vein has been developed as a small open pit, the San Antonio Pit (Figure 9-2). Surface expressions of this vein are outcrops with silver chloride.

### *SAN MIGUEL MINE*

This vein is situated very close (<50m) to the contact between the Bufa ignimbrite and the overlying andesite. Silver mineralization is associated with north-northeast trending and steeply east dipping vein, which is cut by the northwest trending Cusi Fault and east trending faults. It may also be related to the northeast trending Candelaria Fault. The vein is approximately 500 m long, 0.5 m to 1 m thick and extends at least 150 m in the vertical dimension. At its southwestern part the vein has been developed by two levels, 10 m apart, and a shallow shaft (Figure 9-3). Recent diamond drilling results

across this zone include mineralized intersections ranging from 92 g/t Ag over 6 m in hole DC06B26 (Dia Bras 2006f). Surface expressions of this vein are outcrops with silver chloride.

The San Miguel Mine is developed by five levels (100, 200, 250, 300 and 500) of which the first three are currently accessible, and one shaft. Total amount of underground development drifts and cross cuts is approximately 2,370 m. Currently, the mine is undergoing new development and water is being pumped out of flooded areas.

Historical production from the San Miguel Mine is reported to be in the order of 250,000 tonnes at an average grade of 220 g/t Ag and 1% Pb (Liboiron, 2005).

***LA BAMBA OPEN PIT***

Mineralization at La Bamba is interpreted to be the southwestward continuation from the San Miguel Vein. It consists of a narrow north-northeast oriented open pit approximately 110 m long, 30 m deep, and about 5 m wide at the southern end and some 30 m wide at the northern end. Silver mineralization is closely related to brecciated and/or silicified rock (Figure 7-3). It is likely the overall northeastern trend is defined by a number of 0.4 m to 2 m wide en-echelon veins (Figure 9-3). Recent diamond drilling results across this zone include mineralized intersections ranging from 113 g/t Ag over 22.5 m in hole DC06B37 to 981 g/t Ag over 1 m in hole DC06B30 (Dia Bras 2006f). The mineralized veins at San Miguel and La Bamba extend approximately 1 km to the southwest, along the Candelaria Fault. To date, however, this portion of the Candelaria Fault has not been tested by drilling or underground exploration.

***LA INDIA MINE***

Mineralization at La India is related to the north trending San Rafael Fault. This vein extends more than 1 km along strike and at least 100 m in the vertical dimension (Dia Bras, 2006). Limonitic and/or hematitic alteration is commonly associated with subsurface exposures of this vein. No obvious surface expressions, however, are reported for this vein.

***SAN MARINA MINE***

Mineralization at San Marina is related to northeast and east-northeast trending faults. This vein extends 200 m along strike and at least 350 m in the vertical dimension (Dia Bras, 2006). Recent grab sampling of a mineralized lens (100m x 50 m x 24 m) by Pershimco returned values in the order of 1,000 g/t Au, 6% Pb to 8% Pb and 4% Zn to 5% Zn (Liboiron, 2005).


Promontorio
Eduwiges
Buje Summit
S. Miguel
S. Raphael fault
Candelaria fault
500
0
500 m
N

Figure 9-1

**Dia Bras Exploration Inc.**

***Cusi Area***

*State of Chihuahua, Mexico*

**Mineralized Veins**

*December 2006*

***Source: Dia Bras Exploration Inc., 2006.***


Dia Bras Exploration Inc.
Cusi Area
State of Chihuahua, Mexico
Santa Edwiges Mine
Figure 9-2
SAN ANTONIO PIT
2050 Level
2040 Level
Trench
Shaft
N
0 20 40 60 80 100
Metres
9400 N
9300 N
9200 N
9100 N
9000 N
11800 E
11700 E
11600 E
11500 E
11400 E
11300 E
11200 E
11100 E
Source: Dia Bras Exploration Inc., 2006.
December 2006


Figure 9-3
Dia Bras Exploration Inc.
Cusi Property
State of Chihuahua, Mexico
San Miguel Mine
Composite Vertical Longitudinal Section
and Level Plan
Vertical Projection of Mine Workings
Vertical shaft
Raise
Winze
Underground workings
Workings parallel to projection
Workings inferred from old data
Drill hole (completed)
Drill hole (planned)
Underground workings
inaccessible
Approximate trace of drill hole
Level Plan
Vertical shaft
Inclined shaft
Ventilation shaft
Open pit or Trench
Level 2
Level 2.5
Level 3
Tunnel
Underground workings
inaccessible
Road, Trail
Drill hole (completed)
Drill hole (planned)
Drill hole with mineralization
December 2006
Source: Dia Bras Exploration Inc., 2006.
LONGITUDINAL
(Looking Northeast)
La Bamba
Open Pit
San Miguel
Shaft
Level 2
Level 2.5
Level 3
Level 5
LEVEL PLAN


Figure 9-4
Dia Bras Exploration Inc.
Cusi Area
State of Chihuahua, Mexico
La Bamba Open Pit
Legend:
Sample: Width - Ag - Pb - Zn - Cu
(m) (g/t) (%) (%) (%)
Note: High grades samples are in red.
Sample number (last three digits only).
Channel sample
Muck/rubble sample
Survey Point
Recent diamond drill hole
DC06B37
Metres
0 5 10 15 20 25
11,400 E
11,300 E
7,700 N
7,600 N
DCV6B34
DCV6B30
DCV6B32
DCV6B36
DCV6B37
Muck Sample
Channel Sample
Source: Dia Bras Exploration Inc., 2006.
December 2006

# 10 EXPLORATION

Currently, Dia Bras is carrying out a program of refurbishing old underground workings, diamond drilling and sampling. Dia Bras is also carrying out a program of geological mapping and surface lithogeochemical sampling with the objective of detecting new mineralized or alteration zones. To date, Dia Bras has completed some 5,900 m of diamond drilling in thirty-five (35) surface drill holes.

The objective of this program has been to explore for near surface polymetallic silver mineralization within the areas of the old underground workings as well as at the La Bamba open pit. These holes are testing and attempting to better outline the areas close to the previously discovered and mined silver-gold and polymetallic sulphide mineralization.

## SAN MIGUEL

The San Miguel Mine has four levels (100, 200, 300 and 500) of which the first three are accessible at the present time. These three levels, which are within the oxide zone, were mapped and sampled, and a total of 450 samples have been collected by Dia Bras. At the 100 Level, "two adjacent parallel zones (breccia and vein) extending north-south for 170 m, have been identified. At the southern end of the level, the breccia zone ranges from 1.5 m to 4 m in width, seven channel samples were collected along this zone" (Robyn, 2006). Assay results of these seven 3 m long samples ranged from 150 g/t Ag to 880 g/t Ag, and averaged 565.7 g/t Ag or 18.19 oz/ton Ag (Robyn, 2006).

In 2005, prior to the acquisition of the former mining licence by Dia Bras, Ressources Pershimco Inc. (Pershimco) collected twenty-three (23) samples along seven (7) channels spaced ten (10) metres apart, from old underground openings, which were developed along a 4 m to 5.85 m wide structure with silver mineralization. Assay results ranged from 109.7 g/t Ag, 0.1 g/t Au and 0.3% Zn over 25 cm to 610 g/t Ag, 0.2 g/t Au and 0.53% Zn over 50 cm (Liboiron, 2005).

Mineral resources of the San Miguel Mine are reported to consist of oxide and sulphide resources totalling approximately 75,000 tonnes (all categories) at average grade of approximately 241 g/t Ag. Oxide resources are reported to include approximately 27,000 tonnes at an average grade of 230 g/t Ag, and sulphide resources are reported to include approximately 48,000 tonnes at an average grade of 247 g/t Ag. The level plan (Level 100) is shown in Figure 10-1.

Recently, Dia Bras collected channel samples across the San Miguel Vein along various sections on the three levels. Results are shown in Table 10-1.

**TABLE 10-1 UNDERGROUND SAMPLING RESULTS**
**Dia Bras Exploration Inc. – Cusi Project, Mexico**

| Level 100<br>Sample No. | Sample length (m) | Grade (g/t Ag) |
|---|---|---|
| 415982 | 1.6 | 190 |
| 415983 | 1.2 | 270 |
| 59681 | 3.0 | 180 |
| 59682 | 3.0 | 260 |
| 59684 | 3.0 | 250 |
| **Average** | **2.36** | **229** |

| Level 250<br>Sample No. | Sample length (m) | Grade (g/t Ag) |
|---|---|---|
| 59784 | 3.0 | 40 |
| 59785 | 3.0 | 390 |
| 59807 | 1.7 | 200 |
| 59808 | 1.5 | 20 |
| 59809 | 1.8 | 330 |
| 59810 | 1.7 | 330 |
| **Average** | **2.12** | **222** |

| Level 300<br>Sample No. | Sample length (m) | Grade (g/t Ag) |
|---|---|---|
| 59786 | 1.7 | 320 |
| 59787 | 2.2 | 660 |
| 59799 | 1.2 | 300 |
| 59800 | 1.5 | 120 |
| 59796 | 0.9 | 550 |
| 59797 | 0.6 | 200 |
| **Average** | **1.35** | **389** |

Source: Robyn 2006.
Notes:

1. Above average values are weighted averages of the samples at each level, and do not necessarily indicate the average width or grade of the vein.
2. Samples are continuous chip samples along channels.
3. Samples are assayed at Chemex Laboratories, Vancouver, Canada.

To date, Dia Bras has completed approximately 2,200 m in eleven diamond drill holes at San Miguel. These holes were drilled to test mineralized areas which would be easily accessible from the shaft below Level 300. Except for two holes which were terminated at a fault, all holes intersected the targeted mineralized zone. Results are shown in Table 10-2.

**TABLE 10-2 SAN MIGUEL DRILLING RESULTS**
**Dia Bras Exploration Inc. – Cusi Project, Mexico**

| Hole No. | From (m) | To (m) | Interval (m) | g/t Ag | % Pb | % Zn | % Cu |
|---|---|---|---|---|---|---|---|
| DC06B015 | 114.0 | 122.5 | 8.5 | 168 | N/A | N/A | N/A |
| DC06B017 | 121.05 | 122.2 | 1.15 | 809 | 3.3 | 2.5 | 0.7 |
| DC06B018 | 71.0 | 72.0 | 1.0 | 254 | N/A | N/A | N/A |
| DC06B021 | 138.0 | 142.0 | 4.0 | 237 | N/A | N/A | N/A |
| DC06B023 | 56.0 | 57.0 | 1.0 | 26 | 1.0 | 3.9 | N/A |
| DC06B024 | 126.0 | 134.0 | 8.0 | 158 | N/A | N/A | N/A |

Source: Robyn, 2006.
Note: Average grades in the wider intersections in holes DC060B015, DC060B021 and DC060B024 include one to three-metre long higher grade intersections.

## LA BAMBA OPEN PIT

La Bamba is an old open pit 100 m long by 7 m to 25 m wide and 50 m deep. It is located immediately south of San Miguel and is developed in the same structures, which extend for an additional 250 m. Surface mapping indicates those structures may extend for an additional 500 m further south, for a total of 1,000 m (Robyn, 2006).

In addition to the above drilling, Dia Bras collected a 20 kg composite sample of material from the bottom of the walls of the La Bamba open pit. Assay results indicate an average grade of 220 g/t Ag. Dia Bras further reports that 254 truck loads have been sampled at the Malpaso plant laboratory, and the average head grade is 247.79 g/t Ag, 0.17% Zn, 0.21% Pb and 0.04% Cu, as mentioned under the separate section of Mineral Processing and Metallurgical Testing (Dia Bras Press Release, December 12, 2006).



Dia Bras Exploration Inc.
Cusi Property
State of Chihuahua, Mexico
Underground Development
San Miguel Mine Level 100
Figure 10-1
Legend:
Channel sample on wall
Channel sample on floor
Underground Workings outline
Projected Surface Drill Hole
Sample Width Ag Pb Zn Cu
(m) (g/t) (%) (%) (%)
Note: High grade silver samples in red.
Only last three digits of sample numbers shown.
N
0 10 20 30 40 50
Metres
December 2006
7,800 N
7,750 N
7,700 N
7,650 N
7,600 N
11,650 E
11,600 E
11,550 E
11,500 E
11,450 E
11,400 E
11,350 E
11,300 E
S1
S2
S3
S4
S5
S6
S7
S8
S9
S10
S12
S13
CH1
CH2
CH4
CH5
T1
Bno 32
Bno 33
Bno 34
Bno 36
Bno 37
DB06JC005
DB06JC004
BAMBA
BAUX

## LA INDIA

The La India former mine has two levels accessible by an adit and a shaft. Dia Bras collected a total of 166 samples along three veins, with adjacent breccia zones, over a distance of 300 m. "A section from Level 2, comprising nineteen (10) composite channel samples on seven different sections gave an average of 231 g/t Ag along a 40 m strike (length *sic.*) with an average width of 1.87 m" (Robyn, 2006).

Dia Bras reports that "sixteen diamond drill holes totalling 2,832 m were completed in this area. Three holes were collared to test an alteration zone south of the property with no significant results and thirteen to test the depth extension of the veins. Six holes stopped in fault zones or old workings. Seven holes intersected the mineralized structures. The only two holes returned economic values intersected the zone near the mineralized area on level 2" (Robyn, 2006). Table 10-3 shows the results from these two holes.

**TABLE 10-3 LA INDIA DRILLING RESULTS**
**Dia Bras Exploration Inc. – Cusi Project, Mexico**

| Hole No. | From (m) | To (m) | Interval (m) | g/t Ag | % Pb | % Zn | % Cu |
|---|---|---|---|---|---|---|---|
| DC06B001 | 67.0 | 68.4 | 1.4 | 786 | 0.02 | 0.02 | 0.02 |
| DC06B012 | 198.1 | 199.0 | 0.9 | 135 | 0.14 | 0.15 | 0.06 |
| DC06B012 | 199.0 | 200.4 | 1.4 | >10,000 | 1.65 | 0.02 | 3.70 |
| DC06B012 | 200.4 | 200.8 | 0.4 | 44 | 0.34 | 0.52 | 0.84 |
| DC06B012 | 200.8 | 202.0 | 1.2 | 1,795 | .028 | 0.15 | 0.18 |
| DC06B012 | 202.0 | 203.0 | 1.0 | 146 | 0.30 | 0.42 | 0.08 |
| **Average for DC06B012** | | | **4.9** | **>3,355** | **0.65** | **0.20** | **1.14** |

Source: Robyn, 2006.
Note: High grade intersection in holes DC060B012 is not cut.


9700 m
9800 m
9900 m
10000 m
11000 m
2400 m
2350 m
2300 m
2250 m
2200 m
2150 m
2100 m
2050 m
2000 m
1950 m
San Rafael Vein
DC06B 008: -50°
DC06B 012: -55°
Water Table
Zone of clay alteration + iron oxide with veinlets over 29.2 m.
Disseminated sulphides with Ag-Pb over 28.5 m.
EOH=299.0 m
?
Legend:
DC06B08 Diamond drill hole
Postulated fault
0 20 40 60 80 100
Metres

Figure 10-2

**Dia Bras Exploration Inc.**

***Cusi Property***

*State of Chihuahua, Mexico*

**La India Mine**

**Vertical Cross Section 10150 NE**

*December 2006* *Source: Dia Bras Exploration Inc., 2006.*



9600 m
9700 m
9800 m
9900 m
10000 m
10100 m
10200 m
L.R.
2400 m
2300 m
2200 m
2100 m
2000 m
DC06B001
DC06B002
DC06B003
DC06B004
DC06B005
DC06B007
DC06B008
DC06B012
DC06B013
DC06B019
786 g/t Ag / 1m
23.7 Kg/t Ag / 0.5m
Reference Point PL-2 of La India Adit
0 20 40 60 80 100
Metres
Legend:
Pierce point of drill hole (intersected)
Pierce point of drill hole (targeted)
Mineralized zone with < 100 g/t Ag
Projection of underground workings
December 2006
Source: Dia Bras Exploration Inc., 2006.


Figure 10-3

**Dia Bras Exploration Inc.**

***Cusi Area***

*State of Chihuahua, Mexico*

**La India Mine**
**Vertical Longitudinal Section**
**Looking Northeast**

## SANTA EDWIGES

Dia Bras has mapped and sampled the underground workings at this old mine. In total, 457 samples were collected along an access drift of 650 m cutting four mineralized structures ranging in thickness from 1.5 m to 30 m. In addition, approximately 533 m of drilling was completed in five diamond drill holes. Of these, three holes were abandoned in fault zones and two holes intersected two different structures with sulphide mineralization (galena, sphalerite, pyrite and chalcopyrite) associated with hydrothermal alteration and quartz. These structures are known as the Lavenderia Vein and the Tescate Vein (Robyn, 2006). Results of sampling are not yet available.

Figures 10-4 and 10-5 show the mineralized veins of the Santa Edwiges Mine based on earlier results.


Generalized Longitudinal Section
Level Plan
2250m
2200m
2150m
2100m
2050m
2000m
1950m
1900m
1850m
1800m
1750m
1700m
1650m
1600m
1550m
400 S
300 S
200 S
100 S
00
200 S
400 S
600 S
800 S
1000 S
9,800 N
9,700 N
9,600 N
9,500 N
9,400 N
9,300 N
9,200 N
9,100 N
9,000 N
8,900 N
8,800 N
8,700 N
8,600 N
8,500 N
10,900 E
10,800 E
10,700 E
10,600 E
10,500 E
10,400 E
10,300 E
10,200 E
10,100 E
10,000 E
9,600 E
9,700 E
9,800 E
9,900 E
0 50 100 150 200
Metres

December 2006
*Source: Dia Bras Exploration Inc., 2006.*

Figure 10-4

**Dia Bras Exploration Inc.**
***Cusi Property***
*State of Chihuahua, Mexico*
**Santa Edwiges Mine**
**Generalized Longitudinal Section and Level Plan**


Legend:
Channel sample on wall
Channel sample on floor
Underground Workings - Ramp
Underground Workings - Level 1
Underground Workings - Inferior Level
Vein
Sample Width Ag Pb Zn Cu
(m) (g/t) (%) (%) (%)
Note: High grade silver samples in red.
Only last three digits of sample numbers shown.
Source: Dia Bras Exploration Inc., 2006.
Figure 10-5
Dia Bras Exploration Inc.
Cusi Property
State of Chihuahua, Mexico
Santa Edwiges Mine
Underground Development
December 2006
0 10 20 30 40
Metres
N
400 S
600 S
HV37
HV40
HV49
HV50
10,340 N
10,320 N
10,300 N
10,280 N
10,260 N
10,240 N
10,220 N
10,200 N
10,180 N
10,160 N
10,140 N
9,120 N
9,100 N
9,080 N
9,060 N
9,040 N
9,020 N
9,000 N

# 11 DRILLING

From June 2006 to the present, Dia Bras carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling. To date, Dia Bras has completed more than 5,900 m in 35 surface drill holes. Diamond drilling is carried out by Dia Bras personnel. For all the holes, NQ core is recovered and is stored at the Nichromex plant site. All of the holes are inclined holes.

The objective of this program is to confirm earlier results and extend the areas of silver mineralization along strike as well as in the vertical dimension. In particular, at the La Bamba open pit, the objective is to explore for near surface polymetallic silver-sulphide mineralization and assess the potential for bulk mining. Systematic testing of the silver, lead, zinc and copper bearing zones is carried out by diamond drill holes spaced 25 m to 50 m apart. Table 11-1 provides the statistics of drilling.

**TABLE 11-1 STATISTICS OF DIAMOND DRILLING**
**Dia Bras Exploration Inc. – Cusi Project, Mexico**

| Vein | No. of Holes | Amount (m) |
|---|---|---|
| Santa Edwiges | 5 | 533 |
| San Miguel | 11 | 2,172 |
| La Bamba | 3 | 358 |
| La India | 16 | 2,832 |
| **Total** | **35** | **5,895** |

Source: Robyn, 2006.
Note: Data effective as of October 3, 2006.

The procedures used during the diamond drilling programs are as follows:

- Holes are drilled to produce NQ-sized core.
- The collar locations of all drill holes are surveyed and marked in the field with azimuth and inclination of each hole. Scott Wilson RPA notes, however, that control information on the directional deviation (both azimuth and change in inclination) is not recorded for the drill holes. Scott Wilson RPA recommends that a number of measurements be taken per hole, depending on the hole length,

and included in the drill hole data, at a minimum a measurement at the bottom and top of each hole, and for each 50-metre interval down the hole.

- Lithologic logging is done on drill core and geotechnical observations are made by company geologists. This includes:
  - Marking lithologic contacts.
  - Descriptive geology.
  - Recording core angles, core diameter, and percent core recovery record.
  - Calculation of true thickness.
  - Graphic log depicting all down-hole data including assay values.
  - Measurement of Rock Quality Designator (RQD).

All information is recorded on hand written logs and key information is summarized in a digital database.

Dia Bras has an exploration team of Mexican geologists, technicians, and support personnel located at the Cuauhtémoc regional office. This team is directly responsible for the exploration programs within the mineral concessions. Diamond drilling services for the current exploration program is provided by Dia Bras crews. Outside services, particularly for certain geological studies, are contracted to independent consultants as required.

# 12 SAMPLING METHOD AND APPROACH

Materials sampled for regular assays include drill core from surface diamond drill holes and underground sampling. Drill core size is NQ and core recovery at Cusi is generally very good. All samples are collected by, or under the supervision of, a geologist.

The methodology of sampling of the drill core, underground openings or surface material is described below:

- For diamond drill holes, mineralized drill core intervals to be sampled are identified and marked by the geologist. Sample lengths are generally 1 m. Visual indicators of the intervals to be sampled include rusty zones with manganese dioxide, silicified rock and sulphidized/altered zones established for the Cusi area by Dia Bras geologists. Sample intervals are selected based on changes in mineralization style, and are normally extended for two metres into unmineralized rock. Marked sample intervals are split in half using a mechanical splitter. A technician collects a continuous sample of the split core.

- Underground workings that expose mineralized zones are routinely sampled by taking continuous chip samples at waist height, perpendicular to contacts of mineralization. Samples of the back or walls of drifts are taken at a spacing of approximately one-metre along the strike of the mineralization. The complete width of the development drift is sampled and sample lengths may vary depending on the width of the mineralization and changes of geology. Sampling is by a trained technician under the supervision of the Project Manager.

- Materials sampled as part of ongoing exploration activities include rock outcrops and drill core. All samples are taken by or under the supervision of a geologist. Exploration samples of rock outcrops are normally taken as discontinuous chip samples while underground channel samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of silver, gold and base metals for target identification.

The drill hole and underground sampling procedures employed by Dia Bras conform to industry standards, in Scott Wilson RPA's view.

# 13 SAMPLE PREPARATION, ANALYSES AND SECURITY

## SAMPLE PREPARATION AND ASSAYS

Diamond drill core samples are sent to ALS Chemex Laboratories (Chemex) in North Vancouver, BC, for assays. At Chemex, samples are crushed, pulverized, and assayed for copper, zinc, silver and gold (Banda, 2005). Assays are done using different assaying techniques as follows:

- For Au and Ag: using the fire assay technique with an Atomic Absorption (AA) finish.
- For Pb, Zn and Cu: using Induced Coupled Plasma (ICP) method.

The sample preparation and assay protocols are presented in the Appendix. Scott Wilson RPA considers them to be satisfactory and comparable to procedures used at other commercial laboratories in Canada.

Underground samples are assayed at the company's Nichromex (Malpaso) mill site laboratory. Scott Wilson RPA recommends that a separate circuit be set up to treat the underground samples from the Cusi area. The objective of this process is to avoid possible mixing of samples with other samples from the Bolivar test mining project.

Assay results are sent by e-mail as well as hard copy, and results are checked for any discrepancies. Scott Wilson RPA is not aware of any reporting errors.

## ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

The quality assurance procedures and assay protocols are, as follows:

- Samples are handled only by Dia Bras authorized personnel. Samples from the mining operation (underground sampling) and of drill core are sent by the Project Geologist to Chemex.

- All drill core from surface drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded Nichromex plant grounds by authorized personnel. Within 48 hours, the material core intervals (e.g. potentially mineralized intervals) are logged and sampled, and the samples are sent to Chemex.

- Each sample is assigned a unique sample number, using Chemex sample tags, that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and re-sampling if required.

Sample preparation and assays are carried out at Chemex. Scott Wilson RPA notes that the procedures used at this laboratory, including the reagents and apparatus used for the assays, are similar to those used at many commercial laboratories in Canada. In particular, they include:

- Crushing the split sample to 10 mesh and grinding it to 200 mesh.

- Gold assays carried out on 29.2 g (1 assay-ton) sub-samples, including:
  - Cupelling after adding soda at 650° C.
  - Determination of the gold and silver content by gravimetric finish.

- Lead, zinc and copper assays are carried out by the ICP method.

## SAMPLE SECURITY

The procedures for sample security are discussed under assay quality assurance and quality control. Based on our review and discussions with field personnel, Scott Wilson RPA is of the opinion that sample security procedures at the Nichromex plant site are in keeping with industry standards. Scott Wilson RPA is satisfied that custody of the samples is maintained during their transfer from the Nichromex sampling site to the assay laboratory in North Vancouver

## DATA ENTRY

Assay results are sent by Chemex in digital format. Upon receipt of the results, Dia Bras staff classifies them into two groups, namely:

- High-grade samples containing silver in excess of 500 g/t Ag.
- Medium-grade samples containing silver within a range of 100 g/t Ag to 500 g/t Ag.
- Low grade samples containing silver with disseminated sulphides in the range from trace to 100 g/t Ag.

The assay data are then entered into the central database by Dia Bras geologists at the Cuauhtémoc office and a copy is sent to the Chihuahua office. The procedures for further data processing and interpretation are as follows:

- The assay results are transferred onto the cross sections depicting the trace of the drill holes.

- Mineralized intersections are coded as to the grade classification and their stratigraphic location with respect to the veins and/or the mineralized zones within the various structures in the Cusi area.

Data verification is carried out, as discussed in the following section.

# 14 DATA VERIFICATION

## DATA VERIFICATION BY DIA BRAS

During the drilling campaigns data verification and quality control is done by Mr. Jacques Marchand, a Dia Bras internal consultant, who is a Qualified Person in accordance with National Instrument 43-101. The quality and reliability of the data obtained from ongoing programs is reviewed and verified by Mr. Marchand each time there is an update of the drill hole database. Scott Wilson RPA understands that Dia Bras staff geologists also carry out preliminary data verification each time assay results are received from Chemex.

It is Scott Wilson RPA's opinion that Mr. Marchand's methods and procedures are consistent with North American industry standards.

## CHECK ASSAYS

Check assays and Quality Assurance/Quality Control (QA/QC) procedures are followed at the Chemex laboratory. These include routine internal check assays by Chemex, as well as duplicate sampling, by Dia Bras. The Chemex duplicate assay data are presented in Figure 14-1 and the Chemex QC results are presented in Figure 14-2. These results show that:

- The majority of the gold and silver assays of the standards (both high-grade standards as well as low-grade standards) are within one standard deviation ($\pm 1\sigma$) of the mean.

- The copper and zinc assays are within ±10% of the expected values.

The procedures for Quality Assurance/Quality Control (QA/QC) of assays by Dia Bras are presented, as follows:

- Dia Bras geologist inserts duplicate samples routinely after every 20$^{th}$ sample.
- In addition, the laboratory check assays are done after every 10$^{th}$ sample.
- Routinely inserting "blank" samples after every 20$^{th}$ sample.

Scott Wilson RPA has reviewed some of the QA/QC data generated by the Chemex laboratory and by the Dia Bras exploration staff. Scott Wilson RPA is of the opinion that the QA/QC procedures used by Dia Bras personnel are in keeping with industry standards.

**Copper Duplicates: All Assays**


Duplicates Report
Method: ME-ICP41 Analyte: Cu
+/- 10% Precision
Duplicates, Cu, ppm
Originals, Cu, ppm
1000 2000 3000 4000 5000 6000 7000 8000 9000 10000
All Data
DIABRA
CH05061772

**Copper Duplicates: Dia Bras Assays**


Duplicates Report
Method: ME-ICP41 Analyte: Cu
+/- 10% Precision
Duplicates, Cu, ppm
Originals, Cu, ppm
1000 2000 3000 4000 5000 6000 7000 8000 9000 10000
DIABRA
CH05061772

**Zinc Duplicates: All Assays**


Duplicates Report
Method: ME-ICP41 Analyte: Zn
+/- 10% Precision
Duplicates, Zn, ppm
Originals, Zn, ppm
1000 2000 3000 4000 5000 6000 7000 8000 9000 10000
All Data
DIABRA
HE05041445

**Zinc Duplicates: Dia Bras Assays**


Duplicates Report
Method: ME-ICP41 Analyte: Zn
+/- 10% Precision
Duplicates, Zn, ppm
Originals, Zn, ppm
1000 2000 3000 4000 5000 6000 7000 8000 9000 10000
DIABRA
HE05041445

Figure 14-1

**Dia Bras Exploration Inc.**

***Cusi Project***

***State of Chihuahua, Mexico***

**Chemex Check Assays**

*December 2006* *Source: ALS Chemex, 2005.*

**Target: 3.24 g/t Au to 3.74 g/t Au**


Quality Control Report
Standard: OXK35 Method: Au-AA23 Analyte: Au
Au, ppm
3.743
3.499
3.235
All Data
DIABRA
HE05041445

**Target: 0.60 g/t Au to 0.70 g/t Au**


Quality Control Report
Standard: OxE21 Method: Au-AA23 Analyte: Au
Au, ppm
0.707
0.651
0.595
All Data
DIABRA
CH05061773

**Target: 52.2 g/t Ag to 64.3 g/t Ag**


Quality Control Report
Standard: Pb-106 Method: ME-ICP41 Analyte: Ag
Ag, ppm
64.48
58.25
52.03
All Data
DIABRA
HE05041446

**Target: 3.0 g/t Ag to 4.1g/t Ag**


Quality Control Report
Standard: G2000 Method: ME-ICP41 Analyte: Ag
Ag, ppm
4.35
3.59
2.83
All Data
DIABRA
HE05041446

Figure 14-2

**Dia Bras Exploration Inc.**

***Cusi Project***

***State of Chihuahua, Mexico***

**Chemex QC Results**

*December 2006* *Source: ALS Chemex, 2005.*

## INDEPENDENT SAMPLING BY SCOTT WILSON RPA

For this report, Scott Wilson RPA collected a total of 5 samples; 2 samples from an underground opening (Socavon "O"), the La Bamba open pit and 3 samples from diamond drill holes DC-06-30, DC-06-32 and DC-06-42, and sent them to SGS Laboratories in Don Mills, Ontario, for independent assays for silver, gold copper, lead, and zinc. Scott Wilson RPA also had the density determinations carried out on these samples at SGS. The Scott Wilson RPA samples were taken from the remaining half core from two drill holes, and previously marked underground sample locations.

The average density of the three underground samples from the La Bamba open pit and three drill core samples is 2.78 g/cc. Table 14-1 provides the sample description and assay results of independent sampling.

**TABLE 14-1 SCOTT WILSON RPA INDEPENDENT SAMPLING RESULTS**
**Dia Bras Exploration Inc. – Cusi Project, Mexico**

| DDH # | Dia Bras Sample No | Scott Wilson RPA Sample No | From (m) | To (m) | Int (m) | g/t Ag | g/t Au | ppm Pb | ppm Zn | SG |
|---|---|---|---|---|---|---|---|---|---|---|
| | | **71185** | | | **2.5** | **290** | **0.22** | **400** | **1,400** | **2.75** |
| | 606051 | | | | 2.5 | 500 | * | 600 | 310 | |
| | | **71186** | | | **1.5** | **430** | **0.26** | **1,000** | **900** | **2.81** |
| | 606850 | | | | 1.5 | 530 | * | 1,000 | 290 | |
| DC-06-42 | | **71187** | **69.5** | **71.0** | **1.5** | **70** | **0.09** | **400** | **1,500** | **2.67** |
| DC-06-42 | 716881 | | 69.5 | 71.0 | 1.5 | 86 | * | 800 | 1,800 | |
| DC-06-32 | | **71188** | **150.5** | **151.0** | **0.5** | **<10** | **<0.03** | **200** | **600** | **2.68** |
| DC-06-32 | 716734 | | 150.5 | 151.0 | 0.5 | 8 | 0 | 140 | 295 | |
| DC-06-30 | | **71189** | **56.0** | **57.0** | **1.0** | **940** | **0.88** | **28,000** | **2,300** | **2.98** |
| DC-06-30 | 713416 | | 56.0 | 57.0 | 1.0 | 912 | 0.80 | 27,300 | 2,520 | |
| **Average** | | | | | | | | | | **2.78** |

Source: Dia Bras, 2006.
Notes:
1. Sample 71185 is a 2.5 m long channel sample from the left wall of the La Bamba open pit.
2. Sample 71186 is a 1.5 long channel sample from an underground opening of the Socavon "O" of the San Miguel area.
3. For sample 71187 only 50 cm of core is recovered.
4. Dia Bras samples assayed at Chemex Laboratories, Mississauga, Ontario.
5. Scott Wilson RPA samples assayed at SGS Laboratories, Don Mills, Ontario.
6. Scott Wilson RPA sample and assay values are in bold.

Table 14-1 shows that the Scott Wilson RPA samples confirm the presence of silver, gold, lead and zinc values at similar orders of magnitude, especially for the significant elements (silver and lead), as the Chemex laboratory assays. In Scott Wilson RPA's view, the differences in the above values are considered to be due to the variability in metal values between the two halves of the core, or the type of sample, i.e., panel sample along the wall of the La Bamba open pit.

Scott Wilson RPA also carried out a review of diamond drill logs for the three holes sampled and a number of cross sections of the La Bamba open pit area. Scott Wilson RPA considers the drill hole logging and data recording procedures to be in keeping with industry standards.

# 15 ADJACENT PROPERTIES

Scott Wilson understands that Dia Bras has acquired most of the prospective lands in the Cusi camp. There are a few mineral concessions which are surrounded by Dia Bras mineral concessions and are considered as adjacent properties to the Cusi Project area within the definition of NI 43-101. Scott Wilson RPA is not aware of any work being carried out on these adjacent properties.

# 16 MINERAL PROCESSING AND METALLURGICAL TESTING

There are no records of past metallurgical records on mineralized material from the Cusi area. Recently, Dia Bras has constructed a separate flotation circuit at its Nichromex (Malpaso) processing plant, to process mineralized material from the test mining planned at the Cusi site. During the first week of December 2006, Dia Bras has collected a total of 277 truck loads of broken material (approximately 6,350 tonnes) lying at the bottom of the La Bamba open pit and stockpiled them at the Malpaso plant. Dia Bras reports that 254 of the truck loads have been sampled at the Malpaso plant laboratory, and the average head grade is 247.79 g/t Ag, 0.17% Zn, 0.21% Pb and 0.04% Cu (Dia Bras Press Release, December 12, 2006).

# 17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

At the present time, there are no mineral resources or mineral reserves, as defined under NI 43-101, within the area of the Cusi Property. Upon completion of the current diamond drilling and underground sampling program, an estimate of the mineral resources will be carried out.

# 18 OTHER RELEVANT DATA AND INFORMATION

From June 2006 to the present, Dia Bras has been refurbishing old underground workings at the San Miguel, La India and Santa Edwiges mines, in preparation for test mining operations. Mine production from the various mineralized veins at Cusi will be processed at the Nichromex plant some 38 km from the Cusi site.

Scott Wilson RPA did not review the environmental and general permitting aspects of either the Cusi mine or the Nichromex (Malpaso) mill. Dia Bras reports that the Nichromex milling operations are in compliance with all applicable environmental requirements and further reports that it has not received any non-compliance orders from regulators.

# 19 INTERPRETATION AND CONCLUSIONS

## EXPLORATION POTENTIAL

The Cusi Project area contains several former silver-copper-zinc-lead-gold producers and on-going exploration by Dia Bras has the objective to extend known zones of silver mineralization along strike of the La Bamba open pit as well as the San Miguel Vein, La India Vein and the Santa Edwiges Vein. Recent drilling near the La Bamba open pit area has intersected mineralized zones which are interpreted to be down-dip extensions of mineralization exposed at the open pit. The most prominent of these are:

- 113 g/t Ag over 22.5 m in hole DC06B37
- 981 g/t Ag over one metre in hole DC06B30.

Scott Wilson RPA is of the opinion that these new zones are open along strike and warrant further drill testing.

## CONCLUSIONS

Based on our review of earlier studies and technical reports, history of mining in the area, field observations during the site visits, and interpretation of recent drill results, Scott Wilson RPA concludes that:

- There is good potential for economic silver gold mineralization on the Cusi Property, and further exploration work is warranted.
- Despite small-scale mining carried out in the past the property is considered by Scott Wilson RPA to be at an advanced exploration stage.
- There are at least six areas of vein-type polymetallic silver mineralization within the property.
- The mineralized veins are hosted by altered rhyolite porphyry (Bufa ignimbrite) which exhibit typical quartz-breccia and kaolinite-limonite alteration.
- In general, the mineralized veins:

  - Trend north, northeast, east-northeast and east, although in places they are discontinuous along strike.
  - Have steep dips to the east or southeast.
  - Are parallel to or related to major north or northeast trending fracture systems. In places the mineralized zone may be defined by a series of en-echelon veins, such as at La Bamba open pit.

- The mineralized zone at La Bamba extends along strike in a southwesterly direction, beyond the area of current drilling.

- The prominent structural feature is the northwest trending Cusi Fault, a 10 km to 15 km long structure, which separates the rhyolitic ignimbrites on the southwestern side from the barren andesitic volcanic rocks on the northeastern side of the fault.

- Secondary east-southeast, north and northeast trending structures cut all the rocks in the area and have affected the orientation of the mineralized veins/lenses.

# 20 RECOMMENDATIONS

Scott Wilson RPA considers the Cusi Project to be a property of merit and recommends continued detailed surface and underground drilling to better outline the mineralized veins of the various parts of the property, in particular at San Miguel, La Bamba, La India, Santa Edwiges and Promontorio. Dia Bras has a current exploration program of 20,000 m of diamond drilling. Scott Wilson RPA concurs with this program.

Upon completion of the current drilling program, Scott Wilson RPA also recommends estimates of the mineral resources at the various veins be carried out. This should be followed up by a Preliminary Assessment of the project. Since Dia Bras has been test mining the Bolivar Cu-Zn deposit (also in the State of Chihuahua, Mexico) during the past year, the economic parameters for such a study are well established, in Scott Wilson RPA's opinion.

# 21 REFERENCES

Anonymous, Record of Shipments by Helena Mining Company 1900 to 1903: Internal Company Report for Helena Mining Company.

Ayres, H.R., 1897, Report on Site Visit: Letter Report to H.L. Torrill of Helena Mining Company, Denver, September 16, 1897.

Banda, R.M., 2006, Personal Communication.

Bryant, R.C., 1975, Preliminary Report on the Potential De-Watering Aspects of the San Miguel, Santa Marina, and Promontorio Mines "Cusi" Mining District, Cusihuiriachic, Chihuahua, Mexico: Report for Slocan Development Corp., May 13, 1975.

Chávez, A.G., 1970, Summary Report on Historical Production and Mineralogy of Ore from Cusi Area (in Spanish), March 1970.

Chisholm, E.O., 1975, Geological Report on the San Miguel, La Bamba, Nueva Santa Marina, Consolidata and Promontorio Mines, Cusi Mining District, Cusihuiriachic, Chihuahua, Mexico: Report for Slocan Development Corp, Ltd., May 24, 1975.

Ciesielski, A., 2006, Geology, Structure and Metallogeny of the Cusihuiriachic Area, Chihuahua, Mexico: Dia Bras Internal Interim Report, December 2006).

Clark, K.F. and Castañeda, A., 1989, Geochemical Orientation Survey at Cusihuiriachic: Report on the Cusihuiriachic District, Chihuahua, Mexico: Report for Compañía Minera Cusi S.A. de C.V., July 1989.

Clark, K.F., 1988, Initial Report on the Cusihuiriachic District, Chihuahua, Mexico: Report for Compañia Minera Cusi S.A. de C.V., June 1988.

Consejo Recursos Minerales (CRM), 2004, Decree Regarding Mineral Law in Mexico: Secretaría de Economía, Estados Unidos Mexicanos, 2004.

Cusi Mexicana Manager's Period Report for Second Period of January 1935.

Day, A.C., 2001, San Miguel Project and Cusi Mines Potential Resources: Internal Company Report for Pacific Islands Gold de Mexico, S.A. de C.V., Cuauhtémoc, Chihuahua, Mexico, August 17, 2001.

De la Fuente, F.L., 1982a, Contrato de Exploración Lote San Julian, Municipio de Cusihuiriachic, Chihuahua (Ag, Pb): Report by Consejo de Recursos Minerales, Chihuahua, November 10, 1982.

De la Fuente, F.L., 1982b, Informe Final del Proyecto Mina San Julian, Municipio de Cusihuiriachic, Chihuahua: Report by Consejo de Recursos Minerales, Chihuahua, April 1982.

Dia Bras Exploration Inc., 2006a, Purchase Agreement with Pershimco Regarding the La Bamba and San Miguel mines, May 31, 2006.

Dia Bras Exploration Inc., 2006b, Purchase Agreement with Manuel Holguín Aragonez Regarding San Miguel, San Juan, Alma, La Reyna, Sayra, Manuel Base, Norma, Santa Rita, San Bartolo and CIMA Mineral Concessions, July 30, 2006.

Dia Bras Exploration Inc., 2006c, Purchase Agreement with Hector Sanchez Villalobos and Sra. Carmen Saenz Rodriguez Regarding La India na Marisa Mineral Concessions, May 2, 2006.

Dia Bras Exploration Inc., 2006d, Purchase Agreement with Minera Cusi S.A. de C.V. Regarding Cusi Mineral Concessions, August 16, 2006.

Dia Bras Exploration Inc., 2006e, Purchase Agreement with Minero Metalúrgica San Miguel S. de R.L. de C.V. Regarding the San Miguel and La Bamba Mineral Concessions, July 17, 2006.

Dia Bras Exploration Inc., 2006f, Press Releases, November 2 and December 12, 2006.

Dia Bras Exploration Inc., 2006g, Miscellaneous Technical Documents, Drill Sections and Assay Results.

Emmons, W.H., 1920, Report on Geology and Ore Deposits of Cusihuiriachic, Chihuahua, Mexico: Internal Company Report for Helena Mining Company, Minneapolis, May 30, 1920.

Ferris, A.L., 1921, Report on the Cusi Mexicana Property, District of Benito Juarez, Municipality of Cusihuiriachic, Chihuahua, Mexico: Internal Company Report for Helena Mining Company, El Paso, Texas, August 26, 1921.

Fink, W.N., 1921, Report on Properties of the Cusi Mexicana Mining Company: Internal Company Report, November 1, 1921.

Intierra Resource Intelligence, 2006, Project Research Report, Cusihuiriachic Silver Prospect: The Internet, 2006.

Joralemon, I.B., 1921, Report on Cusi Mexicana Mining Company, Cusihuiriachic, Chihuahua, Mexico: Internal Company Report, 1921.

Konkin, K.J., 1997, San Miguel Project, 1996 Trenching and Sampling Program, Cusihuiriachic, Chihuahua, Mexico: Report for Silver Standard Resources Inc., January 1997.

Liboiron, A., 2005, Rapport Technique Programme d'Échantillonage mine San Miguel, Région de Cuauhtémoc, État de Chihuahua, Mexique: Report for Dia Bras Exploration, December 2, 2005.

Medrano, L.M.H., 2006, Miscellaneous Information Regarding Dia Bras Technical Data, Property Status and Legal Agreements, October to December 2006.

Pearce, W.D., 1905, Helena Mining Company's Properties at Cusihuiriachic, Chih., Mexico: Internal Company Report, February 28, 1905.

Prescott, B., 1921, Data on Cusi Mexicana Mines for Helena Mining Company.

Pringle, C.A., 1907, Report on Helena Mining Company Properties Situated at Cusihuiriachic, Chihuahua, Mexico: Internal Company Report, January 8, 1907.

Robyn, T.L., 2006, Impressive First Results at Cusi Project, Chihuahua, Mexico, Dia Bras Announces Drill Hole Results of More Than 10,000 g/t Ag: Dia Bras Press Release, October 3, 2006.

Salinas, J.C.P., Arriaga, H.M., López, J.E., López, J.E.R., Montiel, J.O.E., Terán, L.A.O, and Librado, J.F., 2004, Texto Explicativo de la Carta Geológica del Estado de Chihuahua, Escala 1:500:000: Consejo de Recursos Minerales, April 2004.

Swart, W.G., 1929, Report of the Cusi Mexicana Property, Duluth, Minnesota, September 1, 1929.

Swart, W.G., 1928, Report of the Cusi Mexicana Mining Properties at Cusihuiriachic, Chihuahua, Mexico, June 4, 1928.

# 22 SIGNATURE PAGE

This report titled "Technical Report on the Cusi Silver Project, Mexico" and dated December 20, 2006 was prepared and signed by the author below:

**(Signed & Sealed)**

Dated at Toronto, Ontario
December 20, 2006

Hrayr Agnerian, M.Sc.(Applied), P.Geo.
Consulting Geologist
Scott Wilson Roscoe Postle Associates Inc.

# 23 CERTIFICATE OF QUALIFICATIONS

## HRAYR AGNERIAN

I, Hrayr Agnerian, M.Sc. (Applied), P.Geo., do hereby certify that:

1. I am the author of this report entitled "Technical Report on the Cusi Silver Project, Mexico" and dated December 20, 2006

2. I am a Consulting Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

3. I am a graduate of the American University of Beirut, Lebanon in 1966 with a Bachelor of Science degree in Geology, of the International Centre for Aerial Surveys and Earth Sciences, Delft, the Netherlands, in 1967 with a diploma in Mineral Exploration, and of McGill University, Montréal, Québec, Canada, in 1972 with a Masters of Science degree in Geological Engineering.

4. I am registered as a Professional Geoscientist in the Provinces of Ontario (Reg. No. 0757) and Saskatchewan (Reg. No. 4305), and as a Professional Geologist in the Province of Québec (Reg. No. 302). I am a Member of the Canadian Institute of Mining, Metallurgy and Petroleum, and the Prospectors and Developers Association of Canada, and a Fellow of the Geological Association of Canada.

5. I have worked as a Geologist for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:
   - Review and report as a consultant on more than seventy mining operations and exploration projects around the world for due diligence and regulatory requirements
   - District Geologist for a Canadian mining company
   - Project/Exploration Geologist for several Canadian exploration companies.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

7. I am responsible for the overall preparation of the Technical Report, including all sections.

8. I visited the Bolivar Mine on October 7, 2006.

9. I have had no prior involvement with the property that is the subject of the Technical Report.

10. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

11. I am independent of the Issuer applying the tests set out in section 1.5 of National Instrument 43-101.

12. I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

13. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

**(Signed & Sealed)**

Dated at Toronto, Ontario
December 20, 2006

Hrayr Agnerian, M.Sc.(Applied), P.Geo.
Consulting Geologist
Scott Wilson Roscoe Postle Associates Inc.

# 24 APPENDIX

## SAMPLE PREPARATION AND ASSAY QUALITY CONTROL/QUALITY ASSURANCE PROCEDURES AT CHEMEX LABORATORIES

***SAMPLE PREPARATION QUALITY SPECIFICATIONS***

Standard specifications for sample preparation are clearly defined and monitored. The specifications are as follows:

- Crushing
  > 70% of the crushed sample passes through a 2 mm screen
- Ringing
  > 85% of the ring pulverized sample passes through a 75-micron screen (Tyler 200 mesh)

***ANALYTICAL QUALITY CONTROL - BLANKS, REFERENCE MATERIALS AND DUPLICATES***

The Laboratory Information Management System (LIMS) inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with the method. The rack size is the number of sample including QC samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analysed at the end of the batch. Quality control samples are inserted based on the following rack sizes specific to the method:

| Rack Size | Methods | Quality Control Sample Allocation |
|---|---|---|
| 20 | Specialty methods including specific gravity, bulk density, and acid insolubility | 2 standards, 1 duplicate, 1 blank |
| 28 | Specialty fire assay, assay-grade, umpire and concentrate methods | 1 standard, 1 duplicate, 1 blank |
| 39 | XRF methods | 2 standards, 1 duplicate, 1 blank |
| 40 | Regular AAS, ICP-AES and ICP-MS methods | 2 standards, 1 duplicate, 1 blank |
| 84 | Regular fire assay methods | 2 standards, 3 duplicates, 1 blank |

The laboratory staff analyses quality control samples at least at the frequency specified above. If necessary, laboratory staff may include additional quality control samples above the minimum specifications.

All data gathered for quality control samples – blanks, duplicates and reference materials – are automatically captured, sorted and retained in the QC Database.

***SAMPLE PREPARATION PACKAGE – PREP-31***

***STANDARD SAMPLE PREPARATION: DRY, CRUSH, SPLIT AND PULVERIZE***

Sample is dried and the entire sample is crushed to better than 70% passing a 2 mm (Tyler 10 mesh) screen. A split of up to 250 grams is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.

| ALS Chemex Method Code | Description |
|---|---|
| LOG-22 | Sample is logged in tracking system and a bar code label is attached. |
| CRU-31 | Fine crushing of rock chip and drill samples to better than 70% of the sample passing 2 mm. |
| SPL-21 | Split sample using riffle splitter. |
| PUL-31 | A sample split of up to 250 g is pulverized to better than 85% of the sample passing 75 microns. |

***FIRE ASSAY PROCEDURE – AU-AA23 AND AU-AA24***
***FIRE ASSAY FUSION***

**Sample Decomposition:** Fire Assay Fusion
**Analytical Method:** Atomic Absorption Spectroscopy (AAS)

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required in-quarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested for ½ hour in dilute nitric acid. Hydrochloric acid is then added and the solution is digested for an additional hour. The digested solution is cooled, diluted to 7.5 ml with demineralized (distilled?) water, homogenized and then analyzed by atomic absorption spectrometry.

**International Units:**

| Routine Code | Rush Code | Element | Sample Weight (g) | Symbol | Detection Limit | Upper Limit |
|---|---|---|---|---|---|---|
| 983 | 991 | Gold | 30 | Au | 5 ppb | 10,000 ppb |
| 99 | 1091 | Gold | 30 | Au | 0.005 ppm | 10 ppm |
| 494 | 1209 | Gold | 30 | Au | 0.005 g/t | 10 g/t |
| 3583 | | Gold | 50 | Au | 5 ppb | 10,000 ppb |
| 3584 | | Gold | 50 | Au | 0.005 ppm | 10 ppm |
| 3594 | | Gold | 50 | Au | 0.005 g/t | 10 g/t |

**American/English Units:**

| Routine Code | Rush Code | Element | Sample Weight (g) | Symbol | Detection Limit | Upper Limit |
|---|---|---|---|---|---|---|
| 877 | 1977 | Gold | 30 | Au | 0.0002 oz/ton | 0.3 oz/ton |

***ASSAY PROCEDURE – ME-AA46***

***EVALUATION OF ORES AND HIGH GRADE MATERIALS BY AQUA REGIA DIGESTION – AAS***

**Sample Decomposition**: Aqua Regia Digestion
**Analytical Method**: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.4 to 2.00 grams) is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour and a half. An ionization suppressant is added if molybdenum is to be measured. The resulting solution is diluted to volume (100 or 250 ml) with demineralized (distilled?) water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

| ALS Chemex Method Code | Element | Symbol | Detection Limit | Upper Limit | Units |
|---|---|---|---|---|---|
| As-AA46 | Arsenic | As | 0.01 | 30 | % |
| Bi-AA46 | Bismuth | Bi | 0.001 | 30 | % |
| Cd-AA46 | Cadmium | Cd | 0.001 | 10 | % |
| Co-AA46 | Cobalt | Co | 0.01 | 50 | % |
| Cu-AA46 | Copper | Cu | 0.01 | 50 | % |
| Fe-AA46 | Iron | Fe | 0.01 | 30 | % |
| Pb-AA46 | Lead | Pb | 0.01 | 30 | % |
| Mo-AA46 | Molybdenum | Mo | 0.001 | 10 | % |
| Mn-AA46 | Manganese | Mn | 0.01 | 50 | % |
| Ni-AA46 | Nickel | Ni | 0.01 | 50 | % |
| Ag-AA46 | Silver | Ag | 1.0 | 1,500 | ppm |
| Zn-AA46 | Zinc | Zn | 0.01 | 30 | % |

***GEOCHEMICAL PROCEDURE – ME-AA45***
***ATOMIC ABSORPTION SPECTROSCOPY – AQUA REGIA DIGESTION***

**Sample Decomposition**: Nitric Aqua Regia Digestion
**Analytical Method**: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.50 grams) is digested with aqua regia for at least one hour in a graphite heating block. After cooling, the resulting solution is diluted to 12.5 ml with demineralized (distilled?) water, mixed and analyzed by atomic absorption spectrometry. The elements arsenic, cadmium, cobalt, indium, lead, nickel, and silver are background corrected.

| ALS Chemex Method Code | Element | Symbol | Detection Limit | Upper Limit | Units |
|---|---|---|---|---|---|
| Ag-AA45 | Silver | Ag | 0.2 | 100 | ppm |
| As-AA45 | Arsenic | As | 1 | 10,000 | ppm |
| Cd-AA45 | Cadmium | Cd | 0.1 | 200 | ppm |
| Co-AA45 | Cobalt | Co | 1 | 10,000 | ppm |
| Cu-AA45 | Copper | Cu | 1 | 10,000 | ppm |
| Fe-AA45 | Iron | Fe | 0.01 | 15 | % |
| Mn-AA45 | Manganese | Mn | 5 | 10,000 | ppm |
| Mo-AA45 | Molybdenum | Mo | 1 | 10,000 | ppm |
| Ni-AA45 | Nickel | Ni | 1 | 10,000 | ppm |
| Pb-AA45 | Lead | Pb | 1 | 10,000 | ppm |
| Sb-AA45 | Antimony | Sb | 5 | 10,000 | ppm |
| Zn-AA45 | Zinc | Zn | 1 | 10,000 | ppm |

## TABLE 24-1 CUSI PROJECT, LIST OF SIGNIFICANT MINERALIZED INTERSECTIONS
### Dia Bras Exploration Inc. – Cusi Project, Mexico

| | | Intersection (m) | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Drill Hole | Sample | From | To | Interval | ppm Au | ppm Ag | ppm Cu | ppm Pb | ppm Zn |
| DC06B001 | 601458 | 67.0 | 68.0 | 1.00 | 0.4 | 786 | 161 | 1615 | 244 |
| DC06B001 | 601459 | 68.0 | 69.0 | 1.00 | 0.0 | 39 | 703 | 732 | 472 |
| DC06B001 | 601460 | 69.0 | 70.0 | 1.00 | 0.0 | 101 | 547 | 632 | 475 |
| DC06B001 | 601461 | 70.0 | 71.0 | 1.00 | 0.0 | 76 | 35 | 83 | 173 |
| DC06B012 | 606850 | #REF! | 199.0 | #REF! | 0.0 | 135 | 568 | 1415 | 1515 |
| DC06B012 | 606851 | 199.0 | 200.4 | 1.40 | 1.7 | 10,000 | 37,000 | 16,500 | 233 |
| DC06B012 | 606852 | 200.4 | 200.8 | 0.40 | 0.0 | 44 | 841 | 3,360 | 5,190 |
| DC06B012 | 606853 | 200.8 | 202.0 | 1.20 | 0.3 | 1,795 | 1,835 | 2,820 | 1,525 |
| DC06B012 | 606854 | 202.0 | 203.0 | 1.00 | 0.0 | 146 | 773 | 2990 | 4240 |
| DC06B012 | 606874 | #REF! | 224.0 | #REF! | 0.1 | 312 | 467 | 6,770 | 904 |
| DC06B015 | 606919 | 100.8 | 101.4 | 0.62 | 0.1 | 184 | 542 | 2,000 | 2,100 |
| DC06B015 | 606920 | 101.4 | 102.4 | 1.00 | 0.0 | 4 | 15 | 83 | 211 |
| DC06B015 | 606921 | 103.6 | 104.6 | 1.00 | 0.0 | 146 | 286 | 892 | 713 |
| DC06B015 | 606922 | 114.0 | 115.0 | 1.00 | 0.1 | 335 | 535 | 947 | 642 |
| DC06B015 | 606923 | 115.0 | 116.0 | 1.00 | 0.1 | 241 | 411 | 1,240 | 907 |
| DC06B015 | 606924 | 116.0 | 117.0 | 1.00 | 0.1 | 105 | 172 | 501 | 458 |
| DC06B015 | 606925 | 117.0 | 118.0 | 1.00 | 0.0 | 9 | 25 | 175 | 413 |
| DC06B015 | 606926 | 118.0 | 119.0 | 1.00 | 0.0 | 52 | 93 | 343 | 695 |
| DC06B015 | 606927 | 119.0 | 120.0 | 1.00 | 0.2 | 254 | 587 | 1,070 | 707 |
| DC06B015 | 606928 | 120.0 | 121.0 | 1.00 | 0.0 | 15 | 57 | 183 | 528 |
| DC06B015 | 606929 | 121.0 | 122.0 | 1.00 | 0.1 | 127 | 206 | 520 | 510 |
| DC06B015 | 606930 | 122.0 | 122.5 | 0.50 | 0.3 | 380 | 752 | 2,910 | 1640 |
| DC06B015 | 606931 | 122.5 | 123.5 | 1.00 | 0.0 | 55 | 126 | 596 | 834 |
| DC06B015 | 606943 | 128.3 | 128.9 | 0.53 | 0.1 | 130 | 295 | 2,320 | 3,680 |
| DC06B017 | 606965 | 89.8 | 90.1 | 0.30 | 0.1 | 119 | 485 | 762 | 3,020 |
| DC06B017 | 606966 | 101.3 | 101.6 | 0.30 | 0.0 | 78 | 380 | 3,110 | 10,900 |
| DC06B017 | 606967 | 103.6 | 104.6 | 1.00 | 0.0 | 28 | 169 | 1,290 | 7,890 |
| DC06B017 | 606968 | 110.0 | 111.0 | 1.00 | 0.1 | 143 | 1,250 | 2,210 | 8,430 |
| DC06B017 | 606976 | 117.0 | 118.0 | 1.00 | 0.0 | 131 | 1,160 | 6,710 | 16,100 |
| DC06B017 | 606979 | 121.1 | 121.4 | 0.35 | 0.9 | 1,800 | 14,000 | 75,700 | 53,400 |
| DC06B017 | 606980 | 121.4 | 121.7 | 0.30 | 0.3 | 483 | 5,100 | 17200 | 18,500 |
| DC06B017 | 606981 | 121.7 | 122.2 | 0.50 | 0.1 | 145 | 1,790 | 6,570 | 7,020 |
| DC06B017 | 606987 | 164.0 | 165.0 | 1.00 | 0.0 | 23 | 107 | 6,170 | 9,840 |
| DC06B018 | 606988 | 47.0 | 48.0 | 1.00 | 0.0 | 48 | 251 | 2,360 | 3,790 |
| DC06B018 | 606989 | 48.0 | 49.0 | 1.00 | 0.0 | 48 | 364 | 11,800 | 5,270 |
| DC06B018 | 606990 | 52.0 | 53.0 | 1.00 | 0.0 | 27 | 318 | 5,650 | 4,480 |
| DC06B018 | 713509 | 71.0 | 72.0 | 1.00 | 0.1 | 254 | 758 | 2,790 | 2,320 |
| DC06B018 | 713510 | 72.0 | 73.0 | 1.00 | 0.1 | 220 | 564 | 1,940 | 1,430 |
| DC06B018 | 713515 | 77.0 | 78.0 | 1.00 | 0.1 | 166 | 303 | 1,790 | 1,970 |
| DC06B018 | 713519 | 81.0 | 82.0 | 1.00 | 0.1 | 120 | 190 | 1,105 | 1,100 |
| DC06B021 | 713568 | 138.0 | 139.0 | 1.00 | 0.1 | 299 | 549 | 1,625 | 663 |
| DC06B021 | 713569 | 139.0 | 140.0 | 1.00 | 0.2 | 274 | 555 | 2,340 | 903 |
| DC06B021 | 713570 | 140.0 | 141.0 | 1.00 | 0.2 | 267 | 488 | 2,040 | 816 |
| DC06B021 | 713571 | 141.0 | 142.0 | 1.00 | 0.1 | 107 | 184 | 1,050 | 745 |
| DC06B021 | 713582 | 152.0 | 153.0 | 1.00 | 0.1 | 126 | 285 | 833 | 615 |
| DC06B021 | 713583 | 153.0 | 154.0 | 1.00 | 0.0 | 68 | 197 | 585 | 798 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| DC06B021 | 713584 | 154.0 | 155.0 | 1.00 | 0.1 | 100 | 256 | 796 | 754 |
| DC06B023 | 713593 | 34.0 | 36.4 | 2.38 | 0.1 | 52 | 595 | 4,370 | 5,070 |
| DC06B023 | 713594 | 36.4 | 37.4 | 1.00 | 0.0 | 11 | 182 | 5,480 | 1,400 |
| DC06B023 | 713595 | 55.0 | 56.0 | 1.00 | 0.0 | 10 | 199 | 1,390 | 2,230 |
| DC06B023 | 713596 | 56.0 | 57.0 | 1.00 | 0.2 | 26 | 1,090 | 9,740 | 39,400 |
| DC06B023 | 713597 | 57.0 | 58.0 | 1.00 | 0.0 | 7 | 71 | 3,510 | 4,260 |
| DC06B023 | 713598 | 58.0 | 59.0 | 1.00 | 0.0 | 7 | 74 | 2,880 | 1,780 |
| DC06B023 | 713599 | 59.0 | 60.0 | 1.00 | 0.0 | 8 | 128 | 1,980 | 2,030 |
| DC06B023 | 713611 | 126.5 | 127.9 | 1.40 | 0.1 | 187 | 459 | 2,460 | 994 |
| DC06B024 | 713620 | 123.0 | 124.0 | 1.00 | 0.0 | 16 | 225 | 1,660 | 2,580 |
| DC06B024 | 713621 | 124.0 | 125.0 | 1.00 | 0.1 | 86 | 262 | 7,360 | 23,300 |
| DC06B024 | 713622 | 125.0 | 126.0 | 1.00 | 0.1 | 61 | 180 | 2,500 | 2,430 |
| DC06B024 | 713623 | 126.0 | 127.0 | 1.00 | 0.1 | 109 | 259 | 4,000 | 3,720 |
| DC06B024 | 713624 | 127.0 | 128.0 | 1.00 | 0.1 | 184 | 792 | 5,020 | 4,830 |
| DC06B024 | 713625 | 128.0 | 129.0 | 1.00 | 0.1 | 235 | 2370 | 6,600 | 6,000 |
| DC06B024 | 713626 | 129.0 | 131.0 | 2.00 | 0.1 | 110 | 862 | 4,220 | 3,890 |
| DC06B024 | 713627 | 131.0 | 134.0 | 3.00 | 0.1 | 151 | 538 | 6,550 | 6,650 |
| DC06B024 | 713628 | 134.0 | 135.0 | 1.00 | 0.1 | 14 | 128 | 1,440 | 2,720 |
| DC06B024 | 713629 | 135.0 | 136.0 | 1.00 | 0.2 | 78 | 116 | 1,630 | 3,690 |
| DC06B024 | 713630 | 136.0 | 137.0 | 1.00 | 0.0 | 13 | 137 | 1,060 | 2,340 |
| DC06B024 | 713631 | 137.0 | 138.0 | 1.00 | 0.0 | 9 | 178 | 1,440 | 3,870 |
| DC06B024 | 713632 | 138.0 | 139.0 | 1.00 | 0.1 | 45 | 374 | 1,660 | 4,750 |
| DC06B024 | 713633 | 139.0 | 140.0 | 1.00 | 0.0 | 8 | 250 | 1,610 | 3,530 |
| DC06B024 | 713634 | 140.0 | 141.0 | 1.00 | 0.1 | 33 | 762 | 1,930 | 3,380 |
| DC06B024 | 713635 | 141.0 | 142.0 | 1.00 | 0.0 | 19 | 309 | 1,980 | 6,290 |
| DC06B024 | 713636 | 142.0 | 143.0 | 1.00 | 0.0 | 69 | 311 | 1,840 | 3,180 |
| DC06B024 | 713637 | 143.0 | 144.0 | 1.00 | 0.0 | 24 | 170 | 3,260 | 4,650 |
| DC06B024 | 713638 | 144.0 | 145.0 | 1.00 | 0.0 | 42 | 483 | 3,370 | 6,020 |
| DC06B026 | 713701 | 13.0 | 14.0 | 1.00 | 0.0 | 6 | 68 | 606 | 2,070 |
| DC06B026 | 713702 | 14.0 | 15.0 | 1.00 | 0.1 | 75 | 436 | 7,150 | 11,800 |
| DC06B026 | 713703 | 15.0 | 16.0 | 1.00 | 0.0 | 61 | 443 | 6,700 | 9,210 |
| DC06B026 | 713704 | 16.0 | 17.0 | 1.00 | 0.0 | 10 | 61 | 1,275 | 1,550 |
| DC06B026 | 713705 | 17.0 | 18.0 | 1.00 | 0.0 | 18 | 415 | 702 | 4,410 |
| DC06B026 | 713706 | 18.0 | 19.0 | 1.00 | 0.0 | 13 | 247 | 389 | 1,180 |
| DC06B026 | 713707 | 19.0 | 20.0 | 1.00 | 0.0 | 14 | 126 | 1,275 | 2,670 |
| DC06B026 | 713711 | 23.0 | 24.0 | 1.00 | 0.1 | 30 | 665 | 2,100 | 2,790 |
| DC06B026 | 713712 | 24.0 | 25.0 | 1.00 | 0.1 | 15 | 351 | 1,375 | 3,530 |
| DC06B026 | 713718 | 30.0 | 31.0 | 1.00 | 0.0 | 11 | 120 | 2,730 | 2,460 |
| DC06B026 | 713719 | 31.0 | 32.0 | 1.00 | 0.0 | 30 | 1,080 | 3,090 | 4,810 |
| DC06B026 | 713720 | 32.0 | 33.0 | 1.00 | 0.0 | 15 | 252 | 2,020 | 3,560 |
| DC06B026 | 713721 | 33.0 | 34.0 | 1.00 | 0.0 | 44 | 1,040 | 3,870 | 3,740 |
| DC06B026 | 713727 | 39.0 | 40.0 | 1.00 | 0.0 | 13 | 228 | 1,560 | 2,480 |
| DC06B026 | 713728 | 40.0 | 41.0 | 1.00 | 0.0 | 43 | 564 | 922 | 2,420 |
| DC06B026 | 713729 | 41.0 | 42.0 | 1.00 | 0.0 | 40 | 1,330 | 3,610 | 4,370 |
| DC06B026 | 713732 | 44.0 | 45.0 | 1.00 | 0.1 | 199 | 940 | 6,500 | 5,790 |
| DC06B026 | 713736 | 48.0 | 49.0 | 1.00 | 0.2 | 253 | 296 | 30,200 | 4,330 |
| DC06B026 | 713758 | 76.0 | 77.0 | 1.00 | 0.1 | 148 | 245 | 1,425 | 655 |
| DC06B026 | 713759 | 77.0 | 78.0 | 1.00 | 0.1 | 132 | 222 | 1,215 | 1,735 |
| DC06B026 | 713760 | 78.0 | 79.0 | 1.00 | 0.0 | 63 | 108 | 463 | 511 |
| DC06B026 | 713761 | 79.0 | 80.0 | 1.00 | 0.0 | 139 | 315 | 924 | 1,095 |
| DC06B026 | 713772 | 90.0 | 91.0 | 1.00 | 0.0 | 111 | 239 | 533 | 725 |
| DC06B026 | 713776 | 94.0 | 95.0 | 1.00 | 0.1 | 124 | 293 | 1,175 | 780 |
| DC06B026 | 713777 | 95.0 | 96.0 | 1.00 | 0.0 | 26 | 93 | 449 | 1,040 |
| DC06B026 | 713778 | 96.0 | 97.0 | 1.00 | 0.1 | 198 | 494 | 1610 | 1,885 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| DC06B027 | 606124 | #REF! | 60.0 | #REF! | 0.0 | 66 | 308 | 2,570 | 16,900 |
| DC06B027 | 606126 | 45.0 | 46.0 | 1.00 | 0.0 | 53 | 319 | 1,090 | 2,380 |
| DC06B027 | 606127 | 64.0 | 65.0 | 1.00 | 0.0 | 44 | 264 | 2,510 | 5,110 |
| DC06B027 | 606150 | 87.0 | 88.0 | 1.00 | 0.0 | 28 | 121 | 2,720 | 11,800 |
| DC06B027 | 606151 | 88.0 | 89.0 | 1.00 | 0.0 | 17 | 81 | 838 | 2,530 |
| DC06B027 | 606154 | 91.0 | 92.0 | 1.00 | 0.0 | 56 | 186 | 1,215 | 3,120 |
| DC06B027 | 606155 | 92.0 | 93.0 | 1.00 | 0.0 | 39 | 124 | 1,270 | 2,650 |
| DC06B027 | 606156 | 93.0 | 94.0 | 1.00 | 0.0 | 226 | 360 | 2,490 | 7,060 |
| DC06B029 | 606194 | 72.4 | 72.6 | 0.20 | 0.0 | 10 | 482 | 7,550 | 22,600 |
| DC06B029 | 606196 | 100.0 | 101.0 | 1.00 | 0.0 | 4 | 149 | 7,700 | 4,190 |
| DC06B029 | 606197 | 103.8 | 104.8 | 1.00 | 0.1 | 6 | 90 | 6,010 | 10,900 |
| DC06B030 | 713401 | 35.0 | 38.0 | 3.00 | 0.1 | 108 | 223 | 2,070 | 695 |
| DC06B030 | 714754 | 38.0 | 39.0 | 1.00 | 0.1 | 771 | 164 | 1,650 | 603 |
| DC06B030 | 714755 | 39.0 | 40.0 | 1.00 | 0.7 | 981 | 388 | 10,900 | 1,130 |
| DC06B030 | 714756 | 40.0 | 41.0 | 1.00 | 0.0 | 70 | 139 | 4,340 | 1,060 |
| DC06B030 | 713402 | 41.0 | 42.0 | 1.00 | 0.0 | 71 | 143 | 7,750 | 2,350 |
| DC06B030 | 713403 | 42.0 | 43.0 | 1.00 | 0.1 | 236 | 193 | 5,170 | 995 |
| DC06B030 | 713404 | 43.0 | 44.0 | 1.00 | 0.0 | 65 | 818 | 1,480 | 3,460 |
| DC06B030 | 713405 | 44.0 | 45.0 | 1.00 | 0.0 | 86 | 159 | 1,815 | 955 |
| DC06B030 | 713406 | 45.0 | 46.0 | 1.00 | 0.0 | 42 | 194 | 1,615 | 1,470 |
| DC06B030 | 713407 | 46.0 | 47.0 | 1.00 | 0.1 | 204 | 188 | 1,870 | 1,040 |
| DC06B030 | 713408 | 47.0 | 49.0 | 2.00 | 0.0 | 98 | 171 | 1,420 | 1,410 |
| DC06B030 | 713409 | 49.0 | 50.0 | 1.00 | 0.0 | 41 | 433 | 549 | 814 |
| DC06B030 | 713410 | 50.0 | 51.0 | 1.00 | 0.1 | 146 | 172 | 1,040 | 1,065 |
| DC06B030 | 713411 | 51.0 | 52.0 | 1.00 | 0.0 | 45 | 88 | 411 | 1,385 |
| DC06B030 | 713412 | 52.0 | 53.0 | 1.00 | 0.0 | 177 | 123 | 281 | 1,055 |
| DC06B030 | 713413 | 53.0 | 54.0 | 1.00 | 0.2 | 429 | 222 | 1180 | 3,630 |
| DC06B030 | 713414 | 54.0 | 55.0 | 1.00 | 0.1 | 286 | 234 | 617 | 2,720 |
| DC06B030 | 713415 | 55.0 | 56.0 | 1.00 | 0.1 | 363 | 339 | 3,920 | 1,455 |
| DC06B030 | 713416 | 56.0 | 57.0 | 1.00 | 0.8 | 912 | 951 | 27,300 | 2,520 |
| DC06B030 | 713417 | 57.0 | 58.0 | 1.00 | 0.2 | 309 | 381 | 5,560 | 2,480 |
| DC06B030 | 713418 | 58.0 | 59.0 | 1.00 | 0.3 | 255 | 445 | 7,860 | 2,210 |
| DC06B030 | 713419 | 59.0 | 60.0 | 1.00 | 0.0 | 76 | 209 | 1,280 | 1,700 |
| DC06B030 | 713420 | 60.0 | 61.0 | 1.00 | 0.0 | 85 | 144 | 707 | 1,070 |
| DC06B030 | 713421 | 61.0 | 62.0 | 1.00 | 0.0 | 43 | 252 | 658 | 1,210 |
| DC06B030 | 713422 | 62.0 | 63.0 | 1.00 | 0.0 | 84 | 137 | 378 | 1,130 |
| DC06B030 | 713423 | 63.0 | 64.0 | 1.00 | 0.0 | 129 | 219 | 833 | 1,390 |
| DC06B030 | 713424 | 64.0 | 65.0 | 1.00 | 0.0 | 69 | 161 | 853 | 1,120 |
| DC06B030 | 713425 | 65.0 | 66.0 | 1.00 | 0.1 | 78 | 168 | 969 | 790 |
| DC06B030 | 713426 | 66.0 | 67.0 | 1.00 | 0.1 | 233 | 358 | 1,710 | 1,280 |
| DC06B030 | 713427 | 67.0 | 68.1 | 1.10 | 0.0 | 58 | 140 | 723 | 1,140 |
| DC06B030 | 713428 | 68.1 | 69.0 | 0.90 | 0.0 | 73 | 169 | 638 | 1,190 |
| DC06B030 | 713430 | 72.0 | 73.0 | 1.00 | 0.2 | 115 | 296 | 1,015 | 1,090 |
| DC06B031 | 716607 | 135.0 | 136.0 | 1.00 | 0.0 | 7 | 840 | 592 | 3,430 |
| DC06B031 | 716608 | 136.0 | 137.0 | 1.00 | 0.1 | 20 | 365 | 17,600 | 14,900 |
| DC06B031 | 716615 | #REF! | 143.7 | #REF! | 0.1 | 22 | 162 | 6,050 | 14,100 |
| DC06B031 | 716619 | 150.0 | 150.7 | 0.70 | 0.0 | 3 | 122 | 3,100 | 8,500 |
| DC06B031 | 716621 | 152.6 | 153.6 | 1.00 | 0.0 | 5 | 113 | 11,200 | 4,350 |
| DC06B031 | 716622 | 159.1 | 160.7 | 1.60 | 0.0 | 2 | 21 | 1,350 | 4,260 |
| DC06B031 | 716623 | 166.0 | 167.0 | 1.00 | 0.0 | 4 | 73 | 723 | 2,560 |
| DC06B031 | 716624 | 171.3 | 172.1 | 0.80 | 0.0 | 7 | 103 | 2,460 | 6,550 |
| DC06B031 | 716625 | 172.1 | 173.1 | 1.00 | 0.1 | 30 | 178 | 1,980 | 5,090 |
| DC06B031 | 716626 | 173.1 | 175.1 | 2.00 | 0.2 | 11 | 139 | 6,030 | 5,220 |
| DC06B031 | 716630 | 187.2 | 188.0 | 0.80 | 0.0 | 7 | 22 | 6,180 | 5,850 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| DC06B031 | 716631 | 188.0 | 189.2 | 1.20 | 0.1 | 10 | 34 | 13,100 | 16,600 |
| DC06B031 | 716632 | 189.2 | 190.2 | 1.00 | 0.1 | 23 | 121 | 18,900 | 6,470 |
| DC06B031 | 716633 | 190.2 | 191.2 | 1.00 | 0.0 | 3 | 9 | 5,520 | 356 |
| DC06B031 | 716636 | 198.0 | 199.0 | 1.00 | 0.1 | 4 | 147 | 4,370 | 4,420 |
| DC06B031 | 716637 | 199.0 | 200.2 | 1.20 | 0.5 | 37 | 137 | 30,100 | 32,800 |
| DC06B032 | 716684 | 61.5 | 62.1 | 0.60 | 0.1 | 108 | 154 | 2,760 | 847 |
| DC06B032 | 716685 | 64.3 | 65.1 | 0.80 | 0.2 | 82 | 190 | 6,750 | 1,360 |
| DC06B032 | 716686 | 71.0 | 74.0 | 3.00 | 0.0 | 97 | 38 | 392 | 603 |
| DC06B032 | 716709 | #REF! | 104.0 | #REF! | 0.1 | 200 | 442 | 858 | 513 |
| DC06B033 | 716773 | 67.2 | 67.6 | 0.40 | 0.1 | 167 | 222 | 1,620 | 2,030 |
| DC06B034 | 716744 | 31.2 | 32.2 | 1.00 | 0.2 | 155 | 134 | 2,020 | 1,270 |
| DC06B034 | 716747 | 33.7 | 34.6 | 0.90 | 0.1 | 107 | 54 | 1,430 | 608 |
| DC06B034 | 716748 | 34.6 | 35.5 | 0.92 | 0.1 | 85 | 1050 | 3,510 | 766 |
| DC06B034 | 716749 | 35.5 | 36.5 | 1.00 | 0.3 | 381 | 429 | 1,380 | 674 |
| DC06B034 | 716750 | 36.5 | 37.5 | 1.00 | 0.1 | 245 | 158 | 5,420 | 643 |
| DC06B036 | 716783 | 41.2 | 41.7 | 0.52 | 0.3 | 394 | 403 | 1,215 | 1,810 |
| DC06B036 | 716786 | 44.3 | 45.4 | 1.10 | 0.2 | 287 | 272 | 484 | 1,670 |
| DC06B036 | 716790 | 47.4 | 47.7 | 0.30 | 0.1 | 221 | 296 | 203 | 2,250 |
| DC06B036 | 716793 | 49.7 | 50.7 | 1.00 | 0.0 | 110 | 85 | 469 | 643 |
| DC06B036 | 716801 | 57.7 | 58.7 | 1.00 | 0.2 | 109 | 136 | 666 | 876 |
| DC06B036 | 716802 | 58.7 | 59.7 | 1.00 | 0.0 | 256 | 228 | 546 | 1,055 |
| DC06B036 | 716803 | 59.7 | 60.7 | 1.00 | 0.2 | 245 | 217 | 1,305 | 1,025 |
| DC06B036 | 716804 | 60.7 | 61.7 | 1.00 | 0.3 | 572 | 250 | 2,990 | 1,425 |
| DC06B036 | 716805 | 61.7 | 62.7 | 1.00 | 0.1 | 202 | 309 | 877 | 1,155 |
| DC06B044 | 638035 | 91.0 | 92.5 | 1.50 | 0.018 | 8.5 | 152 | 4,160 | 11,000 |
| DC06B044 | 638036 | 92.5 | 94.0 | 1.50 | 0.005 | 2.1 | 28 | 743 | 3,120 |
| DC06B044 | 638037 | 94.0 | 95.5 | 1.50 | 0.005 | 4.0 | 54 | 1,440 | 5,890 |
| DC06B044 | 681616 | 223.0 | 224.0 | 1.00 | 0.078 | 19.3 | 149 | 4,370 | 4,190 |
| DC06B044 | 681617 | 224.0 | 225.0 | 1.00 | 0.128 | 60.4 | 283 | 9,780 | 9,830 |
| DC06B044 | 681618 | 225.0 | 226.0 | 1.00 | 0.110 | 15.0 | 86 | 2,540 | 4,440 |
| DC06B045 | 714779 | 53.0 | 54.5 | 1.50 | 0.05 | 300 | 383 | 487 | 486 |
| DC06B048 | 681523 | 42.5 | 44.0 | 1.50 | 0.108 | 110 | 157 | 1,650 | 1,550 |
| DC06B048 | 681530 | 53.0 | 54.5 | 1.50 | 0.058 | 168 | 278 | 573 | 654 |
| DC06B049 | 681621 | 24.5 | 26.0 | 1.5 | 0.084 | 126 | 132 | 424 | 866 |
| DC06B049 | 681633 | 42.5 | 44.0 | 1.5 | 0.089 | 174 | 172 | 284 | 1,995 |
| DC06B049 | 681634 | 44.0 | 45.5 | 1.5 | 0.245 | 914 | 774 | 1,285 | 1,720 |
| DC06B052 | 681752 | 151.5 | 153.0 | 1.5 | 0.2 | 115 | 531 | 2,860 | 4,270 |
| DC06B053 | 681754 | 33.0 | 34.5 | 1.50 | 0.1 | 122 | 137 | 2,300 | 1,830 |

Source: Dia Bras, 2006.

Note: Incomplete information on start of mineralized intersections marked (#REF) are as reported by Dia Bras.



END